UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2021

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: March 4, 2021

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 8816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-C

Form Type

Not Applicable

Amendment Designation (if applicable)

December 31, 2020

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

March 4, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying consolidated financial statements as at and for the year ended December 31, 2020.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
gdgarcia@pldt.com.ph	(02) 8816-8056

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,568 as at January 31, 2021	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	(02) 8816-8056

Contact Person’s Address

12/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 4, 2021

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT INC.

Exact name of issuer as specified in its charter

5.	PHILIPPINES

Province, country or other jurisdiction of Incorporation

6.	____________ (SEC Use Only)
	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553

Issuer's telephone number, including area code

9.	Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding

Common Stock	216,055,775 (1)
Amount of Debt Outstanding	Php222,765 million as at December 31, 2020

_____________

(1)	Represents the total outstanding common shares (net of 2,724,111 Treasury shares).

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at and for the years ended December 31, 2020 and 2019 and related notes (pages F-1 to F-177) are filed as part of this report on Form 17-C.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes.  Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos.  Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php48.02 to US$1.00, the exchange rate as at December 31, 2020 quoted through the Bankers Association of the Philippines.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors.  When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.  You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Years ended December 31,		Increase (Decrease)
	2020	2019(1)	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	181,004	169,187	11,817	7
Expenses	144,822	129,786	15,036	12
Other expenses – net	(3,161)	(7,065)	3,904	55
Income before income tax	33,021	32,336	685	2
Net income	24,580	22,786	1,794	8
Core income	27,129	25,111	2,018	8
Telco core income	28,087	27,080	1,007	4
EBITDA	86,158	79,815	6,343	8
EBITDA margin(2)	50%	49%	—	—
Reported earnings per common share:
Basic	112.12	103.97	8.15	8
Diluted	112.12	103.97	8.15	8
Core earnings per common share(3):
Basic	125.29	115.95	9.34	8
Diluted	125.29	115.95	9.34	8

	December 31,		Increase (Decrease)
	2020	2019	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	575,846	525,027	50,819	10
Property and equipment	260,868	232,134	28,734	12
Cash and cash equivalents and short-term investments	41,226	24,683	16,543	67
Total equity attributable to equity holders of PLDT	115,408	111,987	3,421	3
Long-term debt, including current portion	222,765	192,556	30,209	16
Net debt(4) to equity ratio	1.56x	1.50x	—	—

	Years ended December 31,		Change
	2020	2019	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	87,515	69,392	18,123	26
Net cash used in investing activities	(74,348)	(84,316)	9,968	12
Payment for purchase of property and equipment, including capitalized interest	(78,100)	(89,701)	11,601	13
Net cash provided by (used in) financing activities	3,703	(11,613)	15,316	132
Operational Data
Number of mobile subscribers	72,933,839	73,118,155	(184,316)	—
Prepaid	70,779,021	70,721,789	57,232	—
Postpaid	2,154,818	2,396,366	(241,548)	(10)
Number of broadband subscribers	3,090,118	2,161,484	928,634	43
Fixed Line broadband	2,273,602	1,931,333	342,269	18
Fixed Wireless broadband	816,516	230,151	586,365	255
Number of fixed line subscribers	3,042,815	2,765,209	277,606	10
Number of employees:	18,848	18,784	64	—
Fixed Line	13,065	12,877	188	1
LEC	11,427	10,878	549	5
Others	1,638	1,999	(361)	(18)
Wireless	5,783	5,907	(124)	(2)

(1)	Certain amounts for the year ended December 31, 2019 were reclassified to conform with the current presentation.
(2)	EBITDA margin for the period is measured as EBITDA divided by service revenues.
(3)	Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(4)	Net debt is derived by deducting cash and cash equivalents, short-term investments and debt instruments at amortized cost from total debt (long-term debt, including current portion).

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
December 31, 2020	48.02	49.63
December 31, 2019	50.80	51.79
December 31, 2018	52.56	52.68

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

EBITDA

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.  EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector.  We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS.  EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS.  Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.  Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income and Telco Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Also, Telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Voyager Innovations Holdings, Pte. Ltd., or VIH, losses, asset sales, and accelerated depreciation.  Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and a basis of granting incentives to employees.

Core income and Telco core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance.  Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and non-recurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance.  Such PFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines, in terms of both subscribers and revenues, serving the fixed line, wireless and broadband markets.  Through our three principal business segments, Wireless, Fixed Line and Others, we offer a diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

We serve 79.1 million users through the provision of mobile, fixed line and data services.  In addition to the business segments discussed below, PLDT has found it beneficial to view its business from a customer-served perspective.  Accordingly, we also assign metrics along the following marketing verticals: Home, Individual, Enterprise and International customers.

Our three business units are as follows:

•

Wireless — mobile telecommunications services provided by Smart Communications, Inc., or Smart, and Digitel Mobile Philippines, Inc., or DMPI, our mobile service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., Bonifacio Communications Corporation and PLDT Global and certain subsidiaries; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; full service customer rewards and loyalty programs provided by MVP Rewards and Loyalty Solutions, Inc., or MRSI; and distribution of Filipino channels and content through Pilipinas Global Network Limited and its subsidiaries; and

•

Others — PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Global Investment Holdings, Inc., PLDT Global Investments Corporation, or PGIC, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiaries, our investment companies.

As at December 31, 2020, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated net income to our consolidated EBITDA and our consolidated core income and Telco core income for the years ended December 31, 2020 and 2019 are set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the years ended December 31, 2020 and 2019:

	2020	2019
	(amounts in million Php)
Consolidated net income	24,580	22,786
Add (deduct) adjustments:
Depreciation and amortization	47,480	39,656
Financing costs – net	10,086	8,553
Provision for income tax	8,441	9,550
Amortization of intangible assets	2,496	758
Equity share in net losses of associates and joint ventures	2,328	1,535
Losses on derivative financial instruments – net	378	284
Impairment of investments	60	34
Interest income	(1,210)	(1,745)
Foreign exchange gains – net	(1,488)	(424)
Other income – net	(6,993)	(1,172)
Total adjustments	61,578	57,029
Consolidated EBITDA	86,158	79,815

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the years ended December 31, 2020 and 2019:

	2020	2019
	(amounts in million Php)
Consolidated net income	24,580	22,786
Add (deduct) adjustments:
Manpower rightsizing program	2,625	3,296
Sun Trademark amortization	1,877	—
Losses from changes in fair value of financial assets at FVPL	599	675
Losses on derivative financial instruments – net, excluding hedge costs	284	233
Impairment of investments	60	34
Core income adjustment on equity share in net losses (income) of associates and joint ventures	(6)	(226)
Net income attributable to noncontrolling interests	(296)	(265)
Foreign exchange gains – net	(1,488)	(424)
Net tax effect of aforementioned adjustments	(1,106)	(998)
Total adjustments	2,549	2,325
Consolidated core income	27,129	25,111
Add (deduct) adjustments:
Share in VIH losses	1,954	1,776
Accelerated depreciation, net	1,496	378
Loss (gain) on sale of Rocket Internet shares	364	(185)
Gain from condonation of debt	(240)	—
Voyager gain on dilution, net	(323)	—
Gain on sale and leaseback of Smart Headquarters, net	(2,293)	—
Total adjustments	958	1,969
Telco core income	28,087	27,080

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin, core income and telco core income for the years ended December 31, 2020 and 2019.  In each of the years ended December 31, 2020 and 2019, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)
For the year ended December 31, 2020
Revenues	104,211	98,739	—	(21,946)	181,004
Expenses	82,946	84,717	12	(22,853)	144,822
Other income (expenses) – net	(2,940)	4,221	(923)	(3,519)	(3,161)
Income (loss) before income tax	18,325	18,243	(935)	(2,612)	33,021
Provision for (benefit from) income tax	3,901	3,734	(617)	1,423	8,441
Net income (loss)/Segment profit (loss)	14,424	14,509	(318)	(4,035)	24,580
EBITDA	60,272	33,405	(12)	(7,507)	86,158
EBITDA margin(1)	61%	34%	—	—	50%
Core income (loss)	15,698	15,463	193	(4,225)	27,129
Telco core income	16,475	13,649	2,160	(4,197)	28,087

For the year ended December 31, 2019
Revenues	96,906	89,406	—	(17,125)	169,187
Expenses	74,359	72,385	101	(17,059)	129,786
Other income (expenses) – net	(5,023)	(259)	(2,112)	329	(7,065)
Income (loss) before income tax	17,524	16,762	(2,213)	263	32,336
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss)/Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
EBITDA	52,789	33,162	(101)	(6,035)	79,815
EBITDA margin(1)	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111
Telco core income	14,063	12,531	440	46	27,080

Increase (Decrease)
Revenues	7,305	9,333	—	(4,821)	11,817
Expenses	8,587	12,332	(89)	(5,794)	15,036
Other income (expenses) – net	2,083	4,480	1,189	(3,848)	3,904
Income (loss) before income tax	801	1,481	1,278	(2,875)	685
Provision for (benefit from) income tax	(522)	(1,607)	(173)	1,193	(1,109)
Net income (loss)/Segment profit (loss)	1,323	3,088	1,451	(4,068)	1,794
EBITDA	7,483	243	89	(1,472)	6,343
Core income (loss)	2,013	2,932	1,344	(4,271)	2,018
Telco core income	2,412	1,118	1,720	(4,243)	1,007

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php181,004 million in 2020, an increase of Php11,817 million, or 7%, as compared with Php169,187 million in 2019, primarily due to higher revenues from data services in our Wireless and Fixed Line business segments, partially offset by lower revenues from voice and SMS services in our Wireless business segment.

Our consolidated service revenues of Php173,634 million in 2020, increased by Php12,279 million, or 8%, from Php161,355 million in 2019, while our consolidated non-service revenues of Php7,370 million in 2020, decreased by Php462 million, or 6%, from Php7,832 million in 2019.

Consolidated service revenues, net of interconnection costs, amounted to Php171,488 million in 2020, an increase of Php13,771 million, or 9%, from Php157,717 million in 2019.

In 2019, R.A. 11202, otherwise known as the Mobile Number Portability, or MNP, Act, was enacted, which provides that a customer can retain his mobile number when he moves from one mobile service provider to another or, changes the type of subscription from postpaid to prepaid or vice versa.  It also contains provision that no interconnection fee or charge shall be imposed by any mobile service provider for domestic calls and SMS made by a subscriber.  Effective January 2, 2020, we implemented the removal of mobile interconnection fees for domestic calls and SMS from Php0.50 per minute for voice calls and Php0.05 per message for SMS.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2020 and 2019:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the year ended December 31, 2020
Service Revenues
Wireless	98,170		(2,422)	95,748
Mobile	97,566		(1,977)	95,589
Home broadband	40		—	40
MVNO and others	564		(445)	119
Fixed Line		97,410	(19,524)	77,886
Voice		29,541	(10,057)	19,484
Data		67,183	(9,119)	58,064
Home broadband		33,045	(81)	32,964
Corporate data and ICT		34,138	(9,038)	25,100
Miscellaneous		686	(348)	338
Total Service Revenues	98,170	97,410	(21,946)	173,634
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,041	1,140	—	7,181
Point-product sales	—	189	—	189
Total Non-Service Revenues	6,041	1,329	—	7,370
Total Revenues	104,211	98,739	(21,946)	181,004
For the year ended December 31, 2019
Service Revenues
Wireless	90,661		(2,418)	88,243
Mobile	88,865		(1,042)	87,823
Home broadband	85		—	85
MVNO and others	1,711		(1,376)	335
Fixed Line		87,819	(14,707)	73,112
Voice		26,267	(6,377)	19,890
Data		60,764	(7,977)	52,787
Home broadband		28,449	(142)	28,307
Corporate data and ICT		32,315	(7,835)	24,480
Miscellaneous		788	(353)	435
Total Service Revenues	90,661	87,819	(17,125)	161,355
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	6,245	1,223	(30)	7,438
Point-product sales	—	364	30	394
Total Non-Service Revenues	6,245	1,587	—	7,832
Total Revenues	96,906	89,406	(17,125)	169,187

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	104,211	58	96,906	57	7,305	8
Fixed Line	98,739	54	89,406	53	9,333	10
Inter-segment transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	(28)
Consolidated	181,004	100	169,187	100	11,817	7

Our consolidated revenues are further segmented by Market, based on the type of customers served.  Home refers to household subscribers, Individual covers mobile wireless individual customers, Enterprise encompasses business-based customers, corporate or otherwise, and International refers to international carrier customers.

The following table shows our consolidated revenues by market segment for each of our business segments for the years ended December 31, 2020 and 2019.

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	98,170	55	90,661	54	7,509	8
Individual	83,848	46	73,843	44	10,005	14
Home	884	1	1,917	1	(1,033)	(54)
Enterprise	8,662	5	6,847	4	1,815	27
International	4,776	3	8,054	5	(3,278)	(41)
Fixed Line	97,410	53	87,819	52	9,591	11
Home	41,550	23	37,344	22	4,206	11
Enterprise	42,341	23	41,091	24	1,250	3
International	13,414	7	9,201	6	4,213	46
Others	105	—	183	—	(78)	(43)
Inter-segment Transactions	(21,946)	(12)	(17,125)	(10)	(4,821)	(28)
Total Service Revenues	173,634	96	161,355	96	12,279	8
Wireless	6,041	3	6,245	3	(204)	(3)
Individual	4,309	2	4,276	2	33	1
Enterprise	1,723	1	1,959	1	(236)	(12)
International	9	—	10	—	(1)	(10)
Fixed Line	1,329	1	1,587	1	(258)	(16)
Home	762	1	928	1	(166)	(18)
Enterprise	567	—	659	—	(92)	(14)
Total Non-Service Revenues	7,370	4	7,832	4	(462)	(6)
Total Revenues	181,004	100	169,187	100	11,817	7

Expenses

Consolidated expenses increased by Php15,036 million, or 12%, to Php144,822 million in 2020 from Php129,786 million in 2019, primarily due to higher depreciation and amortization, selling, general and administrative expenses, and provisions in our Wireless and Fixed Line business segments, as well as higher interconnection costs in our Fixed Line business segment, partially offset by lower interconnection costs, and cost of sales and services in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	82,946	58	74,359	57	8,587	12
Fixed Line	84,717	58	72,385	56	12,332	17
Others	12	—	101	—	(89)	(88)
Inter-segment transactions	(22,853)	(16)	(17,059)	(13)	(5,794)	(34)
Consolidated	144,822	100	129,786	100	15,036	12

Other Income (Expenses) – Net

Consolidated other expenses amounted to Php3,161 million in 2020, a decrease of Php3,904 million, or 55%, from Php7,065 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net mainly due to gain on sale and leaseback of Smart Headquarters, partially offset by higher losses on fair value of investments from our Other business segment; (ii) higher foreign exchange gains mainly due to revaluation of net foreign currency-denominated liabilities due to higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower interest income across our business segments; (iv) higher equity share in net losses from our Fixed Line and Other business segments; and (v) higher financing costs from our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Wireless	(2,940)	(5,023)	2,083	41
Fixed Line	4,221	(259)	4,480	1,730
Others	(923)	(2,112)	1,189	56
Inter-segment transactions	(3,519)	329	(3,848)	(1,170)
Consolidated	(3,161)	(7,065)	3,904	55

Net Income (Loss)

Consolidated net income increased by Php1,794 million, or 8%, to Php24,580 million in 2020, from Php22,786 million in 2019, primarily due to higher net income from our Wireless and Fixed Line business segments, as well as lower net loss from our Other business segment.  Our consolidated basic and diluted EPS increased to Php112.12 in 2020 from Php103.97 in 2019.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2020 and 2019.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	14,424	59	13,101	58	1,323	10
Fixed Line	14,509	59	11,421	50	3,088	27
Others	(318)	(2)	(1,769)	(8)	1,451	82
Inter-segment transactions	(4,035)	(16)	33	—	(4,068)	(12,327)
Consolidated	24,580	100	22,786	100	1,794	8

EBITDA

Our consolidated EBITDA amounted to Php86,158 million in 2020, an increase of Php6,343 million, or 8%, as compared with Php79,815 million in 2019, primarily due to higher EBITDA in our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated EBITDA by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	60,272	70	52,789	66	7,483	14
Fixed Line	33,405	39	33,162	42	243	1
Others	(12)	—	(101)	—	89	88
Inter-segment transactions	(7,507)	(9)	(6,035)	(8)	(1,472)	(24)
Consolidated	86,158	100	79,815	100	6,343	8

Our consolidated EBITDA excluding MRP amounted to Php88,783 million in 2020, an increase of Php5,672 million, or 7%, as compared with Php83,111 million in 2019.

Core Income

Our consolidated core income amounted to Php27,129 million in 2020, an increase of Php2,018 million, or 8%, as compared with Php25,111 million in 2019 mainly on account of higher EBITDA and other miscellaneous income, partly offset by higher depreciation and amortization and financing costs, as well as higher equity share in net losses.  Our consolidated basic and diluted core EPS increased to Php125.29 in 2020 from Php115.95 in 2019.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	15,698	58	13,685	55	2,013	15
Fixed Line	15,463	57	12,531	50	2,932	23
Others	193	1	(1,151)	(5)	1,344	117
Inter-segment transactions	(4,225)	(16)	46	—	(4,271)	(9,285)
Consolidated	27,129	100	25,111	100	2,018	8

Our consolidated telco core income amounted to Php28,087 million in 2020, an increase of Php1,007 million, or 4%, as compared with Php27,080 million in 2019 mainly due to higher EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and financing costs.

The following table shows the breakdown of our consolidated telco core income by business segment for the years ended December 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	16,475	59	14,063	52	2,412	17
Fixed Line	13,649	48	12,531	46	1,118	9
Others	2,160	8	440	2	1,720	391
Inter-segment transactions	(4,197)	(15)	46	—	(4,243)	(9,224)
Consolidated	28,087	100	27,080	100	1,007	4

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,211 million from our Wireless business segment in 2020, an increase of Php7,305 million, or 8%, from Php96,906 million in 2019.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	97,566	93	88,865	92	8,701	10
Home broadband	40	—	85	—	(45)	(53)
MVNO and others(1)	564	1	1,711	2	(1,147)	(67)
Total Wireless Service Revenues	98,170	94	90,661	94	7,509	8
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,041	6	6,245	6	(204)	(3)
Total Wireless Revenues	104,211	100	96,906	100	7,305	8

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facility service fees.

Service Revenues

Our wireless service revenues increased by Php7,509 million, or 8%, to Php98,170 million in 2020 as compared with Php90,661 million in 2019, primarily due to higher mobile revenues, partly offset by lower revenues from home broadband and MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 94% in each of 2020 and 2019.

Mobile Services

Our mobile service revenues amounted to Php97,566 million in 2020, an increase of Php8,701 million, or 10%, from Php88,865 million in 2019.  Mobile service revenues accounted for 99% and 98% of our wireless service revenues in 2020 and 2019, respectively.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	66,731	69	52,848	59	13,883	26
Voice	21,542	22	24,597	28	(3,055)	(12)
SMS	6,937	7	9,907	11	(2,970)	(30)
Inbound roaming and others(1)	2,356	2	1,513	2	843	56
Total	97,566	100	88,865	100	8,701	10

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php13,883 million, or 26%, to Php66,731 million in 2020 from Php52,848 million in 2019 due to growth in mobile internet usage that was driven mainly by an increased demand for data connectivity amidst the pandemic to conform with the “new normal” ways of working and schooling.  This was further boosted by enhanced data products, consumer engagement promotions, and continuous network improvement and LTE migration.  Data services accounted for 69% and 59% of our mobile service revenues in 2020 and 2019, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	62,327	93	48,399	91	13,928	29
Mobile broadband	3,171	5	3,547	7	(376)	(11)
Other data	1,233	2	902	2	331	37
Total	66,731	100	52,848	100	13,883	26

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php13,928 million, or 29%, to Php62,327 million in 2020 from Php48,399 million in 2019, primarily due to the following: (i) increase in the use of video, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships; (ii) increase in digital productivity requirements from work-from-home and study-from-home environment; (iii) expansion of distribution channels, particularly using digital platforms; and (iv) LTE migration initiatives that further increased the number of LTE device and data users. Smart remains to have the fastest Mobile Data network in the country as verified by independent third-party agencies, Ookla and OpenSignal.

Mobile internet services accounted for 64% and 54% of our mobile service revenues in 2020 and 2019, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php3,171 million in 2020, a decrease of Php376 million, or 11%, from Php3,547 million in 2019, primarily due to a decrease in the number of broadband subscribers as users shifted to using mobile internet, home fiber and WiFi services.  Meanwhile, there was a noted increase in activations of Smart’s WiFi products in the third quarter of 2020 to cater to the needs of students and the workforce at home, which also serves as a backup service to their fixed home connections.  Mobile broadband services accounted for 3% and 4% of our mobile service revenues in 2020 and 2019, respectively.

Other Data

Revenues from our other data services, which include value-added services, or VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php331 million, or 37%, to Php1,233 million in 2020 from Php902 million in 2019, primarily due to higher revenues from domestic leased lines and VAS via Direct Carrier Billing, which includes revenues from video subscriptions and mobile gaming in-app purchases.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php3,055 million, or 12%, to Php21,542 million in 2020 from Php24,597 million in 2019, due to subscribers’ shift to alternative calling options and other OTT services.  Mobile voice services accounted for 22% and 28% of our mobile service revenues in 2020 and 2019, respectively.

Domestic voice service revenues decreased by Php2,908 million, or 13%, to Php18,922 million in 2020 from Php21,830 million in 2019, due to lower domestic outbound revenues, and lower inbound voice service revenues due to the impact of the removal of interconnection rates for domestic mobile voice services.

International voice service revenues decreased by Php147 million, or 5%, to Php2,620 million in 2020 from Php2,767 million in 2019, primarily due to the impact of the pandemic on OFWs and international travelers.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php2,970 million, or 30%, to Php6,937 million in 2020 from Php9,907 million in 2019, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions, such as OTT services, social media, and messenger application, combined with the impact of the removal of interconnection charges for domestic mobile SMS services.  Mobile SMS services accounted for 7% and 11% of our mobile service revenues in 2020 and 2019, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php843 million, or 56%, to Php2,356 million in 2020 from Php1,513 million in 2019, mainly due to facility service fees related to fixed wireless business.

The following table shows the breakdown of our mobile service revenues by service type for the years ended December 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
	(amounts in million Php)
Mobile service revenues	97,566	88,865	8,701	10
By service type
Prepaid	75,790	67,850	7,940	12
Postpaid	19,420	19,502	(82)	—
Inbound roaming and others	2,356	1,513	843	56

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php75,790 million in 2020, an increase of Php7,940 million, or 12%, as compared with Php67,850 million in 2019.  Mobile prepaid service revenues accounted for 78% and 76% of mobile service revenues in 2020 and 2019, respectively.  The increase in revenues from our mobile prepaid services was attributed to higher average daily top-ups, driven by the sustained growth in mobile internet usages.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail and customer care channels, data-centric Giga offers alongside existing select Sun top-up offers.  Following this development, rebranded subscribers can avail of Giga Life bundles, including the newest offers, Giga Work for those working from home and Giga Study for online classes, using Smart’s LTE network.

Postpaid Revenues

Revenues generated from mobile postpaid services amounted to Php19,420 million in 2020, lower by Php82 million as compared with Php19,502 million in 2019, primarily due to a decline in the postpaid subscriber base. Mobile postpaid service revenues accounted for 20% and 22% of mobile service revenues in 2020 and 2019, respectively.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
Mobile subscriber base
Smart(1)	30,533,816	27,335,602	3,198,214	12
Prepaid	29,090,167	25,866,195	3,223,972	12
Postpaid	1,443,649	1,469,407	(25,758)	(2)
TNT	41,688,854	38,308,363	3,380,491	9
Sun(1)	711,169	7,474,190	(6,763,021)	(90)
Prepaid	—	6,547,231	(6,547,231)	(100)
Postpaid	711,169	926,959	(215,790)	(23)
Total mobile subscribers	72,933,839	73,118,155	(184,316)	—

(1)	Includes mobile broadband subscribers.
(2)	Beginning October 2020, Sun Prepaid subscribers were rebranded as Smart Prepaid.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 4.8% and 4.1% in 2020 and 2019, respectively, while the average monthly churn rates for TNT subscribers were 4.2% and 4.0% in 2020 and 2019, respectively.  The average monthly churn rate for Sun Prepaid subscribers was 4.5% in 2019.

The average monthly churn rates for Smart Postpaid subscribers were 2.3% and 2.1% in 2020 and 2019, respectively.  The average monthly churn rates for Sun Postpaid subscribers were 3.1% and 2.0% in 2020 and 2019, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2020 and 2019:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2020	2019	Amount	%	2020	2019	Amount	%
	(amounts in Php)
Prepaid
Smart	133	132	1	1	113	116	(3)	(3)
TNT	91	77	14	18	79	69	10	14
Sun	—	84	(84)	(100)	—	75	(75)	(100)
Postpaid
Smart	844	824	20	2	813	806	7	1
Sun	386	418	(32)	(8)	375	411	(36)	(9)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

(3)	Beginning October 2020, Sun Prepaid subscribers were rebranded as Smart Prepaid.

Home Broadband

Revenues from our Home Broadband services amounted to Php40 million in 2020, a decrease of Php45 million, or 53%, from Php85 million in 2019, primarily due to a decrease in the number of subscribers.

MVNO and Others

Revenues from our MVNO and other services amounted to Php564 million in 2020, a decrease of Php1,147 million, or 67%, from Php1,711 million in 2019, primarily due to lower facility service fees.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues decreased by Php204 million, or 3%, to Php6,041 million in 2020 from Php6,245 million in 2019, primarily due to lower quantity of mobile handsets issued as a result of the temporary closure of Smart Stores and Sun Shops brought about by the community quarantine measures during the pandemic.

Expenses

Expenses associated with our Wireless business segment amounted to Php82,946 million in 2020, an increase of Php8,587 million, or 12%, from Php74,359 million in 2019.  The increase was mainly attributable to higher depreciation and amortization, selling, general and administrative expenses, and provisions, partially offset by lower interconnection costs, and cost of sales and services.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 80% and 77% in 2020 and 2019, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	37,108	45	32,009	43	5,099	16
Depreciation and amortization	35,134	42	29,484	40	5,650	19
Cost of sales and services	8,041	10	9,324	13	(1,283)	(14)
Provisions	2,026	2	1,011	1	1,015	100
Interconnection costs	467	1	2,409	3	(1,942)	(81)
Asset impairment	170	—	122	—	48	39
Total	82,946	100	74,359	100	8,587	12

Selling, general and administrative expenses increased by Php5,099 million, or 16%, to Php37,108 million, primarily due to higher expenses related to amortization of intangible assets mainly on account of trademark amortization, taxes and licenses, selling and promotions, and rent, partly offset by lower expenses related to professional and other contracted services, compensation and employee benefits, and communication, training and travel.

Depreciation and amortization charges increased by Php5,650 million, or 19%, to Php35,134 million, mainly on account of higher depreciation due to shortened life of certain network, technology and other equipment resulting from the migration to faster speed LTE and 5G technologies, as well as transformation and cost reengineering initiatives, combined with higher depreciation of right-of-use asset.

Cost of sales and services decreased by Php1,283 million, or 14%, to Php8,041 million, primarily due to lower number of units issued for mobile handsets during the temporary closure of Smart Stores and Sun Shops as a result of the community quarantine, coupled by lower cost of content and services.

Provisions increased by Php1,015 million, or 100%, to Php2,026 million, mainly on account of higher expected credit losses primarily driven by the impact of the pandemic to the economy.

Interconnection costs decreased by Php1,942 million, or 81%, to Php467 million, primarily due to lower interconnection cost on domestic voice and SMS services, as a result of the removal of mobile domestic interconnection fees.

Asset impairment, consisting mainly of impairment of contract assets, increased by Php48 million, or 39%, to Php170 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Financing costs – net	(6,886)	(6,422)	(464)	(7)
Losses on derivative financial instruments – net	(126)	(243)	117	48
Foreign exchange gains – net	431	118	313	(265)
Interest income	537	703	(166)	(24)
Other income – net	3,104	821	2,283	278
Total	(2,940)	(5,023)	2,083	41

Our Wireless business segment’s other expenses amounted to Php2,940 million in 2020, a decrease of Php2,083 million, or 41%, from Php5,023 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net by Php2,283 million mainly due to higher other miscellaneous income; (ii) higher net foreign exchange gains by Php313 million on account of revaluation of net foreign currency-denominated liabilities due to higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower net losses on derivative financial instruments by Php117 million; (iv) lower interest income by Php166 million; and (v) higher net financing costs by Php464 million mainly due to higher interest expense on loans resulting from higher outstanding loan balance and lower capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,901 million in 2020, a decrease of Php522 million, or 12%, from Php4,423 million in 2019.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php1,323 million, or 10%, to Php14,424 million in 2020 from Php13,101 million in 2019.

EBITDA

Our Wireless business segment’s EBITDA increased by Php7,483 million, or 14%, to Php60,272 million in 2020 from Php52,789 million in 2019.  EBITDA margin increased to 61% in 2020 from 58% in 2019.

Core Income

Our Wireless business segment’s core income increased by Php2,013 million, or 15%, to Php15,698 million in 2020 from Php13,685 million in 2019, mainly on account of higher EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and net financing costs.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php98,739 million in 2020, an increase of Php9,333 million, or 10%, from Php89,406 million in 2019.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	67,183	68	60,764	68	6,419	11
Voice	29,541	30	26,267	29	3,274	12
Miscellaneous	686	1	788	1	(102)	(13)
	97,410	99	87,819	98	9,591	11
Non-Service Revenues:
Sale of computers, phone units and point-product sales	1,329	1	1,587	2	(258)	(16)
Total Fixed Line Revenues	98,739	100	89,406	100	9,333	10

Service Revenues

Our fixed line service revenues increased by Php9,591 million, or 11%, to Php97,410 million in 2020 from Php87,819 million in 2019, primarily due to higher revenues from our data and voice services.

Data Services

Our data services posted revenues of Php67,183 million in 2020, an increase of Php6,419 million, or 11%, from Php60,764 million in 2019, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 69% in each of the years ended December 31, 2020 and 2019.

The following table shows information of our data service revenues for the years ended December 31, 2020 and 2019:

			Increase
	2020	2019	Amount	%
	(amounts in million Php)
Data service revenues	67,183	60,764	6,419	11
Corporate data and ICT	34,138	32,315	1,823	6
Home broadband	33,045	28,449	4,596	16

Corporate Data and ICT

Corporate data services amounted to Php28,110 million in 2020, an increase of Php1,429 million, or 5%, as compared with Php26,681 million in 2019, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 42% and 44% of total data services for the years ended December 31, 2020 and 2019, respectively.

ICT revenues increased by Php394 million, or 7%, to Php6,028 million in 2020 from Php5,634 million in 2019 mainly due to higher revenues from data centers, cloud and cybersecurity.  The percentage contribution of this service segment to our total data service revenues accounted for 9% in each of the years ended December 31, 2020 and 2019.

Home Broadband

Home broadband data revenues amounted to Php33,045 million in 2020, an increase of Php4,596 million, or 16%, from Php28,449 million in 2019.  This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr) and fixed wireless (PLDT Home WiFi).  PLDT Home offers broadband services through the nationwide roll-out of its fiber-to-the-home, or FTTH, network and its existing copper network.  Home broadband revenues accounted for 49% and 47% of total data service revenues in 2020 and 2019, respectively.  PLDT’s FTTH nationwide network roll-out has reached approximately 9.0 million homes passed as of December 31, 2020.

Voice Services

Revenues from our voice services increased by Php3,274 million, or 12%, to Php29,541 million in 2020 from Php26,267 million in 2019, primarily due to higher revenues from international services of PLDT Global, partly offset by lower revenues from domestic and local exchange services.  The decline in domestic and local exchange services was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as subscribers’ shift to mobile services.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 30% in each of the years ended December 31, 2020 and 2019.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php102 million, or 13%, to Php686 million in 2020 from Php788 million in 2019.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of the years ended December 31, 2020 and 2019.

Non-service Revenues

Non-service revenues decreased by Php258 million, or 16%, to Php1,329 million in 2020 from Php1,587 million in 2019, primarily due to lower sale of hardware, Telpad units, and computer bundles, partially offset by higher sale of Prepaid Home WiFi and managed ICT equipment.

Expenses

Expenses related to our Fixed Line business segment totaled Php84,717 million in 2020, an increase of Php12,332 million, or 17%, as compared with Php72,385 million in 2019.  The increase was primarily due to higher interconnection costs, selling, general and administrative expenses, depreciation and amortization, and provisions.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 86% and 81% in 2020 and 2019, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	43,860	52	40,856	56	3,004	7
Depreciation and amortization	19,383	23	16,141	22	3,242	20
Interconnection costs	11,715	14	7,577	11	4,138	55
Provisions	5,394	6	3,530	5	1,864	53
Cost of sales and services	4,269	5	4,112	6	157	4
Asset impairment	96	—	169	—	(73)	(43)
Total	84,717	100	72,385	100	12,332	17

Selling, general and administrative expenses increased by Php3,004 million, or 7%, to Php43,860 million primarily due to higher expenses related to compensation and employee benefits, mainly on account of higher pension benefits, repairs and maintenance, professional and other contracted services, and selling and promotions, partly offset by lower rent, taxes and licenses, and communication, training and travel expenses.

Depreciation and amortization charges increased by Php3,242 million, or 20%, to Php19,383 million mainly on account of higher depreciable asset base and depreciation due to shortened life of certain network equipments, resulting from the migration to FTTH, combined with higher depreciation of right-of-use asset.

Interconnection costs increased by Php4,138 million, or 55%, to Php11,715 million, primarily due to higher international interconnection costs of PLDT Global.

Provisions increased by Php1,864 million, or 53%, to Php5,394 million, primarily due to higher provisions for expected credit losses mainly on account of lower collection efficiency and decline in macroeconomic factors, and higher provision for inventory obsolescence.

Cost of sales and services increased by Php157 million, or 4%, to Php4,269 million, primarily due to higher cost of sale of Prepaid Home WiFi and managed ICT equipment, partly offset by lower cost of services, as well as lower cost of hardware, Telpad units and computer bundles.

Asset impairment, consisting mainly of impairment of contract assets, decreased by Php73 million, or 43%, to Php96 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Foreign exchange gains – net	1,153	400	753	188
Interest income	636	680	(44)	(6)
Equity share in net earnings of associates	50	568	(518)	(91)
Losses on derivative financial instruments – net	(270)	(196)	(74)	(38)
Financing costs – net	(6,059)	(5,078)	(981)	(19)
Other income – net	8,711	3,367	5,344	159
Total	4,221	(259)	4,480	1,730

Our Fixed Line business segment’s other income amounted to Php4,221 million in 2020, a change of Php4,480 million as against other expenses of Php259 million in 2019, primarily due to the combined effects of the following: (i) higher other income – net by Php5,344 million mainly due to gain on sale and leaseback of Smart Headquarters and other miscellaneous income; (ii) higher net foreign exchange gains by Php753 million on account of revaluation of net foreign currency-denominated liabilities due to higher level of appreciation of the Philippine peso relative to the U.S. dollar; (iii) lower interest income by Php44 million; (iv) higher net losses on derivative financial instruments by Php74 million; (v) lower equity share in net earnings of associates by Php518 million; and
(vi) higher net financing costs by Php981 million mainly due to higher interest expense on loans resulting from higher outstanding loan balance, partially offset by higher capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,734 million in 2020, a decrease of Php1,607 million, or 30%, from Php5,341 million in 2019.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php14,509 million in 2020, an increase of Php3,088 million, or 27%, as compared with Php11,421 million in 2019.

EBITDA

Our Fixed Line business segment’s EBITDA increased by Php243 million, or 1%, to Php33,405 million in 2020 from Php33,162 million in 2019.  EBITDA margin decreased to 34% in 2020 from 38% in 2019.

Core Income

Our Fixed Line business segment’s core income increased by Php2,932 million, or 23%, to Php15,463 million in 2020 from Php12,531 million in 2019, primarily due to higher EBITDA and other miscellaneous income, as well as lower provision for income tax, partially offset by higher depreciation and amortization, and net financing costs.

Others

Revenues

Revenues generated from our Other business segment amounted to nil in each of 2020 and 2019.

Expenses

Expenses related to our Other business segment decreased by Php89 million, or 88%, to Php12 million in 2020 from Php101 million in 2019.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Equity share in net losses of associates and joint ventures	(2,378)	(2,103)	(275)	(13)
Financing costs – net	(55)	—	(55)	(100)
Foreign exchange losses – net	(48)	(76)	28	37
Gains on derivative financial instruments – net	18	155	(137)	(88)
Interest income	92	362	(270)	(75)
Other income – net	1,448	(450)	1,898	422
Total	(923)	(2,112)	1,189	56

Our Other business segment’s other expenses amounted to Php923 million in 2020, a decrease of Php1,189 million, or 56%, from Php2,112 million in 2019, primarily due to the combined effects of the following: (i) other income – net of Php1,448 million in 2020 as against other expenses of Php450 million in 2019 mainly due to losses on fair value of Phunware investment in 2019 and higher other miscellaneous income, partially offset by losses on fair value in 2020 as against gains on fair value in 2019 of Rocket Internet investment, and higher losses on fair value of iflix investment; (ii) lower net foreign exchange losses by Php28 million; (iii) net financing costs of Php55 million in 2020; (iv) lower net gains on derivative financial instruments by Php137 million; (v) lower interest income by Php270 million; and (vi) higher equity share in net losses of associates and joint ventures by Php275 million mainly due to equity share in net losses in 2020 as against equity share in net earnings in 2019 of Multisys, and higher equity share in net losses of VIH.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php318 million in 2020, a decrease of Php1,451 million, or 82%, from Php1,769 million in 2019.

Core Income (Loss)

Our Other business segment’s core income amounted to Php193 million in 2020 as against core loss of Php1,151 million in 2019.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2020 and 2019, as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2020 and 2019:

	Years ended December 31,
	2020	2019
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	87,515	69,392
Net cash flows used in investing activities	(74,348)	(84,316)
Payment for purchase of property and equipment, including capitalized interest	(78,100)	(89,701)
Net cash flows provided by (used in) financing activities	3,703	(11,613)
Net increase (decrease) in cash and cash equivalents	15,868	(27,285)

	December 31,
	2020	2019
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	205,195	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	17,570	19,722
Total interest-bearing financial liabilities	222,765	192,556
Total equity attributable to equity holders of PLDT	115,408	111,987
	338,173	304,543

Other Selected Financial Data
Total assets	575,846	525,027
Property and equipment	260,868	232,134
Cash and cash equivalents	40,237	24,369
Short-term investments	989	314

Our consolidated cash and cash equivalents and short-term investments totaled Php41,226 million as at December 31, 2020.  Principal sources of consolidated cash and cash equivalents in 2020 were cash flows from operating activities amounting to Php87,515 million, proceeds from availment of long-term and short-term debts of Php61,271 million and Php10,000 million, respectively, proceeds from maturity of short-term investments of Php4,375 million, collection of Metro Pacific Investments Corporation, or MPIC, receivables of Php2,826 million, proceeds from disposal of Rocket Internet shares of Php2,127 million and interest received of Php1,106 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php78,100 million; (2) long-term debt principal and interest payments of Php28,365 million and Php8,343 million, respectively; (3) cash dividend payments of Php16,721 million; (4) payment of short-term debt of Php10,000 million; (5) payment for purchase of short-term investments of Php5,147 million; (6) settlement of obligations under lease liabilities of Php2,541 million; and (7) payment for purchase of investment in debt securities of Php1,194 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php24,683 million as at December 31, 2019.  Principal sources of consolidated cash and cash equivalents in 2019 were cash flows from operating activities amounting to Php69,392 million, proceeds from availment of long-term debt of Php37,500 million, interest received of Php1,723 million, collection of receivables from MPIC of Php1,771 million, proceeds from disposal of Rocket Internet shares of Php1,021 million and net proceeds from maturity of short-term investments of Php843 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php89,701 million; (2) debt principal and interest payments of Php20,494 million and Php7,143 million, respectively; (3) cash dividend payments of Php15,592 million; and (4) settlement of obligations under lease liabilities of Php5,399 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php18,123 million, or 26%, to Php87,515 million in 2020 from Php69,392 million in 2019, primarily due to lower prepayments, lower pension and other employee benefits, and lower level of settlement of other noncurrent liabilities and accrued expenses and other current liabilities, partially offset by higher level of settlement of accounts payable.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php74,348 million in 2020, a decrease of Php9,968 million, or 12%, from Php84,316 million in 2019, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php11,601 million;
(2) higher proceeds from disposal of Rocket internet shares by Php1,106 million; (3) higher level of collection of MPIC receivables by Php1,055 million; (4) lower interest received by Php617 million; (5) net payment for purchase of investment in debt securities of Php1,044 million in 2020; and (6) net payment for purchase of short-term investment of Php772 million in 2020 as against net proceeds from maturity of short-term investments of Php843 million in 2019.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2020 totaled Php78,100 million, a decrease of Php11,601 million, or 13%, as compared with Php89,701 million in 2019.  Smart’s payment for purchase of property, including capitalized interest, decreased by Php15,100 million, or 28%, to Php39,002 million in 2020 from Php54,102 million in 2019.  Smart’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity, and rollout of 5G base stations in key business districts of Metro Manila, and key cities in Visayas and Mindanao.  PLDT’s payment for purchase of property, including capitalized interest, increased by Php4,332 million, or 13%, to Php38,291 million in 2020 from Php33,959 million in 2019.  PLDT’s capex spending was used to finance the fixed line expansion, modernization and upgrade of transport network, continuous expansion of fiber optic footprint nationwide, and expansion of our international submarine cable network.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows provided by financing activities amounted to Php3,703 million in 2020, as against cash flows used in financing activities of Php11,613 million in 2019, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php23,771 million; (2) lower settlement of obligations under lease liabilities by Php2,858 million; (3) higher payment of debt issuance costs by Php732 million; (4) higher interest paid by Php1,200 million; (5) higher cash dividends paid by Php1,129 million; and
(6) higher payments of long-term debt by Php7,871 million.

Debt Financing

Proceeds from availment of long-term and short-term debts in 2020 amounted to Php61,271 million and Php10,000 million, respectively, mainly from PLDT’s issuance of fixed rate U.S. Dollar notes and PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations, prepayment of outstanding loans and financing of capital expenditure requirements.  Payments of principal on our long-term and short-term debts in 2020 amounted to Php28,365 million and Php10,000 million, respectively, while payment of interest amounted to Php8,343 million.

Our consolidated long-term debt increased by Php30,209 million, or 16%, to Php222,765 million as at December 31, 2020 from Php192,556 million as at December 31, 2019, primarily due to issuance of fixed rate U.S. Dollar notes and drawings from our long-term and short-term facilities, partly offset by debt amortizations and prepayments.  As at December 31, 2020, Smart’s long-term debt level increased by 1%, to Php78,764 million from Php78,152 as at December 31, 2019, and PLDT’s long-term debt level increased by 26% to Php144,001 million from Php114,404 million as at December 31, 2019.

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at December 31, 2020 and 2019, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders for the years ended December 31, 2020 and 2019:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
2020
Common
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38	8,210
Preferred
10% Cumulative Convertible Redeemable Preferred Stock Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021	—	3
Charged to Retained Earnings					16,695
2019
Common
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36	7,778
Preferred
10% Cumulative Convertible Redeemable Preferred Stock Series JJ	May 9, 2019	May 31, 2019	June 28, 2019	1	—
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
Charged to Retained Earnings					15,615

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2020 are as follow:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Common
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12
Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
Charged to Retained Earnings					8,657
(1)	Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php575,846 million as at December 31, 2020, an increase of Php50,819 million, or 10%, from Php525,027 million as at December 31, 2019, primarily due to higher property and equipment, prepayments, and cash and cash equivalents.

Our total liabilities amounted to Php456,181 million as at December 31, 2020, an increase of Php47,444 million, or 12%, from Php408,737 million as at December 31, 2019, primarily due to higher interest-bearing financial liabilities.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016, 2017 and 2018, and 60% of our telco core income for 2019 and 2020.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php16,721 million in 2020 as compared with Php15,592 million paid to shareholders in 2019.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2020 and 2019, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at December 31, 2020 and 2019.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks.  We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2020 and 2019 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	December 31,
	2020	2019
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost	1,163	—
Other financial assets – net of current portion	2,561	1,657
Total noncurrent financial assets	3,724	1,657
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	213,908	169,965
Customers’ deposits	1,821	1,539
Deferred credits and other noncurrent liabilities	1,562	1,953
Total noncurrent financial liabilities	217,291	173,457

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2020 and the nine months ended September 30, 2020:

	December 31,	September 30,
	2020	2020
	(amounts in million Php)
Profit and Loss
Interest income	1,210	911
Losses on derivative financial instruments – net	(378)	(341)
Accretion on financial liabilities	(146)	(104)
Interest on loans and other related items	(10,333)	(7,738)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(306)	(213)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the years ended December 31, 2020 and 2019 were 2.6% and 2.5%, respectively.  We expect inflation to stay within the 2% to 4% target range of the BSP.

PART II – OTHER INFORMATION

Sale of PLDT Prepaid Home WiFi (PHW) Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement for the transfer of PLDT’s PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, have seamless upgrades and cross-selling of products for simplified customer experience, and to better manage network costs and wireless network capacity.

The transfer of PHW subscribers took effect on March 1, 2021 after compliance with the NTC’s required 30-day notice to subscribers.  The initial purchase price for the transfer, together with the Prepaid Home WiFi inventories and unearned revenues, amounts to Php1,455 million, exclusive of value-added tax, subject to purchase price adjustment.  This transaction is eliminated in our consolidated financial statements.

Sun Prepaid Rebranding to Smart

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers. The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI. Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the Distributed Subscriber Revenues.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which was previously projected to be of continued use and was accordingly estimated to be with indefinite life, is now amortized over a period of 12 months starting August 2020.

Sale of Rocket Internet Shares

On January 30, 2020, Rocket Internet redeemed 13.5 million shares, reducing its share capital to €137 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 1.3% to 1.4%.

In September 2020, PLDT Online sold 1.4 million Rocket internet shares for an aggregate amount of €26 million, or Php1,508 million, reducing its equity ownership in Rocket Internet from 1.4% to 0.4%.

In October 2020, PLDT Online sold 0.5 million Rocket internet shares for an aggregate amount of €9 million, or Php509 million, resulting in the full divestment of the investment in Rocket Internet.

Sale and Leaseback

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Headquarters.  The transaction is subject to the compulsory notification process of the Philippine Competition Commission, or PCC, pursuant to Sections 12(b) and 16 of the Philippine Competition Act.

After undertaking the compulsory notification process, PLDT, on September 3, 2020, received the PCC Decision No. 16-M-013/2020 stating that the PCC resolves to take no further action on the transaction considering that it will not likely result in substantial lessening of competition due to the existence of sufficient competitive constraints.

On October 5, 2020, PLDT signed the sale agreement with the buyer and received in full the consideration of Php5,500 million plus 12% VAT.  The sale does not include the telecommunication assets owned or used by PLDT and Smart that are located in the Smart Headquarters. Smart, the current lessee of the property, continues to occupy the property pursuant to a new contract of lease with the buyer executed on October 5, 2020.  The new contract of lease is for a period of five years and stipulates that the lessee has the option to pre-terminate without penalty after the second year subject to a 12-month notice.

Measures We Have Taken in Light of the COVID-19 Pandemic

In light of the ongoing outbreak of the COVID-19 pandemic, we have conducted an analysis of PLDT’s risks, and have implemented the following measures to protect our employees, customers and trade partners.

People

On March 9, 2020, we instituted a travel ban on our employees to high risk countries and executed a partial lockdown with access to our corporate premises limited only to employees.  On March 12, 2020, we imposed a ban on all foreign travel.

To minimize exposure of our employees to the COVID-19 disease as well as to prevent its further spreading, we implemented a “work from home” policy, which came into effect on March 11, 2020.  A certain number of our employees are allowed to work from home until the spread of the virus is brought under control in the Philippines.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 disease.

On May 27, 2020, we began a partial “return to work” process under guidelines that aligned with the minimum workplace requirements for areas under MECQ and general community quarantine as set out in the latest issuances by various Government agencies.

While the Government has clarified that COVID-19 testing is not mandatory or a pre-requisite to resuming operations, we have partnered with Metro Pacific Hospital Holdings, Inc. and accredited clinics to conduct rapid testing on our employees nationwide in phases to help prevent the risk of infection in the workplace.  The rapid test assesses whether a person has been exposed to the virus, aiding doctors in evaluating the patient and determining whether additional testing is required.  Testing commenced on May 20, 2020 and was done in batches, prioritizing field-based and store-based personnel.  Given the lack of public transportation, employees with private vehicles and who test negative will be prioritized for return to work operations.  For those without private vehicles or other safe and reliable means of transport, we are evaluating various options, including the possibility of shuttle services to ensure employees are safely transported to and from work.  We have since updated our “return to work” policy to include hybrid work arrangements beginning April 5, 2021.

To ensure that our workplace is safe and ready for re-occupancy, we have implemented a number of policies and procedures.  For example, employees are required to wear proper personal protective equipment in the workplace at all times and in the proper manner.  We continue to provide protective equipment to each employee depending on his/her work arrangement — whether in the field, in an office, or a retail store. In addition, we implemented physical distancing guidelines and various protocols, including temperature scanning, daily health declarations, observance of one-way traffic on all corridors, general disinfection of common areas every two hours, ultraviolet cleaning and a visitor screening policy.  We have also installed markers, signage, sneeze guards and high efficiency particulate air (HEPA) filter appliances, and cleaned our airconditioning ducts.

In preparation for our employees’ return to the workplace, e-learning modules focused on health and safety protocols were deployed, with 10,000 employees completing the course to date.  A webinar on “Getting Back on Tracking: The Right Mindset for the New Normal” was also rolled out to 3,353 targeted employees. Along with this, company-wide virtual talks with Q&A sessions for “Mental Health Amid COVID-19” and “Mental Wellness in the New Normal” were conducted by health professionals to help employees cope with COVID-19-related anxieties.

To further protect our employees’ welfare, PLDT Medical Services provides maintenance medicines and multivitamins through our in-house clinics nationwide, and in partnership with Mercury Drugstores and MedExpress Delivery. Internal channels for 24/7 COVID-19-related assistance are also available for our workforce.

On top of this, we have a 24/7 InfoMed hotline that is ready to address medical-related concerns and health benefits PLDT personnel may have. Employees can reach out to advisers on questions related to internal guidelines, safety protocols, rapid testing, shuttle services and the like through the COVID-19 Employee Hotline from Mondays to Fridays from 8AM to 5PM.  A COVID-19 Online Helpdesk on Workplace by Facebook was also set up for all internal inquiries.

We have identified the types of employees who are most at risk of COVID-19 based on local guidelines issued by various Government agencies.  This includes pregnant employees, those with pre-existing conditions or co-morbidities and those aged 60 years or above.  Employees who fall within this group and have asked or are asked to report for work in the workplace must first obtain clearance from the PLDT medical services team and strictly comply with all health and safety protocols to ensure their continued well-being.

For health monitoring purposes, a coronavirus online form is required to be completed by employees if they are experiencing symptoms or have been exposed to a COVID-19 patient or suspect.  The COVID-19 self-check chatbot, our employees’ daily health assessment and security requirement for returning to work, is housed in the company’s internal social media platform (Workplace by Facebook).  The PLDT medical services team closely monitors both the coronavirus online form and chatbot.  We have issued instructions and guidelines to our trade partners on how to best deal with the COVID-19 pandemic.

With the arrival of vaccines to combat COVID-19, we have initiated discussions with various vaccine suppliers to ensure an adequate supply of doses for our employees and their dependents.  Pending their delivery, we are drafting the appropriate policies governing their allocation and mechanics for inoculation.

Network and IT

As more and more people in the Philippines choose to work from home, we have been experiencing a significant increase in the usage of our internet services.  Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As at the date of this report, we have sufficient capacity to serve the increased needs of all our subscribers.  We have added international and domestic internet capacity, upgraded our local content delivery network, and reassigned our 2G frequencies to LTE and temporarily reassigned our 5G frequencies to LTE in order to augment our internet capacity.  We have taken steps to enhance security for premises in which our critical network and IT systems are kept.  We have also moved essential spare parts and supplies from our remote warehouses to Metro Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

To provide customers with connectivity when they need it the most, we provided zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our PLDT Home subscribers, increased data allocations for postpaid and prepaid customers, equipped our corporate customers with telecommuting solutions, suspended disconnections for our postpaid customers, free use of selected business corporations for corporate customers and for our OFWs, extended the duration of free calls through our Free Bee app.  On May 1, 2020, we implemented a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart consumer postpaid, and Sun consumer postpaid subscribers can settle their unpaid balances as at April 30, 2020 in six equal monthly payments with 0% interest and no penalties.  This program was further extended for two months that ended on December 31, 2020.  In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves. Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have taken the following precautionary measures at our stores:

•provided 70% alcohol at all counters for employees and customers;

•provided anti-bacterial wipes and alcohol pads to sanitize work area after each transaction;

•provided anti-bacterial spray to sanitize the air and incoming deliveries;

•	provided handheld infrared thermometers for employees to take temperatures of all visitors to our stores, including customers and third-party personnel; and

•provided facial masks for customer-facing employees.

Impact of COVID-19 Outbreak on our Operations

The imposition of the ECQ in mid-March tempered revenue growth as mobility and normal activity slowed down. Recovery began in the second half of April with the momentum being sustained in May and June such that the number of mobile prepaid top-ups was higher than it was prior to the imposition of the ECQ. PLDT Home was also initially hampered by movement restrictions but has similarly returned to pre-ECQ levels aided by the strong demand for broadband services of customers being forced to work and study from home.  While work-from-home arrangements for businesses and their employees boosted demand for corporate fixed broadband and fixed wireless data services, corporate revenue growth in this period was constrained by the slump in commercial activities resulting from the imposition of community quarantine.

During the ECQ, network traffic grew significantly, with traffic shifting from the commercial business districts to residential areas. This increase led to some initial congestion in our international links but which was quickly resolved to ensure continued quality experience for our subscribers.  To further ensure that we could handle the increased volume of data traffic, Smart reallocated its assigned 1,800 MHz frequencies from 2G to 4G/LTE.

The ECQ highlighted a distinct advantage of PLDT’s fixed/wireless network architecture as the separate fixed and wireless networks were able to serve their respective networks while maintaining service quality.  The disruptions caused by the ECQ initially led us to believe that we would need to postpone a number of planned network activities for 2020 and defer up to 20-25% of our 2020 capital expenditures.  However, as the community quarantine restrictions eased, we were able to catch up on our activities and thus came close to achieving our initial targets.  The network roll-out prioritized projects that help our customers and the public revive their businesses and social activities. We also shifted our focus to areas outside of Metro Manila where demand for data services grew dramatically.

Amidst this uncertainty, new opportunities for future growth have arisen.  Life under the community quarantine has pushed the rapid adoption of online and digital services as people forced to stay at home have turned to web-based collaboration tools, distance learning, online shopping and payment and e-health services, among others.  We believe our superior network and digital infrastructure has driven more data usage to both our mobile and fixed networks. PLDT Home is ramping up its installation and repair levels and rolling out fixed wireless in areas with no fixed line or fiber connections. Smart is gearing to capitalize on e-payments and further leverage its online distribution channels and our Enterprise vertical is driving opportunities in e-health, e-learning, telemedicine and other collaboration solutions while seeing renewed demand for data center services.

U.S. Dollar Global Notes

On June 23, 2020, PLDT issued US$300 million long 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively. Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans, and partially finance capital expenditures. The 2031 Notes will mature on January 23, 2031 and the 2050 Notes will mature on June 23, 2050.

Investment of PLDT Online in iflix

On June 19, 2020, iflix entered into an asset purchase agreement with Tencent group relating to the sale of its major assets including trademark, content, platform and resources for a total consideration of US$22.5 million.  Upon closing of the transaction on June 24, 2020, the remaining assets of iflix are its existing cash, receivables and the right to pursue certain ongoing arbitration proceedings against certain business counterparties which it intends to use for the settlement of its liabilities.  As a result, PLDT Online valued at nil its investment in iflix composed of ordinary and Series B Preferred Shares which rank last and second to the last, respectively, with respect to rights upon liquidation, dissolution and winding up of iflix.

Asia Direct Cable Consortium, or the ADC Consortium, to Build a New Asia Pacific Submarine Cable

The ADC Consortium, to which the PLDT is party, is in the process of constructing a 9,400-kilometer long high-performance submarine cable line connecting six major countries in East Asia and Southeast Asia.  Construction began in February 2020 and is expected to be completed in the first half of 2023.  The cable is expected to feature multiple pairs of high capacity optical fibers and is designed to carry more than 140 Tbps of traffic, enabling high capacity transmission of data across the East Asia and Southeast Asia regions.

Partnership with Orange International Carriers (“Orange”)

In May 2020, PLDT announced that it had entered into a partnership with Orange, the wholesale arm of the Orange Group, for international voice aggregation services to deliver better quality service to millions of customers globally. As the preferred aggregator for voice traffic, Orange handles all global inbound traffic terminating on the PLDT and Smart networks.

Orange’s experience and expertise are available to PLDT for the management of its global partner portfolio. The partnership agreement also includes support from Orange’s global sales team in the joint implementation of various voice traffic management solutions. Additionally, in a move to increase voice traffic and security, Orange guarantees the value of PLDT voice traffic with its industry-leading anti-fraud voice solutions.

Commitment of New Investments in Voyager Innovations Holdings, Pte. Ltd., or VIH

On April 16, 2020, PLDT, through PCEV, KRR, Tencent, IFC and IFC Emerging Asia Fund, or the Subscribers, entered into a new subscription agreement with VIH to commit up to US$120 million of new funding.  The Notes Subscription Agreement covers the issuance of VIH’s Convertible Loan Notes, or the VIH Notes, with an aggregate principal amount of US$65 million and issuance of Warrants with an aggregate subscription amount of US$55 million.

On May 14, 2020, VIH issued the Convertible Loan Note Instruments and Warrant Certificates to the Subscribers.  PCEV paid US$10.8 million for the VIH Notes and received a Warrant Certificate amounting to US$9.2 million.

On December 31, 2020, the Convertible Note issued to PCEV was converted in full into 7,891,968 Class A2 preferred shares at US$1.3685 per share. Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.  The reduction in equity interest, referred to as deemed disposal, resulted in the recognition of Php394 million dilution gain, which is equivalent to the difference between the fair value of the equity interest given up and its carrying value.

VIH will use the funds to support PayMaya’s rapid growth as it pursues its mission to accelerate digital and financial inclusion in the Philippines and enable the wider Filipino population to participate in the digital economy.

Amendments to the Articles of Incorporation of PLDT

On April 8, 2020 and June 9, 2020, the Board of Directors and stockholders, respectively, approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services; and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

On November 24, 2020, the amendment to the Articles of Incorporation of PLDT was approved by the Philippine SEC.

Expiration of PLDT-Maratel, Inc.’s (“Maratel”) Legislative Franchise

Effective April 27, 2020, Maratel ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, Republic Act No. 7970. In order to ensure continued customer service, Maratel assigned its assets and subscribers to PLDT for a total consideration of Php500 million. The NTC did not object to the transfer of Maratel subscribers to PLDT, subject to certain conditions. The PLDT Board of Directors had approved the acquisition of Maratel’s assets and subscribers on November 7, 2019.  This transaction was eliminated in our consolidated financial statements.

Redemption of SIP Shares

On January 28, 2020, the Board authorized the redemption of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock (the “SIP Shares”) which were issued in the year 2014, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares subject for redemption is February 11, 2020.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, PLDT Subic Telecom, Inc., or SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on a voluntary basis and SubicTel assigned its assets and subscribers to PLDT for a consideration of Php622 million.  The NTC did not object to the transfer of SubicTel subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  The PLDT Board of Directors had approved the acquisition of the assets and subscribers of SubicTel on September 24, 2019.  This transaction was eliminated in our consolidated financial statements.

Smart, Globe and Dito Joint Venture on Mobile Number Portability

In 2019, Smart, along with Globe and Dito entered into an agreement to form a joint venture that will address the requirements of Republic Act No. 11202, or the MNP Act.  The newly enacted law allows mobile phone users to switch networks or change their subscription from prepaid to postpaid or vice versa, without changing their mobile numbers.

The joint venture company, Telecommunications Connectivity, Inc., or TCI, was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed to Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In 2020, Smart subscribed to an additional P30 million representing its 33.33% equity interest equivalent to 30 million shares at a subscription price of Php1.00 per share payable upon next capital call of the joint venture.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

For updates relating to the above discussion, please see Note 27 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements.

For updates on matters relating to the (1) Department of Labor and Employment, or DOLE, Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; and (2) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures, see Note 27 – Provisions and Contingencies, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2020:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	17,142	7,574	1,274	506	7,788
Corporate subscribers	13,318	3,131	2,648	1,222	6,317
Foreign administrations	1,520	813	143	70	494
Domestic carriers	226	(496)	226	313	183
Dealers, agents and others	6,098	2,887	337	353	2,521
Total	38,304	13,909	4,628	2,464	17,303
Less: Allowance for expected credit losses	16,251
Total Receivables - net	22,053

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at December 31, 2020 and 2019:

	December 31,
	2020	2019
Current Ratio(1)	0.41:1.0	0.37:1.0
Acid Test Ratio(2)	0.30:1.0	0.23:1.0
Solvency Ratio(3)	0.37:1.0	0.35:1.0
Net Debt to Equity Ratio(4)	1.56:1.0	1.50:1.0
Net Debt to EBITDA Ratio(5)	2.09:1.0	2.10:1.0
Total Debt to EBITDA Ratio(6)	2.59:1.0	2.41:1.0
Asset to Equity Ratio(7)	4.99:1.0	4.69:1.0
Interest Coverage Ratio(8)	4.14:1.0	4.63:1.0
Profit Margin(9)	14%	13%
Return on Assets(10)	5%	5%
Return on Equity(11)	22%	20%
EBITDA Margin(12)	48%	49%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)	Acid test ratio is measured as total of cash and cash equivalent, short-term investments and trade and other receivables divided by total current liabilities.
(3)	Solvency ratio is measured as adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)

Net Debt to equity ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(5)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by EBITDA for the year.
(6)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) divided by EBITDA for the year.
(7)	Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the year, divided by total financing cost for the year.
(9)	Profit margin is derived by dividing net income for the year with total revenues for the year.
(10)	Return on assets is measured as net income for the year divided by average total assets.
(11)	Return on Equity is measured as net income for the year divided by average total equity attributable to equity holders of PLDT.
(12)	EBITDA margin for the year is measured as EBITDA divided by service revenues for the year.

EBITDA for the year is measured as net income for the year excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the year.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2020 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: March 4, 2021

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2020 AND 2019

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	260,868	232,134
Right-of-use assets (Note 10)	18,303	15,890
Investments in associates and joint ventures (Note 11)	52,123	53,863
Financial assets at fair value through profit or loss (Note 12)	380	3,369
Debt instruments at amortized cost – net of current portion (Note 13)	1,153	—
Investment properties (Notes 6 and 14)	895	778
Goodwill and intangible assets (Note 15)	65,329	67,825
Deferred income tax assets – net (Note 7)	19,556	23,623
Derivative financial assets – net of current portion (Note 28)	—	1
Prepayments – net of current portion (Notes 19 and 25)	66,109	48,933
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6, 11 and 25)	—	162
Contract assets – net of current portion (Note 5)	668	750
Other financial assets – net of current portion (Note 28)	2,915	1,986
Other non-financial assets – net of current portion	109	136
Total Noncurrent Assets	488,408	449,450
Current Assets
Cash and cash equivalents (Note 16)	40,237	24,369
Short-term investments (Note 28)	989	314
Trade and other receivables (Note 17)	22,053	22,436
Inventories and supplies (Note 18)	4,085	3,412
Current portion of contract assets (Note 5)	1,799	1,997
Current portion of derivative financial assets (Note 28)	22	41
Current portion of debt instruments at amortized cost (Note 13)	—	150
Current portion of prepayments (Notes 19 and 25)	10,657	11,298
Current portion of financial assets at fair value through other comprehensive income (Notes 6, 11 and 25)	168	2,757
Current portion of other financial assets (Notes 20 and 28)	7,172	8,086
Current portion of other non-financial assets	256	717
Total Current Assets	87,438	75,577
TOTAL ASSETS	575,846	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	(21)	(394)
Capital in excess of par value (Note 20)	130,312	130,312
Other equity reserves (Note 26)	19	276
Retained earnings (Note 20)	25,652	18,063
Other comprehensive loss (Note 6)	(35,652)	(31,368)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	115,408	111,987
Noncontrolling interests (Note 6)	4,257	4,303
TOTAL EQUITY	119,665	116,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	205,195	172,834
Lease liabilities – net of current portion (Note 10)	15,982	13,100
Deferred income tax liabilities (Note 7)	726	2,583
Derivative financial liabilities – net of current portion (Note 28)	360	25
Customers’ deposits (Note 28)	2,371	2,205
Pension and other employee benefits (Note 26)	13,342	8,985
Deferred credits and other noncurrent liabilities (Note 22)	4,668	4,557
Total Noncurrent Liabilities	242,644	204,289
Current Liabilities
Accounts payable (Note 23)	82,413	77,845
Accrued expenses and other current liabilities (Notes 24 and 27)	107,759	100,815
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	17,570	19,722
Current portion of lease liabilities (Note 10)	4,043	3,215
Dividends payable (Note 20)	1,194	1,584
Current portion of derivative financial liabilities (Note 28)	176	88
Income tax payable	382	1,179
Total Current Liabilities	213,537	204,448
TOTAL LIABILITIES	456,181	408,737
TOTAL EQUITY AND LIABILITIES	575,846	525,027

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	2020	2019	2018
	(Unaudited)	(Audited)
REVENUES FROM CONTRACT WITH CUSTOMERS
Service revenues (Note 5)*	173,634	161,355	152,369
Non-service revenues (Note 5)	7,370	7,832	10,545
	181,004	169,187	162,914
EXPENSES
Selling, general and administrative expenses (Note 5)	75,255	68,230	73,916
Depreciation and amortization (Notes 9 and 10)	47,480	39,656	47,240
Cost of sales and services (Note 5)	12,295	13,429	14,427
Asset impairment (Note 5)	7,646	4,833	8,065
Interconnection costs*	2,146	3,638	5,493
	144,822	129,786	149,141
	36,182	39,401	13,773

OTHER INCOME (EXPENSES) – NET (Note 5)	(3,161)	(7,065)	9,042
INCOME BEFORE INCOME TAX	33,021	32,336	22,815

PROVISION FOR INCOME TAX (Note 7)	8,441	9,550	3,842
NET INCOME	24,580	22,786	18,973
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	24,284	22,521	18,916
Noncontrolling interests	296	265	57
	24,580	22,786	18,973
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 5 and 8)
Basic	112.12	103.97	87.28
Diluted	112.12	103.97	87.28

*Certain amounts in 2018 were adjusted to reflect the effects of matters discussed in Note 5 – Income and Expenses – Adjustments.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
	(Unaudited)	(Audited)
NET INCOME	24,580	22,786	18,973
OTHER COMPREHENSIVE INCOME – NET OF TAX (Note 6)
Fair value changes of financial assets at fair value through other comprehensive income (Note 25)	37	127	(29)
Foreign currency translation differences of subsidiaries	(27)	23	117
Net transactions on cash flow hedges:	(306)	(256)	(271)
Net fair value losses on cash flow hedges (Note 28)	(433)	(330)	(286)
Income tax related to fair value adjustments charged directly to equity (Note 7)	127	74	15
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(296)	(106)	(183)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	(37)	—	—
Actuarial losses on defined benefit obligations:	(3,957)	(6,074)	(1,222)
Remeasurement in actuarial losses on defined benefit obligations (Note 26)	(5,640)	(8,672)	(1,788)
Income tax related to remeasurement adjustments (Note 7)	1,683	2,598	566
Revaluation increment on investment properties:	—	(2)	(2)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(1)	(3)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	1	—
Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(3,994)	(6,076)	(1,224)
Total Other Comprehensive Loss – Net of Tax	(4,290)	(6,182)	(1,407)
TOTAL COMPREHENSIVE INCOME	20,290	16,604	17,566
ATTRIBUTABLE TO:
Equity holders of PLDT	20,000	16,343	17,504
Noncontrolling interests	290	261	62
	20,290	16,604	17,566

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2020	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290
Treasury shares under employee benefit trust (Note 26)	—	—	—	373	—	—	—	—	373	—	373
Other equity reserves (Note 26)	—	—	—	—	—	(257)	—	—	(257)	—	(257)
Cash dividends (Note 20)	—	—	—	—	—	—	(16,695)	—	(16,695)	(90)	(16,785)
Total comprehensive income (loss):	—	—	—	—	—	—	24,284	(4,284)	20,000	290	20,290
Net income (Note 8)	—	—	—	—	—	—	24,284	—	24,284	296	24,580
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(4,284)	(4,284)	(6)	(4,290)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(10)	(10)
Balances as at December 31, 2020 (Unaudited)	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665

Balances as at January 1, 2019 (as previously stated)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of PFRS 16	—	—	—	—	—	—	(924)	—	(924)	—	(924)
Balances as at January 1, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	11,157	(25,190)	111,434	4,308	115,742
Treasury shares under employee benefit trust (Note 26)	—	—	—	460	(130)	—	—	—	330	—	330
Other equity reserves (Note 26)	—	—	—	—	—	(421)	—	—	(421)	—	(421)
Cash dividends (Note 20)	—	—	—	—	—	—	(15,615)	—	(15,615)	(15)	(15,630)
Total comprehensive income (loss):	—	—	—	—	—	—	22,521	(6,178)	16,343	261	16,604
Net income (Note 8)	—	—	—	—	—	—	22,521	—	22,521	265	22,786
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(6,178)	(6,178)	(4)	(6,182)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(236)	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	(84)	—	—	—	(84)	(15)	(99)
Balances as at December 31, 2019 (Audited)	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290

Balances as at January 1, 2018	510	1,093	(6,505)	(940)	130,374	827	7,288	(23,778)	108,869	4,341	113,210
Treasury shares under employee benefit trust (Note 26)	—	—	—	86	—	—	—	—	86	—	86
Other equity reserves (Note 26)	—	—	—	—	—	(130)	—	—	(130)	—	(130)
Cash dividends (Note 20)	—	—	—	—	—	—	(13,887)	—	(13,887)	(15)	(13,902)
Total comprehensive income (loss):	—	—	—	—	—	—	18,916	(1,412)	17,504	62	17,566
Net income (Note 8)	—	—	—	—	—	—	18,916	—	18,916	57	18,973
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(1,412)	(1,412)	5	(1,407)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(236)	—	(236)	—	(236)
Acquisition and dilution of noncontrolling interests	—	—	—	—	152	—	—	—	152	(80)	72
Balances as at December 31, 2018 (Audited)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	33,021	32,336	22,815
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	47,480	39,656	47,240
Interest on loans and other related items – net (Note 5)	8,736	7,275	6,783
Asset impairment (Note 5)	7,646	4,833	8,065
Amortization of intangible assets (Notes 5 and 15)	2,496	758	892
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	2,328	1,535	87
Pension benefit costs (Notes 5 and 26)	2,218	1,018	1,855
Incentive plan (Notes 5 and 26)	1,134	638	208
Accretion on lease liabilities (Notes 5, 10 and 29)	1,125	1,061	—
Losses from changes in fair value of financial assets at fair value through profit or loss (Note 12)	599	—	—
Losses (gains) on derivative financial instruments – net (Notes 5 and 28)	378	284	(1,086)
Accretion on financial liabilities (Notes 5 and 21)	146	122	145
Impairment of investments (Note 11)	60	34	172
Interest income (Note 5)	(1,210)	(1,745)	(1,943)
Foreign exchange losses (gains) – net (Notes 5 and 9)	(1,488)	(424)	771
Losses (gains) on disposal of property and equipment (Note 9)	(3,194)	88	(12)
Gains on disposal of investments in subsidiaries – net (Note 11)	—	—	(144)
Gains on deconsolidation of subsidiary (Notes 5 and 11)	—	—	(12,054)
Others	(14,091)	696	(1,076)
Operating income before changes in assets and liabilities	87,384	88,165	72,718
Decrease (increase) in:
Prepayments	(18,894)	(28,898)	(4,318)
Other financial and non-financial assets	324	(198)	—
Trade and other receivables	1,196	(1,560)	(12,175)
Inventories and supplies	(1,017)	12	26
Contract assets	160	337	390
Increase (decrease) in:
Customers’ deposits	166	12	(250)
Pension and other employee benefits	(249)	(7,965)	(5,733)
Asset retirement obligation	371	—	—
Other noncurrent liabilities	5,220	(1,559)	(11)
Accounts payable	7,924	18,768	7,729
Accrued expenses and other current liabilities	7,178	4,375	5,184
Net cash flows generated from operations	89,763	71,489	63,560
Income taxes paid	(2,248)	(2,097)	(2,444)
Net cash flows from operating activities	87,515	69,392	61,116

*For 2020 and 2019, this includes the depreciation of right-of-use assets.

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos)

	2020	2019	2018
	(Unaudited)	(Audited)
CASH FLOWS USED IN INVESTING ACTIVITIES
Interest received	1,106	1,723	1,115
Proceeds from:
Maturity of short-term investments	4,375	1,415	6,102
Disposal of notes receivable	2,534	—	—
Disposal of financial assets at fair value through profit or loss (Note 12)	2,020	1,023	11,643
Dividends received (Note 11)	316	—	—
Disposal of property and equipment (Note 9)	151	224	345
Redemption of investment in debt securities (Note 13)	150	—	105
Collection of notes receivable	—	1,771	11,707
Disposal of investment properties (Note 14)	—	11	—
Disposal of investments in associates and joint ventures (Note 11)	—	—	1,710
Payments for:
Acquisition of investments in associates and joint ventures (Note 11)	(579)	(20)	(111)
Purchase of investment in debt securities (Note 13)	(1,194)	—	—
Interest capitalized to property and equipment (Notes 5 and 9)	(1,597)	(1,455)	(1,524)
Purchase of short-term investments	(5,147)	(572)	(5,992)
Purchase of property and equipment (Note 9)	(76,503)	(88,246)	(47,247)
Acquisition of investments in subsidiaries – net of cash acquired	—	(80)	(2,814)
Acquisition of intangible assets (Note 15)	—	—	(21)
Net additions to right-of-use assets (Note 10)	—	(145)	—
Decrease (increase) in other financial and non-financial assets	20	35	(72)
Net cash flows used in investing activities	(74,348)	(84,316)	(25,054)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 21 and 29)	61,271	37,500	20,500
Availments of short-term debt	10,000	—	—
Derivative financial instruments (Notes 28 and 29)	—	—	886
Payments for:
Distribution charges on perpetual notes (Note 20)	(236)	(236)	(236)
Derivative financial instruments (Notes 28 and 29)	(430)	(50)	—
Debt issuance costs (Notes 21 and 29)	(927)	(195)	(38)
Obligations under lease liabilities (Notes 10 and 29)	(2,541)	(5,399)	—
Interest – net of capitalized portion (Notes 5, 21 and 29)	(8,348)	(7,143)	(6,614)
Short-term debt (Note 21)	(10,000)	—	—
Cash dividends (Notes 20 and 29)	(16,721)	(15,592)	(13,928)
Long-term debt (Notes 21 and 29)	(28,365)	(20,494)	(18,740)
Decrease (increase) in treasury shares under employee benefit trust	—	(4)	26
Net cash flows from (used in) financing activities	3,703	(11,613)	(18,144)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,002)	(748)	831
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,868	(27,285)	18,749
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	24,369	51,654	32,905
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	40,237	24,369	51,654

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation. While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2020.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2020.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2020, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2020.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 16.69 million ADSs outstanding as at December 31, 2020.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance.  Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.  Information on our structure is provided in Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation.  Information on other related party relationships of the PLDT Group is provided in Note 25 – Related Party Transactions.

Our consolidated financial statements as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 were approved and authorized for issuance by the Board of Directors on March 4, 2021 as reviewed for approval by the Audit Committee on March 3, 2021.

Amendments to the Articles of Incorporation

On April 8, 2020 and June 9, 2020, the Board of Directors and stockholders, respectively, approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services; and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

On November 24, 2020, the Amendment of the Articles of Incorporation of PLDT was approved by the Philippine SEC.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, financial instruments at fair value through other comprehensive income, or FVOCI, and investment properties that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2020 and 2019:

			2020		2019
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL(b)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(b)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(b)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(b)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(b)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—

Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.3	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation(b)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	In 2019, SMHC was dissolved.
(b)	Ceased commercial operations.
(c)	On September 14, 2018, MRSI was incorporated and ePLDT made an initial investment of Php50 million.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases.  We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT.  We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of PLDT and to the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the Parent Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs.  In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC.

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of Digitel shares to PLDT.

In 2018, Smart recognized full impairment of its receivable from CURE, due to uncertainty of collectability, and its investments in PHC and FHI, which holds the 97% and 3% interest in CURE, respectively.  These transactions were eliminated in our consolidated financial statements.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.  On November 7, 2019, ePLDT acquired the 5% minority interest in ePDS for a consideration of Php20 million, thereby increasing its equity interest in ePDS from 95% to 100%.  This transaction was eliminated in our consolidated financial statements.

Expiration of Digitel’s Legislative Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed due to the migration of all of its subscribers to PLDT in January 2018.  Our management is currently assessing the business direction of Digitel moving forward.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Decrease in PCEV’s Authorized Capital Stock and Par Value of Common Stock

On May 10, 2019 and June 25, 2019, PCEV’s Board of Directors and stockholders, respectively, approved the following resolutions and amendments to the articles of incorporation of PCEV: (a) decrease in the par value of common stock; and (b) decrease in the authorized capital stock as follows:

	Prior to Amendments			After Amendments
	Authorized Capital (Php)	Number of Shares	Par Value (Php)	Authorized Capital (Php)	Number of Shares	Par Value (Php)
	(in millions)			(in millions)
Common Stock	12,060	1	21,000	4,996	1	8,700
Class I Preferred Stock	67	33	2	67	33	2
Class II Preferred Stock	50	50	1	50	50	1
Total Authorized Capital Stock	12,177	84		5,113	84

The decrease in PCEV’s authorized capital was approved by the Philippine SEC on December 19, 2019.  Consequently, the partial return of capital representing their proportionate share in the decrease in par value amounting to Php6,825 million and Php4 million were paid to Smart and PCEV’s minority shareholders, respectively.  This transaction was eliminated in our consolidated financial statements.

Expiration of Philcom’s Legislative Franchise

Effective September 15, 2019, Philcom ceased to operate as a telecommunications service provider, pursuant to the expiration of its legislative franchise, R.A. 7783.  In order to facilitate continued customer service, arrangements have been made between Philcom and PLDT where PLDT would make its services available to the affected Philcom subscribers on a voluntary basis.  The NTC interposed no objection to the transfer of Philcom’s subscribers to PLDT, subject to certain conditions.  Consequently, Philcom and PLDT executed a Deed of Assignment on August 15, 2019 and September 13, 2019 wherein all property and equipment of Philcom, accounts receivable, inventories and subscribers were transferred to PLDT for a total consideration of Php1,760 million and Php319 million, respectively, after complying with the conditions imposed by NTC.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on a voluntary basis, and SubicTel assigned its assets and subscribers to PLDT for a consideration of Php622 million.  The NTC did not object to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  The PLDT Board of Directors had approved the acquisition of the assets and subscribers of SubicTel on September 24, 2019.  This transaction was eliminated in our consolidated financial statements.

Expiration of Maratel’s Legislative Franchise

Effective April 27, 2020, Maratel ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, R.A. 7970.  In order to ensure continued customer service, Maratel assigned its assets and subscribers to PLDT for a consideration of Php500 million.  The NTC did not object to the transfer of Maratel subscribers to PLDT, subject to certain conditions.  The PLDT Board of Directors had approved the acquisition of Maratel’s assets and subscribers on November 7, 2019.  This transaction was eliminated in our consolidated financial statements.

Corona Virus, or Covid-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to Covid-19.  In a move to contain the Covid-19 pandemic, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region effective March 15, 2020. On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant. On March 24, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the Covid-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020.  On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country. On May 11, 2020, the Inter-Agency Task Force for the Management of Emerging Infectious Diseases, or IATF, placed high-risk local government units under modified ECQ from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols. On May 27, 2020, the IATF reclassified various provinces, highly urbanized cities and independent component cities depending on the risk-level. Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine, or GCQ, allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements. Pursuant to the declaration of the President on August 2, 2020, the National Capital Region and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under modified ECQ from August 4, 2020 until August 18, 2020.  On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ. The rest of the country was placed under Modified GCQ, or MGCQ, effective August 19, 2020. The period of GCQ for Metro Manila was extended until November 30, 2020.  On December 1, 2020, by order of the President, the Executive Secretary issued a Memorandum, advising that the President, taking into consideration the recommendation of the IATF, had approved the community quarantine classification of Provinces, Highly Urbanized Cities, or HUCs, and Independent Component Cities from December 1 to 31, 2020 as indicated therein. Under said Memorandum, all HUCs of the National Capital Region, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan City, Lanao del Sur, Davao City and Davao del Norte were placed under GCQ, while the rest of the areas listed thereunder were placed under MGCQ, without prejudice to the declaration of localized ECQ in critical areas.

On September 15, 2020, Republic Act No. 11494 or the “Bayanihan to Recover As One Act” took effect, providing for Covid-19 response and recovery interventions and providing mechanisms to accelerate the recovery and bolster the resiliency of the Philippine economy, providing funds therefore and for other purposes. Apart from authorizing the President to exercise powers necessary to undertake certain Covid-19 response and recovery interventions, Republic Act No. 11494 also affirmed the existence of a continuing national emergency, in view of unabated spread of the Covid-19 virus and the ensuing economic disruption therefrom.

On September 16, 2020, Presidential Proclamation No. 1021 was issued, extending the State of Calamity throughout the Philippines due to Covid-19 for a period of one-year effective September 13, 2020 to September 12, 2021, unless earlier lifted or extended as circumstances may warrant.

These and other measures have affected and caused disruption to businesses and economic activities, and their impact on businesses continues to evolve.

In 2020, total expenses related to our Covid-19 measures amounted Php903 million.

Sun Prepaid Rebranding to Smart Prepaid

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers.  The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI.  Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the distributed subscriber revenues.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which was previously projected to be of continued use and was accordingly estimated to be with indefinite life is now amortized over a period of 12 months starting August 2020.  See Note 15 – Goodwill and Intangible Assets - Amortization of Sun Cellular Trademark.

Sale of PLDT Prepaid HOME Wifi, or PHW, Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement on the transfer of PLDT’s PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, have seamless upgrades and cross-selling of products for simplified customer experience and to better manage network costs and wireless network capacity.

The transfer of PHW subscribers took effect on March 1, 2021 after compliance with the NTC’s required
30-day notice to subscribers. The initial purchase price for the transfer, together with the PHW inventories and unearned revenues, amounts to Php1,455 million, exclusive of value-added tax, subject to purchase price adjustment. This transaction is eliminated in our consolidated financial statements.

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2020.  The adoption of these amended standards did not have significant impact on our financial position or performance.

•	Amendments to PFRS 3, Business Combinations, Definition of Business

The amendments to PFRS 3 clarify that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output.  Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs.  These amendments may impact future periods should the Group enter into any business combinations.

•	Amendments to Philippine Accounting Standards, or PAS 1, Presentation of Financial Statements, and PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

•	Amendments to PFRS 9, Financial Instruments and PFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform Phase 1

The amendments to PFRS 9 provide a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform.  A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

•	Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard.  The purpose of the Conceptual Framework is to assist the standard-setters in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

•	Amendments to PFRS 16, Leases, Covid-19 Related Rent Concessions

The amendments provide relief to lessees from applying the PFRS 16 requirement on lease modifications to rent concessions arising as a direct consequence of the Covid-19 pandemic.  A lessee may elect not to assess whether a rent concession from a lessor occurring as a direct consequence of the Covid-19 pandemic is a lease modification if it meets all of the following criteria:

a.	The change in lease payments results in a revised lease consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
b.	Any reduction in lease payments affects only payments originally due on or before June 30, 2021; and
c.	There is no substantive change to other terms and conditions of the lease.

A lessee that applies this practical expedient will account for any change in lease payments resulting from the Covid-19 related rent concession in the same way it would account for a change that is not a lease modification, i.e., as a variable lease payment.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020.  Early adoption is permitted.

We adopted the amendments beginning June 1, 2020 and applied the practical expedient where rent concessions as a result of the Covid-19 pandemic that meets the criteria above shall not be considered as a lease modification.

Lessors have granted forgiveness on lease payments as an effect of the Covid-19 pandemic.  We derecognized forgiven lease liability with the adjustment to profit or loss.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.  The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.  Contingent consideration classified as an asset or liability that is a financial instrument within the scope of PFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss.  In accordance with PFRS 9, other contingent consideration that is not within the scope of PFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date.  If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete.  During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.  During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statements reflect our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.  When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns.  They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture.  Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

The terms of the liquidity that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency.  The Philippine Peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period.  All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; and the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change.  The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as the new historical cost.  Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets.  We classify our financial assets into the following measurement categories:

•	Financial assets measured at amortized cost;
•	Financial assets measured at FVPL;
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time.  In addition, interest can include a profit margin that is consistent with a basic lending arrangement.  The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated.  Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.  Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows.  Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Interest income’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at December 31, 2020 and 2019.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss until the financial asset is derecognized.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the ECL model.

Our financial assets at FVOCI include receivables from MPIC as at December 31, 2020 and 2019.  See Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value.  Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest.  Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred.  Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include derivative financial assets and equity investments as at December 31, 2020 and 2019.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are measured at amortized cost, except for the following:

•	Financial liabilities measured at FVPL;
•	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•	Financial guarantee contracts;
•	Commitments to provide a loan at a below-market interest rate; and
•	Contingent consideration recognized by an acquirer in accordance with PFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•	If a host contract contains one or more embedded derivatives; or
•

If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps, call spreads and liability from redemption of preferred stock as at December 31, 2020 and 2019.  See Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2020 and 2019.  See Note 21 – Interest-bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Impairment of Financial Assets

We recognize ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•	The time value of money; and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	The financial instrument has a low risk of default;
•	The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•	Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instruments to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•

Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;

•	Impacts on the measurement of ECL due to changes made to models and assumptions;
•	Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a.	No properties of the counterparty could be attached
b.	The whereabouts of the client cannot be located
c.	It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d.	Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•	Expanded credit arrangement is no longer possible;
•	Filing of legal case is not possible; and
•	The account has been classified as ‘Loss’.

Simplified approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’.  We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either:
(a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statement.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques.  See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement.  If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 28 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.  The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses.  Land is stated at cost less any impairment in value.  The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use.  Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repairs and maintenance costs are recognized as expense as incurred.  The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets.  The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in consolidated income statement when the asset is derecognized.

Property under construction is stated at cost less any impairment in value.  This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction.  Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.  Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.  Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred.  Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 10 – Leases and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.  Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect.  Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal.  Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.  For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.  If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use.  The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.  On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition.  The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.  The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method.  Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with definite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with definite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statements.  See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – net – Interest income” in our consolidated income statements.

Cash and Cash Equivalents

Cash includes cash on hand and in banks.  Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties.  Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.  This includes a discussion of the major assumptions used in the valuations.  For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue

Revenue from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  PFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period.  In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at December 31, 2020, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php23,004 million, of which we expect to recognize approximately 72% in 2021 and 28% in 2022 and onwards.  As at December 31, 2019, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,864 million, of which we expect to recognize approximately 68% in 2020 and 32% in 2021 and onwards.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them or rendering those to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun Cellular and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected breakage or expiry of airtime load in proportion to the pattern of rights exercised by the customer if it expects to be entitled to that breakage amount.  If we do not expect to be entitled to a breakage amount based on historical experience with the customers, then we recognize the expected breakage amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.  In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

ii.	Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component), and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate.  We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allow customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  The new customer loyalty program is not treated as a separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of an amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.	Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is initially recognized for revenue earned from installation services because the receipt of consideration is conditional on successful completion of the installation.  Upon completion of the installation and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables when billed.  Contract assets are subject to impairment assessment.  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  Refer to accounting policies of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.  If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agents for meeting certain volumes of new connections and corresponding value of plans contracted.  These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.
Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statements, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees.  Retirement costs are separately determined using the projected unit credit method.  This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 26 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statement.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 26 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statement.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Other Long-term Employee Benefits

Transformation Incentive Plan, or TIP

Cycle 1 TIP

PLDT provides incentive compensation to key officers, executives and other eligible participants, in the PLDT Group in the form of PLDT Inc. common shares of stock, or Performance Shares, over a three-year vesting period from January 1, 2017 to December 31, 2019.  The award of the performance shares is contingent on the achievement of Performance Targets based on PLDT Group’s cumulative consolidated core net income.

The starting point of expense recognition is the date of grant, which is the date when the formal invitation letter was sent to the eligible participants.  The fair value of the award (excluding the effect of any service and non-market performance vesting conditions) is determined at the grant date.  At each subsequent reporting date until vesting, a best estimate of the cumulative charge to profit or loss at that date is computed.  As the share-based payments vests in installments over the service period, the award is treated as expense over the vesting period. On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be cash-settled.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the Cumulative Consolidated Core Net Income, or CCNI, for the years 2020 and 2021.

Please see Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases

We assess at contract inception whether the contract is, or contains, a lease.  That is, if the contract conveys right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee.  We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.  We recognize lease liabilities to make lease payments and ROU assets representing the right to use assets to the underlying assets.

•	ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).  ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.  The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.  Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.  ROU assets are subject to impairment.  Refer to the accounting policies in impairment of non-financial assets section.

•	Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.  The lease payments also include the exercise price of a purchase option reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate.  The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment  (i.e., those leases that have a lease term ending within 12 months or less from the commencement date and do not contain a purchase option).  We also apply the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below Php250 thousand).  Lease payments on short-term leases and leases of low-value assets are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

As a Lessor.  Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases.  Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature.  Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO.  Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated income statements.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our consolidated income statement.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements.  They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our consolidated income statement as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2021

•	Amendments to PFRS 9, Financial Instruments, PFRS 7, Financial Instruments: Disclosures, PFRS 4, Insurance Contracts, and PFRS 16, Leases – Interest Rate Benchmark Reform – Phase 2

The amendments provide the following temporary reliefs which address the financial reporting effects when an interbank offered rate, or IBOR, is replaced with an alternative nearly risk-free interest rate, or RFR.

a)	Practical expedient for changes in the basis for determining the contractual cash flows as a result of IBOR reform;
b)	Relief from discontinuing hedging relationships; and
c)	Relief from the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

We shall also disclose information about:

a)	The nature and extent of risks to which the entity is exposed arising from financial instruments subject to IBOR reform, and how the entity manages those risks; and
b)	Their progress in completing the transition to alternative benchmark rates, and how the entity is managing that transition.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and must be applied retrospectively, however, we are not required to restate prior periods. These amendments will apply to some of our financial instruments which are linked to the old interest rate benchmark.  We are anticipating the discontinuance of LIBOR as benchmark by 2022.  Therefore, the amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2022

•	Amendments to PAS 16, Property, Plant and Equipment, Proceeds Before Intended Use

The amendments prohibit entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to PAS 37, Provisions, Contingent Liabilities and Contingent Assets, Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. We will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

We are currently assessing the impact of the amendments on our consolidated financial statements.

•	Amendments to PFRS 3, Business Combinations, Reference to the Conceptual Framework

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments added an exception to the recognition principle of PFRS 3, Business Combinations to avoid the issue of potential ‘day 2’gains or losses arising for liabilities and contingent liabilities that would be within the scope of PAS 37, Provisions, Contingent Liabilities and Contingent Assets or Philippine-IFRIC 21, Levies, if incurred separately.

At the same time, the amendments add a new paragraph to PFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

We are currently assessing the impact of the amendments on our consolidated financial statements.

Annual Improvements to PFRSs 2018-2020 Cycle

•	Amendments to PFRS 1, First-time Adoption of Philippines Financial Reporting Standards, Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of PFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to PFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of PFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to PFRS 9, Financial Instruments, Fees in the “10 per cent” test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. We will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to PAS 41, Agriculture, Taxation in Fair Value Measurements

The amendment removes the requirement in paragraph 22 of PAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of PAS 41.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after January 1, 2022 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2023

•	Amendments to PAS 1, Presentation of Financial Statements, Classification of Liabilities as Current or Noncurrent

The amendments clarify paragraphs 69 to 76 of PAS 1, Presentation of Financial Statements, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

a)	What is meant by a right to defer settlement;

b)	That a right to defer must exist at the end of the reporting period;

c)	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

d)	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.

We are currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

•	PFRS 17, Insurance Contracts

PFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.  Once effective, PFRS 17 will replace PFRS 4, Insurance Contracts.  This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.

The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of PFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and
2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required.  Early application is permitted.

The standard will have no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Investments in Associates and Joint Ventures, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the PFRS 10 and PAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in PFRS 3.  Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the International Accounting Standards Board completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period.  The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services.  A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with PFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory.  The following factors indicate that we control the goods before they are being transferred to customers.  Therefore, we determined that we are the principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment;
•	We bear inventory risk on our inventory before it has been transferred to the customer;
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited.  It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is provided at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods.  Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;

b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account.  If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

PFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•	Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);
c.	An active market for that financial assets has disappeared because of financial difficulties;
d.	Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; and (c) AGS Indonesia, which uses the Indonesian Rupiah.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of PFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.  Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets amounted to Php4,940 million and Php4,393 million for the years ended December 31, 2020 and 2019, respectively.  Total lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investment in Multisys gives PGIH a joint control in Multisys and thus is accounted for as investment in joint venture using the equity method of accounting in accordance with PAS 28, Investments in Associates and Joint Ventures.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investment of PGIH in Multisys.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

On February 15, 2018, ePLDT ceased to have any economic interest in Hastings as a result of the assignment of the Hastings PDRs to PLDT Beneficial Trust Fund.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Assessment of loss of control over VIH

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When PLDT has less than majority of the voting rights or similar rights to an investee, PLDT considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscription of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

PAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) of an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

PCEV entered into Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  The unpaid balance from MPIC is measured at fair value using discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After full divestment, PCEV continues to hold its representation in the Board of Directors and participate in decision making.  PCEV retained 50% proxy voting right and is presumed to still hold joint control over Beacon.  The role of the representative of PCEV in the Board of Directors is not to jointly control the business but to ensure security of the payment of its outstanding receivables.  Thus, PCEV will remain to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2020 and 2019.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2020 and 2019.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments.  We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

On February 3, 2021, the Bicameral Conference Committee under the 18th Congress of the Philippines ratified the reconciled version of House Bill No. 4157 with Senate Bill No.1357, or the Corporate Recovery and Tax Incentives for Enterprises Act, or CREATE.  As at the end of reporting date, December 31, 2020, the CREATE Bill is not considered substantively enacted. As such, current and deferred taxes are measured using the applicable statutory tax rate of 30%. See Note 7 – Income Taxes.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php20,025 million and Php16,315 million as at December 31, 2020 and 2019, respectively.  See Note 10 – Leases.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

The asset impairment recognized on noncurrent assets amounted to nil for the years ended December 31, 2020 and 2019, while Php2,122 million for the year ended December 31, 2018.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Investment Properties, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2018 and 2017, PLDT and Smart shortened its estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php540 million and Php15,807 million for the years ended December 31, 2019 and 2018, respectively.

In 2019, PLDT increased its estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, PLDT recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

In 2020, PLDT shortened its estimated useful lives of certain network equipment resulting from the Asymmetric Digital Subscriber Line migration projects from copper to fiber-to-the home to improve better quality of service for its existing broadband subscribers and address the growing demand for higher internet speed brought about by work from home and online classes. As a result, PLDT recognized additional depreciation amounting to Php1,028 million for the year ended December 31, 2020.

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data-centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php1,458 million in 2020 and Php1,508 million in 2019.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php1,397 million in 2021 and Php46 million in each of the years 2022 and 2023.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives. As a result, Smart recognized additional depreciation expense of Php3,035 million in 2020. Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php1,406 million in 2021 and Php1,110 million in each of the years from 2022 to 2024.

The total depreciation and amortization of property and equipment amounted to Php42,540 million, Php35,263 million and Php47,240 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php260,868 million and Php232,134 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php2,496 million, Php758 million and Php892 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,950 million and Php1,941 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods.  This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.  Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php1,753 million and Php2,294 million as at December 31, 2020 and 2019, respectively.  Total consolidated provision from deferred income tax amounted to Php3,989 million, Php6,267 million and Php1,375 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php19,556 million and Php23,623 million as at December 31, 2020 and 2019, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for expected credit losses

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities and financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

We use a simplified approach for calculating ECL on trade and other receivables and contract assets.  We consider historical days past due for groupings of various customer segments that have similar loss patterns and remaining time to maturities.

We use historical observed default rates and adjust these historical credit loss experience with forward-looking information.  At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets. However, we considered incorporating new macro-economic assumptions and updated our probability weight scenario to reflect current changes in the economic conditions in 2020. The changes resulted to higher provision for ECL for the year ended December 31, 2020.

•	Incorporation of forward-looking information

We incorporate forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights cover a range of possible outcomes and that consider the severity of the impact of Covid-19 and the expected timing/duration of the recovery from the pandemic.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables amounted to Php6,446 million, Php4,071 million and Php4,192 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php22,053 million and Php22,436 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total provision for expected credit losses for contract assets amounted to Php266 million, Php291 million and Php223 million for years ended December 31, 2020, 2019 and 2018, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,467 million and Php2,747 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates.  For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically credible.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Other Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php2,218 million, Php1,018 million and Php1,855 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The prepaid benefit costs amounted to Php1,021 million and Php342 million as at December 31, 2020 and 2019, respectively.  The accrued benefit costs amounted to Php13,342 million and Php8,985 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 4, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.    The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million. The TIP is administered by the ECC of the Board.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be cash-settled.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the CCNI for the years 2020 and 2021.

The expense accrued for the TIP amounted to Php1,134 million, Php638 million and Php208 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,132 million and Php795 million as at December 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,000 million and Php1,767 million as at December 31, 2020 and 2019, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments.  Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results.  We currently do not believe these proceedings could materially reduce our revenues and profitability.  It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.  See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2020 amounted to Php3,724 million and Php217,291 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively.  See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group).  The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries, data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the year; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income.  Net income for the year is measured consistent with net income in our consolidated financial statements.

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the year is measured as EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2020, 2019 and 2018, and as at December 31, 2020 and 2019 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
December 31, 2020 (Unaudited)
Revenues
External customers	101,789	79,215	—	—	181,004
Service revenues	95,748	77,886	—	—	173,634
Non-service revenues	6,041	1,329	—	—	7,370
Inter-segment transactions	2,422	19,524	—	(21,946)	—
Service revenues	2,422	19,524	—	(21,946)	—
Non-service revenues	—	—	—	—	—
Total revenues	104,211	98,739	—	(21,946)	181,004

Results
Depreciation and amortization	35,134	19,383	—	(7,037)	47,480
Asset impairment	2,196	5,490	1	(41)	7,646
Interest income	537	636	92	(55)	1,210
Equity share in net earnings (losses) of associates and joint ventures	—	50	(2,378)	—	(2,328)
Financing costs – net	6,886	6,059	55	(2,914)	10,086
Provision for (benefit from) income tax	3,901	3,734	(617)	1,423	8,441
Net income (loss) / Segment profit (loss)	14,424	14,509	(318)	(4,035)	24,580
EBITDA	60,272	33,405	(12)	(7,507)	86,158
EBITDA margin	61%	34%	—	34%	50%
Core income (loss)	15,698	15,463	193	(4,225)	27,129

Assets and liabilities
Operating assets	219,412	319,384	6,371	(41,000)	504,167
Investments in associates and joint ventures	40	43,690	8,393	—	52,123
Deferred income tax assets – net	6,943	11,628	(350)	1,335	19,556
Total assets	226,395	374,702	14,414	(39,665)	575,846
Operating liabilities	227,687	274,614	1,457	(48,303)	455,455
Deferred income tax liabilities	23	330	—	373	726
Total liabilities	227,710	274,944	1,457	(47,930)	456,181

Other segment information
Capital expenditures, including capitalized interest (Note 9)	33,118	38,768	—	—	71,886

December 31, 2019 (Audited)
Revenues
External customers	94,488	74,699	—	—	169,187
Service revenues	88,243	73,112	—	—	161,355
Non-service revenues	6,245	1,587	—	—	7,832
Inter-segment transactions	2,418	14,707	—	(17,125)	—
Service revenues	2,418	14,707	—	(17,125)	—
Non-service revenues	—	—	—	—	—
Total revenues	96,906	89,406	—	(17,125)	169,187

Results
Depreciation and amortization	29,484	16,141	—	(5,969)	39,656
Asset impairment	1,133	3,699	1	—	4,833
Equity share in net earnings (losses) of associates and joint ventures	—	568	(2,103)	—	(1,535)
Interest income	703	680	362	—	1,745
Financing costs – net	6,422	5,078	—	(2,947)	8,553
Provision for (benefit from) income tax	4,423	5,341	(444)	230	9,550
Net income (loss) / Segment profit (loss)	13,101	11,421	(1,769)	33	22,786
EBITDA	52,789	33,162	(101)	(6,035)	79,815
EBITDA margin	58%	38%	—	—	49%
Core income (loss)	13,685	12,531	(1,151)	46	25,111

Assets and liabilities
Operating assets	287,059	198,468	7,943	(45,929)	447,541
Investments in associates and joint ventures	10	73,386	9,897	(29,430)	53,863
Deferred income tax assets – net	13,102	11,791	(711)	(559)	23,623
Total assets	300,171	283,645	17,129	(75,918)	525,027
Operating liabilities	221,755	229,855	833	(46,289)	406,154
Deferred income tax liabilities	1,986	384	252	(39)	2,583
Total liabilities	223,741	230,239	1,085	(46,328)	408,737

Other segment information
Capital expenditures, including capitalized interest (Note 9)	30,718	42,153	—	—	72,871

December 31, 2018 (Audited)
Revenues
External customers	87,193	74,593	1,128	—	162,914
Service revenues	80,265	71,020	1,084	—	152,369
Non-service revenues	6,928	3,573	44	—	10,545
Inter-segment transactions	2,736	10,629	10	(13,375)	—
Service revenues	2,736	10,628	10	(13,374)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	89,929	85,222	1,138	(13,375)	162,914

Results
Depreciation and amortization	24,778	22,303	159	—	47,240
Asset impairment	3,319	4,746	—	—	8,065
Equity share in net earnings (losses) of associates and joint ventures	62	171	(320)	—	(87)

Interest income	719	812	536	(124)	1,943
Financing costs – net	1,865	5,195	131	(124)	7,067
Provision for income tax	1,333	1,336	1,173	—	3,842
Net income (loss) / Segment profit (loss)	5,725	6,059	7,971	(782)	18,973
EBITDA	34,235	30,875	(2,688)	1,605	64,027
EBITDA margin	41%	38%	—	—	42%
Core income (loss)	9,760	6,925	9,952	(782)	25,855

Assets and liabilities
Operating assets	230,182	199,557	30,962	(61,075)	399,626
Investments in associates and joint ventures	—	43,426	12,001	—	55,427
Deferred income tax assets – net	16,879	12,479	(1,119)	(542)	27,697
Total assets	247,061	255,462	41,844	(61,617)	482,750
Operating liabilities	168,837	206,812	16,773	(29,319)	363,103
Deferred income tax liabilities	2,321	482	367	(189)	2,981
Total liabilities	171,158	207,294	17,140	(29,508)	366,084

Other segment information
Capital expenditures, including capitalized interest (Note 9)	32,248	26,242	—	—	58,490

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Depreciation and amortization	47,480	39,656	47,240
Financing costs – net (Note 5)	10,086	8,553	7,067
Provision for income tax (Note 7)	8,441	9,550	3,842
Amortization of intangible assets (Note 15)	2,496	758	892
Equity share in net losses of associates and joint ventures (Note 11)	2,328	1,535	87
Losses (gains) on derivative financial instruments – net (Note 28)	378	284	(1,086)
Impairment of investments (Note 11)	60	34	172
Interest income (Note 5)	(1,210)	(1,745)	(1,943)
Foreign exchange losses (gains) – net (Note 5)	(1,488)	(424)	771
Other income – net	(6,993)	(1,172)	(14,110)
Noncurrent asset impairment	—	—	2,122
Total adjustments	61,578	57,029	45,054
Consolidated EBITDA	86,158	79,815	64,027

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated net income	24,580	22,786	18,973
Add (deduct) adjustments:
Manpower rightsizing program, or MRP (Note 5)	2,625	3,296	1,703
Sun trademark amortization	1,877	—	—
Unrealized losses in fair value of investments	599	675	1,154
Losses (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	284	233	(1,135)
Impairment of investments (Note 11)	60	34	172
Core income adjustment on equity share in net losses (earnings) of associates and joint ventures	(6)	(226)	23
Net income attributable to noncontrolling interests	(296)	(265)	(57)
Foreign exchange losses (gains) – net (Note 5)	(1,488)	(424)	771
Depreciation due to shortened life of property and equipment	—	—	4,564
Noncurrent asset impairment	—	—	2,122
Investment written-off	—	—	362
Nonrecurring income	—	—	(1,018)
Net tax effect of aforementioned adjustments	(1,106)	(998)	(1,779)
Total adjustments	2,549	2,325	6,882
Consolidated core income	27,129	25,111	25,855

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(Unaudited)		(Audited)
Consolidated core EPS	125.29	125.29	115.95	115.95	119.39	119.39
Add (deduct) adjustments:
Foreign exchange gains (losses) – net	5.36	5.36	1.73	1.73	(3.57)	(3.57)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.03	0.03	1.05	1.05	(0.11)	(0.11)
Impairment of investments	(0.28)	(0.28)	(0.16)	(0.16)	(0.80)	(0.80)
Gains (losses) on derivative financial instruments – net, excluding hedge costs	(0.92)	(0.92)	(0.75)	(0.75)	4.08	4.08
Unrealized losses in fair value of investments	(2.77)	(2.77)	(3.12)	(3.12)	(5.34)	(5.34)
Depreciation due to shortened life of property and equipment	(6.08)	(6.08)	—	—	(14)	(14)
MRP	(8.51)	(8.51)	(10.73)	(10.73)	(5.52)	(5.52)
Investment written-off	—	—	—	—	(2)	(2)
Noncurrent asset impairment	—	—	—	—	(10)	(10)
Others	—	—	—	—	5	5
Total adjustments	(13.17)	(13.17)	(11.98)	(11.98)	(32.11)	(32.11)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	112.12	112.12	103.97	103.97	87.28	87.28

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	95,589	87,823	79,904
Home broadband	40	85	155
MVNO and others	119	335	206
	95,748	88,243	80,265
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,041	6,245	6,928
Total wireless revenues	101,789	94,488	87,193
Fixed line services
Service revenues:
Voice	19,484	19,890	21,148
Data	58,064	52,787	49,504
Miscellaneous	338	435	368
	77,886	73,112	71,020
Non-service revenues:
Sale of computers, phone units and SIM cards	1,140	1,193	3,056
Point-product-sales	189	394	517
	1,329	1,587	3,573
Total fixed line revenues	79,215	74,699	74,593
Other services	—	—	1,128
Total revenues	181,004	169,187	162,914

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2020, 2019 and 2018.

5.	Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segment under PFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenue from contracts with customers for the years ended December 31, 2020, 2019 and 2018:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2020 (Unaudited)
Type of good or service
Service revenue	98,170	97,410	—	(21,946)	173,634
Non-service revenue	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

Timing of revenue recognition
Transferred over time	98,170	97,410	—	(21,946)	173,634
Transferred at a point time	6,041	1,329	—	—	7,370
Total revenues from contracts with customers	104,211	98,739	—	(21,946)	181,004

December 31, 2019 (Audited)
Type of good or service
Service revenue	90,661	87,819	—	(17,125)	161,355
Non-service revenue	6,245	1,587	—	—	7,832
Total revenue from contracts with customers	96,906	89,406	—	(17,125)	169,187

Timing of revenue recognition
Transferred over time	90,661	87,819	—	(17,125)	161,355
Transferred at a point time	6,245	1,587	—	—	7,832
Total revenues from contracts with customers	96,906	89,406	—	(17,125)	169,187

December 31, 2018 (Audited)
Type of good or service
Service revenue	83,001	81,648	1,094	(13,374)	152,369
Non-service revenue	6,928	3,574	44	(1)	10,545
Total revenues from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Timing of revenue recognition
Transferred over time	83,001	81,648	1,094	(13,374)	152,369
Transferred at a point time	6,928	3,574	44	(1)	10,545
Total revenues from contracts with customers	89,929	85,222	1,138	(13,375)	162,914

Contract Balances

Contract balances as at December 31, 2020 and 2019 consists of the following:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 17)	38,304	39,340
Contract assets	2,559	2,817
Contract liabilities and unearned revenues (Notes 22 and 24)	9,571	8,483

The decrease in trade and other receivables of Php1,036 million as at December 31, 2020 was primarily due to write-off of uncollectible accounts, collection of carrier receivables and bill reprieve caused by Covid-19 pandemic.

The decrease of Php258 million in contract assets as at December 31, 2020 was due to lower activations compared to 2019 brought by Covid-19 pandemic.

The increase of Php1,088 million in contract liabilities and unearned revenues as at December 31, 2020 was due to higher deferred revenues as a result of the change in the revenue recognition of installation fees from point in time to over time.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the years ended December 31, 2020 and 2019 and 2018.

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	70	131	114
Reclassification	22	(61)	—
Provisions	—	—	17
Balances at end of the year	92	70	131
Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	8,483	7,182	8,541
Deferred during the year	127,160	111,084	102,288
Recognized as revenue during the year	(126,072)	(109,783)	(103,647)
Balances at end of the year	9,571	8,483	7,182

The contract liabilities and unearned revenues accounts as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	6,185	5,454
Advance monthly service fees	1,747	1,777
Short-term advances for installation services	1,167	726
Leased facilities	446	469
Long-term advances from equipment	26	57
Total contract liabilities and unearned revenues	9,571	8,483

Contract liabilities:
Noncurrent (Note 22)	4	13
Current (Note 24)	12	44

Unearned revenues:
Noncurrent (Note 22)	972	591
Current (Note 24)	8,583	7,835

As at December 31, 2020, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php976 million and Php8,595 million, respectively, while as at December 31, 2019, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php604 million and Php7,879 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Compensation and employee benefits	26,833	24,883	23,543
Repairs and maintenance (Notes 14, 18 and 25)	21,555	20,007	14,331
Professional and other contracted services (Note 25)	7,307	7,408	12,809
Selling and promotions (Note 25)	6,542	5,395	6,340
Taxes and licenses	5,495	4,570	4,974
Amortization of intangible assets (Note 15)	2,496	758	892
Insurance and security services (Note 25)	1,699	1,671	1,499
Rent (Notes 10 and 25)	1,384	1,290	7,321
Communication, training and travel (Note 25)	903	1,203	1,069
Other expenses	1,041	1,045	1,138
Total selling, general and administrative expenses	75,255	68,230	73,916

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Salaries and other employee benefits	20,856	19,931	19,777
MRP	2,625	3,296	1,703
Pension benefit costs (Note 26)	2,218	1,018	1,855
Incentive plan (Note 26)	1,134	638	208
Total compensation and employee benefits	26,833	24,883	23,543

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses.  The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses.  The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	8,275	9,402	10,513
Cost of services (Note 18)	2,991	3,680	3,429
Cost of point-product-sales (Note 18)	1,029	347	485
Total cost of sales and services	12,295	13,429	14,427

Asset Impairment

Asset impairment for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 17)	6,446	4,071	4,192
Inventories and supplies (Note 18)	934	471	1,528
Contract assets	266	291	223
Property and equipment (Note 9)	—	—	1,958
Other assets	—	—	164
Total asset impairment	7,646	4,833	8,065

Other Income (Expenses) – Net

Other income (expenses) – net for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Foreign exchange gains (losses) – net (Note 9)	1,488	424	(771)
Interest income	1,210	1,745	1,943
Gains (losses) on derivative financial instruments – net (Note 28)	(378)	(284)	1,086
Equity share in net losses of associates and joint ventures (Note 11)	(2,328)	(1,535)	(87)
Financing costs – net	(10,086)	(8,553)	(7,067)
Gain on deconsolidation of VIH	—	—	12,054
Others – net (Notes 11, 12 and 14)	6,933	1,138	1,884
Total other expenses – net	(3,161)	(7,065)	9,042

Interest Income

Interest income for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Interest income on cash and cash equivalents (Note 16)	560	1,022	957
Interest income arising from revenue contracts with customers	414	430	340
Interest income on financial instruments at FVOCI	70	239	—
Interest income on financial instruments at amortized cost (Note 13)	1	6	6
Interest income – others	165	48	640
Total interest income	1,210	1,745	1,943

Financing Costs – Net

Financing costs – net for the years ended December 31, 2020, 2019 and 2018 consist of the following:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	10,333	8,730	8,307
Accretion on lease liabilities (Notes 10)	1,125	1,061	—
Accretion on financial liabilities (Note 21)	146	122	145
Financing charges	79	95	139
Capitalized interest (Note 9)	(1,597)	(1,455)	(1,524)
Total financing costs – net	10,086	8,553	7,067

Adjustments

The 2018 comparative information were reclassified to reflect the adjustments on transactions between our wholly-owned subsidiaries resulting to a decrease in service revenue and interconnection costs amounting to Php1,838 million.  The adjustments had no impact on our consolidated net income, consolidated EBITDA, consolidated EPS and our consolidated statement of financial position as at December 31, 2018 and our consolidated statement of cash flows for the year then ended.

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2020	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Other comprehensive income (loss)	(21)	—	(306)	—	(3,957)	(37)	37	(4,284)	(6)	(4,290)
Balances as at December 31, 2020 (Unaudited)	701	(9)	(1,202)	616	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Balances as at January 1, 2019	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	27	—	(256)	(2)	(6,074)	—	127	(6,178)	(4)	(6,182)
Balances as at December 31, 2019 (Audited)	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Effect of adoption of PFRS 9 (Note 2)	—	(4,309)	—	—	—	(182)	(136)	(4,627)	—	(4,627)
Balances as at January 1, 2018 (as restated)	583	(9)	(369)	620	(24,467)	—	(136)	(23,778)	14	(23,764)
Other comprehensive income (loss)	112	—	(271)	(2)	(1,222)	—	(29)	(1,412)	5	(1,407)
Balances as at December 31, 2018 (Audited)	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	19,556	23,623
Net deferred income tax liabilities	726	2,583

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	6,394	4,886
Lease liabilities	5,820	4,474
Unamortized past service pension costs	4,874	5,846
Accumulated provision for expected credit losses	3,577	3,806
Provision for other assets	2,917	1,661
Unearned revenues	2,509	2,108
Customer list and trademark	1,046	3,890
Accumulated provision for inventory obsolescence and write-down	699	701
NOLCO	88	432
Fixed asset impairment/depreciation due to shortened life of property and equipment	61	138
Derivative financial instruments	33	—
MCIT	3	1,408
Taxes and duties capitalized	(124)	—
Unrealized foreign exchange losses (gains)	(457)	580
ROU assets	(5,154)	(4,081)
Others	(2,730)	(2,226)
Total deferred income tax assets – net	19,556	23,623
Net deferred income tax liabilities:
Investment property	569	278
Unrealized foreign exchange gains	167	254
Intangible assets and fair value adjustment on assets acquired – net of amortization	70	1,964
Others	(80)	87
Total deferred income tax liabilities	726	2,583

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balances at beginning of the year	23,623	27,697
Net deferred income tax liabilities – balances at beginning of the year	(2,583)	(2,981)
Net balances at beginning of the year	21,040	24,716
Movement charged directly to other comprehensive income	1,811	2,673
Provision for deferred income tax	(3,989)	(6,267)
Adjustments due to adoption of PFRS 16	—	(83)
Others	(32)	1
Net balances at end of the period	18,830	21,040
Net deferred income tax assets – balances at end of the year	19,556	23,623
Net deferred income tax liabilities – balances at end of the year	(726)	(2,583)

The analysis of our consolidated net deferred income tax assets as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	17,180	18,111
Deferred income tax assets to be recovered within 12 months	7,276	7,759
	24,456	25,870
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,139)	(2,078)
Deferred income tax liabilities to be settled within 12 months	(761)	(169)
	(4,900)	(2,247)
Net deferred income tax assets	19,556	23,623

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(477)	(2,376)
Deferred income tax liabilities to be settled within 12 months	(249)	(207)
Net deferred income tax liabilities	(726)	(2,583)

Provision for income tax for the years ended December 31, 2020, 2019 and 2018 consist of:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Current	4,452	3,283	2,467
Deferred (Note 3)	3,989	6,267	1,375
	8,441	9,550	3,842

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	9,906	9,701	6,845
Tax effects of:
Nondeductible expenses	2,829	907	1,235
Equity share in net losses (income) of associates and joint ventures	(20)	460	26
Difference between Optical Standard Deduction, OSD, and itemized deductions	(24)	(251)	(22)
Income subject to final tax	(190)	(599)	(297)
Income subject to lower tax rate	(773)	(1,323)	(750)
Loss (income) not subject to income tax	(3,038)	154	(1,827)
Net movement in unrecognized deferred income tax assets and other adjustments	(249)	501	(1,368)
Actual provision for income tax	8,441	9,550	3,842

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Accumulated provision for expected credit losses	2,991	2,947
NOLCO	1,378	3,322
Fixed asset impairment	1,284	1,146
Provisions for other assets	90	(116)
Pension and other employee benefits	61	—
Unrealized foreign exchange losses	45	45
MCIT	20	27
Unearned revenues	15	95
Accumulated write-down of inventories to net realizable values	11	11
Operating lease	10	1
Derivative financial instruments	(108)	—
Gain on disposal of asset	—	105
	5,797	7,583
Unrecognized deferred income tax assets	1,753	2,294

DMPI and Digitel recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  DMPI and Digitel’s unrecognized deferred income tax assets amounted to Php1,450 million and Php1,988 million as at December 31, 2020 and 2019, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit.  Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2020 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2018	December 31, 2021	—	1,400
December 31, 2019	December 31, 2022	9	82
December 31, 2020	December 31, 2023	14	188
		23	1,670
Consolidated tax benefits		23	501
Consolidated unrecognized deferred income tax assets		(20)	(413)
Consolidated recognized deferred income tax assets		3	88

The excess MCIT totaling Php23 million as at December 31, 2020 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php1,426 million, Php206 million and Php488 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The amount of expired portion of excess MCIT amounted to Php1 million, Php10 million and Php1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

NOLCO totaling Php1,670 million as at December 31, 2020 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php2,109 million, Php9,530 million and Php1,094 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The amount of expired NOLCO amounted to Php1,170 million, Php973 million and Php1,272 million for the years ended December 31, 2020, 2019 and 2018, respectively.

CREATE Bill

On February 3, 2021, the Bicameral Conference Committee under the 18th Congress of the Philippines ratified the reconciled version of House Bill No. 4157 with Senate Bill No.1357, or the Corporate Recovery and Tax Incentives for Enterprises Act, or CREATE.

The CREATE bill provides for the following reduction in corporate income tax rates, among others:

•	Lower corporate income tax from 30% to 25%, retroactive to July 1, 2020, for both domestic and foreign corporations;

•	Lower corporate income tax of 20% for small and medium domestic corporations (with net taxable income of P5 million and below, and with total assets of not more than P100 million excluding land); and

•	Lower MCIT from 2% to 1% effective July 2020 until June 30, 2023.

The bill is for signature of the Speaker of the House of Representatives and the Senate President. Thereafter, it will be transmitted to the Office of the President for approval. Once signed into law, the Act will take effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation.

PAS 12, Income Taxes, requires current and deferred taxes to be measured with reference to the tax rates and laws, as enacted or substantively enacted by the end of the reporting period. Meanwhile, PAS 10, Events after the Reporting Period, identifies the enactment or announcement of a change in tax rates and laws after the end of the reporting period as an example of a non-adjusting event.

As at the end of reporting date, December 31, 2020, the CREATE Bill is not considered substantively enacted. As such, current and deferred taxes are measured using the applicable statutory tax rate of 30%.

Registration with Subic Bay Freeport Zone and Clark Special Economic Zone

SubicTel and ClarkTel are registered with the Subic Bay Freeport Enterprise and the Clark Special Economic Zone, or Economic Zones, respectively, under R.A. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(Unaudited)		(Audited)
Consolidated net income attributable to equity holders of PLDT	24,284	24,284	22,521	22,521	18,916	18,916
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	24,225	24,225	22,462	22,462	18,857	18,857

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	112.12	112.12	103.97	103.97	87.28	87.28

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS.  As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the years ended December 31, 2020 and 2019 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
As at December 31, 2018
Cost	217,773	128,321	217,164	26,546	58,711	20,823	4,576	—	—	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	(15,752)	(270)	—	—	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	5,071	4,306	—	—	40,123	195,964
Year ended December 31, 2019 (Audited)
Net book value at beginning of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	—	—	40,123	195,964
Effect of adoption of PFRS 16	—	—	(244)	(1)	—	—	—	—	—	—	(245)
Net book value at the beginning of the year (as restated)	47,471	15,967	70,094	5,988	6,699	5,071	4,306	—	—	40,123	195,719
Additions (Note 4)	1,448	856	557	176	3,804	2,987	3	—	—	63,040	72,871
Disposals/Retirements	(24)	—	(99)	(3)	(109)	—	—	—	—	(77)	(312)
Reclassifications	(11,066)	(20,057)	24,693	(5)	(2,161)	1,227	—	6,529	16	(30)	(854)
Transfers and others	10,374	7,720	32,290	541	1,247	4,696	21	—	—	(56,889)	—
Translation differences charged directly to cumulative translation adjustments	(1)	(1)	—	(4)	2	—	—	—	—	—	(4)
Adjustments	—	—	—	(20)	—	—	—	—	—	—	(20)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(3)	—	—	—	—	—	—	(3)
Depreciation and amortization	(8,084)	(3,857)	(17,025)	(1,102)	(3,410)	(1,782)	(3)	—	—	—	(35,263)
Net book value at end of the year	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
As at December 31, 2019 (Audited)
Cost	201,652	2,800	321,798	28,128	29,241	30,906	4,597	50,654	17	46,167	715,960
Accumulated depreciation, impairment and amortization	(161,534)	(2,172)	(211,288)	(22,560)	(23,169)	(18,707)	(270)	(44,125)	(1)	—	(483,826)
Net book value	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Year Ended December 31, 2020 (Unaudited)
Net book value at beginning of the year	40,118	628	110,510	5,568	6,072	12,199	4,327	6,529	16	46,167	232,134
Additions (Note 4)	846	155	2,197	235	1,547	2,770	84	993	—	63,059	71,886
Disposals/Retirements	(13)	—	(114)	(2,575)	(59)	—	(265)	(1)	—	(16)	(3,043)
Reclassifications	6,193	164	(32,312)	2,117	4,162	10,981	1	(6,022)	24	17,112	2,420
Transfers and others	21,066	—	42,477	897	(455)	5,614	11	6,576	76	(76,262)	—
Translation differences charged directly to cumulative translation adjustments	—	—	(1)	—	(1)	—	—	(1)	—	—	(3)
Adjustments	2	—	—	14	(6)	—	—	5	—	—	15
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(1)	—	—	—	—	—	—	(1)
Depreciation and amortization (Note 3)	(9,922)	(398)	(11,154)	(1,282)	(4,664)	(14,224)	(10)	(862)	(24)	—	(42,540)
Net book value at end of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
As at December 31, 2020 (Unaudited)
Cost	205,338	3,134	298,169	23,647	41,856	46,885	4,427	23,868	104	50,060	697,488
Accumulated depreciation, impairment and amortization	(147,048)	(2,585)	(186,566)	(18,674)	(35,260)	(29,545)	(279)	(16,651)	(12)	—	(436,620)
Net book value	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,597 million, Php1,455 million and Php1,524 million for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net.  The average interest capitalization rate used was approximately 4% for the year ended December 31, 2020 and 5% for each of the years ended December 31, 2019 and 2018.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to nil for the years ended December 31, 2020 and 2019, and Php411 million for the year ended December 31, 2018.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php101,577 million and Php149,119 million as at December 31, 2020 and 2019, respectively.

As at December 31, 2020 and 2019, the estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 15 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	15 years
Land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

Impairment of Certain Wireless Network Equipment and Facilities

In 2018, Digitel and DMPI recognized an impairment loss amounting to Php1,096 million and Php862 million, respectively, as a result of the full migration of fixed line subscribers to PLDT network for Digitel and continued network convergence strategy for DMPI.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Estimating useful lives of Property and equipment.

Sale and Leaseback

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  The transaction is subject to the compulsory notification process of the Philippine Competition Commission, or PCC, pursuant to Sections 12(b) and 16 of the Philippine Competition Act.

After undertaking the compulsory notification process, PLDT on September 3, 2020 received the PCC Decision No. 16-M-013/2020 stating that the PCC resolves to take no further action on the transaction considering that it will not likely result in substantial lessening of competition due to the existence of sufficient competitive constraints.

On October 5, 2020, PLDT signed the sale agreement with the buyer and received in full the consideration of Php5,500 million plus 12% VAT.  The sale does not include the telecommunication assets owned or used by PLDT and Smart that are located in the Smart Headquarters.  Smart, the current lessee of the property, continues to occupy the property pursuant to a new contract of lease with the buyer executed on October 5, 2020.  The new contract of lease is for a period of five years and stipulates that the lessee has the option to pre-terminate without penalty after the second-year subject to a 12-month notice.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2020 are estimated as follows:

Sites	1 – 29 years
International leased circuits	3 – 7 years
Poles	1 – 10 years
Domestic leased circuits	2 – 10 years
Office buildings	1 – 25 years
Co-located sites	1 – 5 years

Our consolidated rollforward analysis of ROU assets as at December 31, 2020 and 2019 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
As at December 31, 2019 (Audited)
Costs:
Balances at beginning of the year	8,980	3,779	607	551	298	11	14,226
Additions (Note 29)	3,506	562	100	489	413	2	5,072
Asset retirement obligation	1,679	—	—	—	124	—	1,803
Modifications	319	—	19	174	91	(2)	601
Termination	(72)	—	—	—	(20)	—	(92)
Balances at end of the year	14,412	4,341	726	1,214	906	11	21,610

Accumulated depreciation and amortization
Balances at beginning of the year	—	—	—	—	—	—	—
Termination	44	—	—	—	14	—	58
Modifications	—	—	—	3	—	1	4
Charges from asset retirement obligation	(1,297)	—	—	—	(92)	—	(1,389)
Depreciation	(2,673)	(834)	(340)	(186)	(358)	(2)	(4,393)
Balances at end of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Net book value as at December 31, 2019 (Audited)	10,486	3,507	386	1,031	470	10	15,890

As at December 31, 2020 (Unaudited)
Costs:
Balances at beginning of the year	14,412	4,341	726	1,214	906	11	21,610
Additions (Note 29)	3,538	2,600	2,576	39	582	—	9,335
Asset retirement obligation	556	—	—	—	172	—	728
Termination	(158)	(1,181)	—	—	(24)	—	(1,363)
Modifications	(294)	(1,472)	68	41	(52)	(2)	(1,711)
Adjustments	(3)	—	—	—	—	—	(3)
Reclassification	(197)	—	—	—	197	—	—
Balances at end of the year	17,854	4,288	3,370	1,294	1,781	9	28,596

Accumulated depreciation and amortization
Balances at beginning of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Modifications	111	43	(7)	—	32	—	179
Reclassification	17	—	—	—	(17)	—	—
Adjustments	2	—	—	—	1	—	3
Depreciation (Note 3)	(2,764)	(735)	(620)	(244)	(574)	(3)	(4,940)
Termination	4	180	—	—	1	—	185
Balances at end of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	(10,293)
Net book value as at December 31, 2020 (Unaudited)	11,298	2,942	2,403	867	788	5	18,303

The following amounts are recognized in our consolidated income statement for the years ended December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Depreciation expense of ROU assets (Note 3)	4,940	4,393
Interest expense on lease liabilities (Note 5)	1,125	1,061
Variable lease payments (included in general and administrative expenses) (Note 5)	764	708
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	618	378
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	2	204
Total amount recognized in consolidated income statement	7,449	6,744

Our consolidated rollforward analysis of lease liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	16,315	15,233
Additions (Note 29)	11,122	5,065
Accretion expenses (Note 5)	1,125	1,061
Adjustments	(11)	—
Foreign exchange losses – net	(274)	(12)
Lease modifications	(1,656)	463
Settlement of obligations	(2,541)	(5,399)
Termination	(4,055)	(96)
Balances at end of the period (Notes 3 and 29)	20,025	16,315
Less current portion of lease liabilities (Note 28)	4,043	3,215
Noncurrent portion of lease liabilities (Note 28)	15,982	13,100

We had total cash outflows for leases of Php2,541 million and Php5,399 million for the years ended December 31, 2020 and 2019, respectively.  We had non-cash additions to ROU assets of Php9,335 million and Php5,072 million as at December 31, 2020 and 2019, respectively.  We had non-cash additions to lease liabilities of Php11,122 million and Php5,065 million as at December 31, 2020 and 2019, respectively.   The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options.  These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs.  However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to nil, Php6 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	—	10
After one year but not more than five years	—	—
More than five years	—	—
	—	10

11.	Investments in Associates and Joint Ventures

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,914	9,747
VIH	6,702	8,219
Digitel Crossing, Inc., or DCI	241	674
Appcard, Inc.	102	102
Asia Outsourcing Beta Limited, or Beta	33	35
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	16,992	18,777
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,625	32,538
Multisys	2,466	2,538
Telecommunications Connectivity, Inc., or TCI	40	10
Beacon	—	—
	35,131	35,086
Total carrying value of investments in associates and joint ventures	52,123	53,863

Changes in the cost of investments for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	59,516	59,519
Additions during the year	609	80
Translation and other adjustments	(15)	(83)
Balances at end of the year	60,110	59,516

Changes in the accumulated impairment losses for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	2,543	2,509
Additional impairment (Note 4)	60	34
Balances at end of the year	2,603	2,543

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	(3,110)	(1,583)
Share in the other comprehensive losses of associates and joint ventures accounted for using the equity method	(37)	—
Dividends	(316)	—
Equity share in net earnings (losses) of associates and joint ventures:	(2,328)	(1,535)
MediaQuest PDRs	166	485
VTI, Bow Arken and Brightshare	87	35
Multisys	(73)	150
DCI	(116)	83
VIH	(2,392)	(2,268)
Appcard, Inc.	—	(20)
AFPI	—	—
Translation and other adjustments	407	8
Balances at end of the year	(5,384)	(3,110)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013.  These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on VIU calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,914 million and Php9,747 million as at December 31, 2020 and 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,287	21,396
Current assets	6,064	3,662
Noncurrent liabilities	2,567	1,969
Current liabilities	10,294	7,859
Equity	15,490	15,230
Carrying amount of interest in Satventures	9,914	9,747
Additional Information:
Cash and cash equivalents	1,350	1,534
Current financial liabilities*	478	320
Noncurrent financial liabilities*	1,413	1,842

*	Excluding trade, other payables and provisions.

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Income Statements:
Revenues	9,127	7,367	7,339
Depreciation and amortization	1,049	920	936
Interest income	16	4	8
Interest expense	241	235	274
Provision for income tax	153	165	112
Net income	260	308	142
Other comprehensive income	—	—	—
Total comprehensive income	260	308	142
Equity share in net income of Satventures	166	485	90

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)	PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of Voyager Innovations Holdings Pte. Ltd., or VIH, representing

100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million;
(ii)	VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million; and
(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million.

Loss of Control of PCEV over VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

On November 26, 2018, PLDT, IFC and IFC EAF, a fund managed by IFC Asset Management Company, entered into subscription agreements under which IFC and IFC EAF, the follower investors, will separately subscribe to and VIH will allot and issue to the follower investors a total of up to US$40 million Convertible Class A Preferred Shares of VIH pursuant to the upsize option.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas has confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KKR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result of the foregoing, PCEV’s ownership was reduced to 48.74% and retained only two out of the five Board seats in VIH, which resulted in the loss of control over VIH.  Consequently, VIH was deconsolidated and the fair market value of the investment amounting to Php10,748 million was recorded as an investment in associate and PCEV recognized gain on deconsolidation amounting to Php12,054 million, which was presented as part of “Other income (expenses) – net” account in our consolidated income statement.

On April 16, 2020, PLDT, through PCEV, KKR, Tencent, IFC and IFC EAF, or the Subscribers, entered into a new subscription agreement with VIH to commit up to US$120 million of new funding.  The Notes Subscription Agreement covers the issuance of VIH’s Convertible Loan Notes, or the VIH Notes, with an aggregate principal amount of US$65 million and issuance of Warrants with an aggregate subscription amount of US$55 million.

On May 14, 2020, VIH issued the Convertible Loan Note Instruments and Warrant Certificates to the Subscribers. PCEV paid US$10.8 million for the VIH Notes and received a Warrant Certificate amounting to US$9.2 million. The investments in Convertible Note and Warrants are both measured at FVPL.  PCEV recognized Php90 million and Php18 million gain on revaluation of Notes and Warrants, respectively, for the year ended December 31, 2020.

On December 31, 2020, the Convertible Note issued to PCEV was converted in full into 8 million Class A2 Preferred Shares at US$1.3685 per share.  Thereafter, PCEV’s ownership was diluted from 48.74% to 43.97%.

VIH will use the funds to support PayMaya’s rapid growth as it pursues its plan to accelerate the digital and financial inclusion in the Philippines which will enable the wider Filipino population to participate in the digital economy.

The summarized financial information of VIH as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 is shown below:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,373	1,184
Current assets	8,940	8,038
Noncurrent liabilities	682	35
Current liabilities	5,980	4,205
Equity	3,651	4,982
Carrying amount of interest in VIH	6,702	8,219
Additional Information:
Cash and cash equivalents	5,347	5,216
Current financial liabilities*	5,944	4,155
Noncurrent financial liabilities*	—	34

*	Excluding statutory payables and accrued taxes.

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Income Statements:(1)
Revenues	4,717	1,291	136
Depreciation and amortization	237	254	(19)
Interest income (expense)	(516)	146	14
Provision for (benefit from) income tax	5	(4)	(1)
Net loss	(4,880)	(4,576)	(535)
Other comprehensive losses	(58)	(124)	(2)
Total comprehensive losses	(4,938)	(4,700)	(537)
Equity share in net losses of VIH	(2,392)	(2,268)	(262)

(1)	Income Statement figures in 2018 pertains to the month of December.

The carrying value of PCEV’s investment in VIH amounted to Php6,702 million and Php8,219 million as at December 31, 2020 and 2019, respectively.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system.  ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively.  DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG.  Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owns more than half of the voting interest in ANPC, management has assessed that Digitel only has significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at December 31, 2020, Digitel is ready to conclude the transfer of its investment in DCI and ANPC, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale at report date as the transfer is assessed as not highly probable because certain conditions have not yet been met by both Digitel and PNPI.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow and will be released in 2020 subject to indemnity claims of the buyer.

The carrying value of investment in common shares in Beta amounted to Php33 million and Php35 million as at December 31, 2020 and 2019, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at December 31, 2020 and 2019.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

In March 2019, Smart infused additional capital of Php70 million as additional subscription of preferred shares.

In June 2020, Smart infused additional capital of Php60 million as additional subscription of preferred shares and retained its 20% equity interest in AFPI as at December 31, 2020.

The summary of investments in AFPI made by Smart as at December 31, 2020 and 2019 is shown below:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	254.3	194.3

Smart’s investment in AFPI has been fully impaired as at December 31, 2020.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at December 31, 2020, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt.  The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.  These factors raised substantial doubt about AIL’s ability to continue as a going concern.  On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Share in net cumulative losses were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Income Statements:
Revenues	66	107	87
Net income (loss)	116	90	(80)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	116	90	(80)

We received Php316 million dividends from our associates for the year ended December 31, 2020 and nil for the years ended December 31, 2019 and 2018.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2020 and 2019.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) a Share Purchase Agreement, or SPA,  with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

The amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php142 million and Php13 million as at December 31, 2020 and 2019, respectively.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,099	78,004
Current assets	5,974	3,610
Noncurrent liabilities	11,204	11,456
Current liabilities	2,090	2,831
Equity	69,779	67,327
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,625	32,538
Additional Information:
Cash and cash equivalents	3,074	2,590
Current financial liabilities*	66	587
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Income Statements:
Revenues	3,413	3,339	2,505
Depreciation and amortization	1,445	1,337	1,171
Interest income	25	64	43
Provision for income tax	196	216	113
Net income (loss)	175	70	(120)
Other comprehensive income	—	—	—
Total comprehensive income (loss)	175	70	(120)
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	87	35	(60)

Notice of Transaction filed with the PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the

Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction.  It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.  On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and
(2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision in October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
(iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and
(v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transaction was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.  On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.   On April 24, 2018, PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018 was received. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT received the Supreme Court’s Resolution dated April 24, 2018 granting the motion for extension of PLDT and noting its Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days from notice.  On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.  On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

On August 14, 2018, PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.  On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

On July 2, 2020, PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice.

On September 2, 2020, PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020.

On November 16, 2020, PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share.  The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares.  The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.  The balance of Php800 million stock subscription payable is outstanding as at March 4, 2021.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition.  As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which include technologies and customer relationships, amounted to Php1,357 million.  Goodwill of Php1,031 million has been determined based on the final results of the independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

Based on its 2019 performance, the owners of Multisys are entitled to Php170 million out of the total Php230 million contingent consideration.  Subsequently on April 6, 2020 and December 1, 2020, PGIH paid the owners Php153 million and Php17 million, respectively.

The carrying value of the investment in Multisys amounted to Php2,466 million, including subscription payable of Php800 million as at December 31, 2020 and Php2,538 million, including subscription payable of Php800 million, and contingent consideration of Php230 million as at December 31, 2019.

Investment of iCommerce in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of VIH, replaced Voyager in agreement as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 15, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS), or DIS, against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement whereby VIH sold all of its 10 thousand shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT Online to VIH on November 30, 2017.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH.  iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

On separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

As a result, iCommerce recognized a loss on investment written-off amounting to Php362 million for the difference between the book value of investment in PHIH and the subscription payable.  Such loss is recorded as part of “Other income (expenses) – Others – net” in our consolidated income statement.

Investment of PCEV in Beacon

In relation to PCEV’s previous investment in Beacon Common and Preferred shares amounting to Php40,966 million, PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26,200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million was paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

Subsequent to its full divestment in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and
(ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Beginning January 1, 2018, the unpaid balance from MPIC is measured at FVOCI using discounted cash flow valuation method in accordance with the new classification under PFRS 9 with interest income to be accreted over the term of the receivable.

Sale of PCEV’s Receivables from MPIC (FVOCI)

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which are due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million.

PCEV’s remaining receivables from MPIC amounted to Php168 million as at December 31, 2020 and Php2,919 million, net of Php2 million allowance for ECL as at December 31, 2019.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the year.

	December 31, 2020 (Unaudited)				December 31, 2019 (Audited)
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)				(in million pesos)
Balances as at beginning of the year	2	—	—	2	2	—	—	2
Provisions	1	—	—	1	1	—	—	1
Financial assets derecognized during the year	(3)	—	—	(3)	(1)	—	—	(1)
Balances at end of the year	—	—	—	—	2	—	—	2

Investment of Smart in TCI

On February 8, 2019, the RA 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber. The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation. Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

Within six months from the promulgation of the rules and regulations, mobile service providers shall comply with the provisions of the act and set up a mechanism for the purpose of nationwide MNP. On June 17, 2019, the NTC released the implementing rules and regulations which took effect on July 2, 2019. The compliance period given to mobile service providers is within six months from effective date.

In 2019, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of the MNP Act.  The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In 2020, Smart subscribed to an additional Php30 million representing its 33.33% equity interest equivalent to 30 million shares at a subscription price of Php1.00 per share payable upon next capital call of the joint venture.

Summarized financial information of individually immaterial joint ventures

The following tables present the summarized financial information of our individually immaterial joint investments in joint ventures for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Income Statements:
Revenues	166	367	35
Net income	320	200	15
Other comprehensive income	—	—	—
Total comprehensive income	320	200	15

Outstanding contingent liabilities or capital commitments with our joint ventures amounted to Php800 million and Php 1,030 million as at December 31, 2020 and 2019, respectively.

12.	Financial Assets at FVPL

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Club shares and others	319	328
Phunware, Inc., or Phunware	61	61
Rocket Internet	—	2,381
iflix Limited, or iflix	—	599
	380	3,369

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation.  Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens.  The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015.

On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million.  On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware Stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.

The fair value amount of PLDT Capital’s investment amounted to Php61 million as at December 31, 2020 and 2019.

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.  Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe.  Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014.  These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH).  PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1% and remained as such as at December 31, 2017.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing equity ownership in Rocket Internet from 2.1% to 1.7%.

On December 6, 2018, Rocket Internet redeemed 1.9 million shares reducing its share capital to €153 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.7%

On various dates in 2019, PLDT Online sold 0.7 million Rocket internet shares for an aggregate amount of €18 million, or Php1,021 million, reducing equity ownership in Rocket Internet from 1.7% to 1.3%.

On October 9, 2019, Rocket Internet redeemed 1.7 million shares reducing its share capital to €151 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.3%

On January 30, 2020, Rocket Internet redeemed 13.5 million shares reducing its share capital to €137 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 1.3% to 1.4%.

On July 31, 2020, Rocket Internet redeemed 1.6 million shares reducing its share capital to €136 million. PLDT Online’s equity ownership in Rocket Internet remained at 1.4%

In September 2020, PLDT Online sold 1.4 million Rocket internet shares for an aggregate amount of €26 million, or Php1,508 million, reducing its equity ownership in Rocket Internet from 1.4% to 0.4%.

In October 2020, PLDT Online sold 0.5 million Rocket internet shares for an aggregate amount of €9 million, or Php508 million, resulting in the full divestment of the investment in Rocket Internet.

Further details on investment in Rocket Internet for the years ended December 31, 2020, 2019 and 2018, and as at December 31, 2020 and 2019 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
Total market value as at beginning of the year (in million pesos)	2,381	3,128	12,848
Closing price per share at end of the year (in Euros)	—	22.10	20.18
Total market value as at end of the year (in million Euros)	—	42	52
Total market value as at end of the year (in million pesos)	—	2,381	3,128
Net gains (losses) recognized during the year (in million pesos)	—	89	(157)

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	2,381	3,128
Fair value adjustment in profit or loss	—	89
Disposal of investments	(2,381)	(836)
Balances at end of the year	—	2,381

Investment of PLDT Online in iflix

On April 23, 2015, PLDT Online subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015.  iflix will use the funds to continue roll out of the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.  The conversion resulted on a valuation gain amounting to U$19 million, or Php898 million, increasing the fair value of PLDT Online’s investment amounting to US$34 million, or Php1,584 million.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

On December 15, 2018, the US$1.5 million convertible note held by PLDT Online was converted into 1.0 million Series B Preferred Shares of iflix upon the occurrence of the cut-off date.  After the conversion of all outstanding convertible notes, PLDT Online’s equity ownership in iflix was reduced from 7.3% to 5.3%.

In 2019, due to additional issuances of shares by iflix, PLDT Online’s equity ownership in iflix was reduced from 5.3% to 4.9%.

On June 19, 2020, iflix entered into an asset purchase agreement with Tencent group relating to the sale of its major assets including trademark, content, platform and resources for a total consideration of US$22.5 million. Upon closing of the transaction on June 24, 2020, the remaining assets of iflix are its existing cash, receivables and the right to pursue certain ongoing arbitration proceedings against certain business counterparties which it intends to use for the settlement of its liabilities. As a result, PLDT Online valued at nil its investment in iflix composed of ordinary and Series B Preferred Shares which rank last and second to the last, respectively, with respect to rights upon liquidation, dissolution and winding up of iflix.

The fair value of PLDT Online’s investment amounted to nil and Php599 million as at December 31, 2020 and 2019, respectively.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation.  Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology.  Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and was entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016.  PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

On December 20, 2018, Matrixx entered into a Repurchase Agreement with PLDT Capital to repurchase all of its capital stock held by PLDT Capital including a warrant to purchase capital stock for US$5 million.  The transaction closed on the same day.

13.	Debt Instruments at Amortized Cost

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Time deposit	1,153	—
GT Capital Bond	—	150
	1,153	150
Less: Current portion of debt instrument at amortized cost (Note 28)	—	150
Noncurrent portion of debt instrument at amortized cost (Note 28)	1,153	—

Time Deposit

In June 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO Unibank, Inc., or BDO, maturing on June 29, 2022 at a gross coupon rate of 0.90% (inclusive of Trust Fees). This long-term fixed rate time deposit pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates.

In July 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO maturing on July 2, 2022 at a gross coupon rate of 1.00%.  This long-term fixed rate time deposit pay interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines maturing on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of 2.00%.  This long-term fixed rate time deposit pay interest on a yearly basis or an estimate of 360 days. The deposit may be terminated prior to maturity at the applicable pretermination rates.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis and was recognized as HTM investment. Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under PFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php1 million for the year ended December 31, 2020 and Php5.8 million for each of the years ended December 31, 2019 and 2018.  The carrying value of this investment amounted to nil and Php150 million as at December 31, 2020 and 2019, respectively.

14.	Investment Properties

Changes in investment properties account for the years ended December 31, 2020 and 2019 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2020 (Unaudited)
Balances at beginning of the year	608	1	169	778
Transfers from property and equipment	70	—	4	74
Net gains (losses) from fair value adjustments charged to profit or loss	51	(1)	(7)	43
Balances at end of the year	729	—	166	895

December 31, 2019 (Audited)
Balances at beginning of the year	596	7	174	777
Net gains (losses) from fair value adjustments charged to profit or loss	23	(6)	(5)	12
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	608	1	169	778

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php33 to Php33 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development.  The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php70 million, Php65 million and Php38 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to nil, Php6 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 10 – Leases.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2020 and 2019 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Trademark	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2020 (Unaudited)
Costs:
Balances at beginning of the year	4,505	—	3,016	1,079	4,726	1,205	775	10,801	15,306	62,033	77,339
Reclassification	(4,505)	4,505	—	—	—	—	—	4,505	—	—	—
Translation and other adjustments	—	—	—	(944)	(23)	—	(4)	(971)	(971)	—	(971)
Balances at end of the year	—	4,505	3,016	135	4,703	1,205	771	14,335	14,335	62,033	76,368
Accumulated amortization and impairment:
Balances at beginning of the year	—	—	1,520	1,059	4,301	1,205	775	8,860	8,860	654	9,514
Amortization during the year (Notes 4 and 5)	—	1,877	186	8	425	—	—	2,496	2,496	—	2,496
Impairment during the year	—	—	—	(944)	—	—	—	(944)	(944)	—	(944)
Translation and other adjustments	—	—	—	—	(23)	—	(4)	(27)	(27)	—	(27)
Balances at end of the year	—	1,877	1,706	123	4,703	1,205	771	10,385	10,385	654	11,039
Net balances at end of the year	—	2,628	1,310	12	—	—	—	3,950	3,950	61,379	65,329
Estimated useful lives (in years)	—	1 – 10	16	18	—	—	—	—	—	—	—
Remaining useful lives (in years)	—	1	7	2	—	—	—	—	—	—	—
December 31, 2019 (Audited)
Costs:
Balances at beginning and end of the year	4,505	—	3,016	1,079	4,726	1,205	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balances at beginning of the year	—	—	1,334	1,051	3,790	1,152	775	8,102	8,102	654	8,756
Amortization during the year (Notes 4 and 5)	—	—	186	8	511	53	—	758	758	—	758
Balances at end of the year	—	—	1,520	1,059	4,301	1,205	775	8,860	8,860	654	9,514
Net balances at end of the year	4,505	—	1,496	20	425	—	—	1,941	6,446	61,379	67,825
Estimated useful lives (in years)	—	—	16	18	2 – 9	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	—	8	3	1	—	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2020 and 2019 are as follows:

	2020 (Unaudited)			2019 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	2,628	—	2,628	4,505	—	4,505
Franchise	1,310	—	1,310	1,496	—	1,496
Licenses	12	—	12	20	—	20
Customer list	—	—	—	425	—	425
Total intangible assets	3,950	—	3,950	6,446	—	6,446
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	60,521	4,808	65,329	63,017	4,808	67,825

The consolidated future amortization of intangible assets as at December 31, 2020 is as follows:

Year	(in million pesos)
2021	2,822
2022	191
2023	186
2024	186
2025 and onwards	565
3,950

Amortization of Sun Cellular Trademark

Trademark pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  It was assessed during the acquisition that the trademark would have indefinite useful life because we had no plans to fade out DMPI’s trademark.  We expected the continued use of the trademark on our services and we introduced services that displayed the trademark.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail customer care channels, data-centric offers of Smart alongside existing select Sun top-up offers.  As a result, we amortized in 2020 Php1,877 million of the “Sun Cellular” trademark, and the remaining Php2,628 million will be amortized until July 2021.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at December 31, 2020, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and commonly used network/platform.  The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill.

In 2020, the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 8.08% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at December 31, 2020 and 2019.

The accumulated impairment balance as at December 31, 2020 and 2019 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

16.	Cash and Cash Equivalents

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	9,526	6,706
Temporary cash investments (Note 28)	30,711	17,663
	40,237	24,369

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php560 million, Php1,022 million and Php957 million for the years ended December 31, 2020, 2019 and 2018, respectively.  See Note 5 – Income and Expenses.

17.	Trade and Other Receivables

As at December 31, 2020 and 2019, this account consists of receivables from:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	17,142	17,178
Corporate subscribers (Note 28)	13,318	13,005
Foreign administrations (Note 28)	1,520	1,896
Domestic carriers (Note 28)	226	889
Dealers, agents and others (Note 28)	6,098	6,372
	38,304	39,340
Less: Allowance for expected credit losses	16,251	16,904
	22,053	22,436

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

Trade and other receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 28 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at December 31, 2020 and 2019:

	2020 (Unaudited)
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	926	9,766	—	732	3,870	3	374	4	86	98	1,045	—	1,763	15,141	16,904
Provisions (Note 5)	—	2,387	2,550	—	1,020	438	6	(20)	(1)	(3)	52	17	—	3,464	2,982	6,446
Reclassifications and reversals	—	(840)	1,015	—	(358)	324	—	(111)	—	(4)	(15)	(6)	—	(1,213)	1,218	5
Write-offs	—	(40)	(5,774)	—	—	(1,151)	—	(16)	—	(21)	—	(85)	—	(40)	(7,047)	(7,087)
Translation adjustments	—	—	—	—	(14)	(3)	—	—	—	—	—	—	—	(14)	(3)	(17)
Balances at end of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251

	2019 (Audited)
	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
		(in million pesos)
Balances at beginning of the year	—	893	8,931	—	603	3,906	5	914	3	74	91	1,083	—	1,595	14,908	16,503
Provisions (Note 5)	—	418	2,725	—	211	661	(2)	64	1	12	10	(29)	—	638	3,433	4,071
Reclassifications and reversals	—	(366)	793	—	(80)	201	—	(604)	—	—	(3)	4	—	(449)	394	(55)
Write-offs	—	(12)	(2,683)	—	(1)	(895)	—	—	—	—	—	(13)	—	(13)	(3,591)	(3,604)
Translation adjustments	—	(7)	—	—	(1)	(3)	—	—	—	—	—	—	—	(8)	(3)	(11)
Balances at end of the year	—	926	9,766	—	732	3,870	3	374	4	86	98	1,045	—	1,763	15,141	16,904

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value(1)	1,406	2,358
At cost	1,755	3,140
Spare parts and supplies:
At net realizable value(1)	420	462
At cost	1,445	1,621
Others:
At net realizable value(1)	2,259	592
At cost	3,248	954
Total inventories and supplies at the lower of cost or net realizable value	4,085	3,412

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Cost of sales	8,882	9,528	10,630
Provisions (Note 5)	934	471	1,528
Repairs and maintenance	613	823	688
Selling and promotions	3	138	43
	10,432	10,960	12,889

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the year	2,303	3,212
Provisions (Note 5)	934	471
Translation revaluation	(1)	—
Write-off	(56)	(136)
Reclassification	(209)	(220)
Cost of sales	(262)	(495)
Reversals	(346)	(529)
Balances at end of the year	2,363	2,303

19.	Prepayments

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors (Note 25)	55,891	41,798
Prepaid taxes	15,241	13,905
Prepaid fees and licenses	1,182	1,335
Prepaid benefit costs (Note 26)	1,021	342
Prepaid rent	401	417
Prepaid repairs and maintenance	228	458
Prepaid insurance (Note 25)	130	142
Prepaid selling and promotions	12	24
Other prepayments	2,660	1,810
	76,766	60,231
Less current portion of prepayments	10,657	11,298
Noncurrent portion of prepayments	66,109	48,933

Advances to suppliers and contractors are non-interest-bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Pension and Other Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million shares)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The change in PLDT’s capital account for the year ended December 31, 2020 is the redemption and retirement of 870 shares of Series JJ 10% Cumulative Convertible Preferred stock effective May 12, 2020.  There was no change in PLDT’s capital account for the year ended December 31, 2019.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price.  It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments.  The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners.  The holders of Voting Preferred

Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock.  The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT;
(d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2020.  See Note 1 – Corporate Information.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012.  In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series GG Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust

Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2007.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2008.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016.  In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series II Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption

Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

Total amounts of Php2 million, Php11 million and Php8 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2020, 2019 and 2018, respectively.  The balance of the Trust Account of Php7,849 million and Php7,851 million were presented as part of “Current portion of other financial assets” as at December 31, 2020 and 2019, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008.  Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the years ended December 31, 2020, 2019 and 2018 are detailed as follows:

December 31, 2020 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12
	May 7, 2020	May 21, 2020	June 15, 2020	—	13
	August 6, 2020	August 20, 2020	September 15, 2020	—	12
	November 5, 2020	November 19, 2020	December 15, 2020	—	12
					49

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
	June 9, 2020	June 24, 2020	July 15, 2020	—	2
	September 29, 2020	October 13, 2020	October 15, 2020	—	2
	December 3, 2020	December 18, 2020	January 15, 2021		3
					10

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39.00	8,426
	August 6, 2020	August 20, 2020	September 4, 2020	38.00	8,210
					16,636
Charged to retained earnings					16,695

*	Dividends were declared based on total amount paid up.

December 31, 2019 (Audited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ*	May 9, 2019	May 31, 2019	June 28, 2019	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12
	May 9, 2019	May 24, 2019	June 15, 2019	—	12
	August 8, 2019	August 27, 2019	September 15, 2019	—	13
	November 7, 2019	November 22, 2019	December 15, 2019	—	12
					49

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
	June 11, 2019	June 28, 2019	July 15, 2019	—	2
	September 24, 2019	October 8, 2019	October 15, 2019	—	2
	December 3, 2019	December 18, 2019	January 15, 2020	—	3
					10

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
	August 8, 2019	August 27, 2019	September 10, 2019	36.00	7,778
					15,556
Charged to retained earnings					15,615

*	Dividends were declared based on total amount paid up.

December 31, 2018 (Audited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock
Series JJ	June 13, 2018	June 28, 2018	June 29, 2018	1.00	—
					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12
					49

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
	December 4, 2018	December 19, 2018	January 15, 2019	—	3
					10

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36.00	7,778
					13,828
Charged to retained earnings					13,887

*Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2020 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock(*)
Series IV	January 26, 2021	February 22, 2021	March 15, 2021	—	12
Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
					15

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
Charged to retained earnings					8,657

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php236 million each as at December 31, 2020 and 2019.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php57 million each as at December 31, 2020 and 2019.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php281 million and Php70 million as at December 31, 2020 and 2019, respectively.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates.  However, Smart may, at its sole option, redeem the notes.  In accordance with PAS 32,

Financial Instruments: Presentation, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2020:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2019	18,063
Effect of PAS 27, Consolidated and Separate Financial Statements, adjustments	17,119
Parent Company’s unappropriated retained earnings at beginning of the year	35,182
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(997)
Fair value adjustments of investment property resulting to gain	(1,116)
Fair value adjustments (mark-to-market gains)	(3,439)
Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2020	29,630
Parent Company’s net income for the year	13,593
Less: Fair value adjustment of investment property resulting to gain	(29)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,365)
12,199
Less: Cash dividends declared during the year
Preferred stock	(59)
Common stock	(16,636)
(16,695)
Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2020 (Unaudited)	25,134

As at December 31, 2020, our consolidated unappropriated retained earnings amounted to Php25,652 million while the Parent Company’s unappropriated retained earnings amounted to Php32,079 million.  The difference of Php6,427 million pertains to the effect of PAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

As at December 31, 2019, our consolidated unappropriated retained earnings amounted to Php18,063 million while the Parent Company’s unappropriated retained earnings amounted to Php35,182 million.  The difference of Php17,119 million pertains to the effect of PAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under equity method.

21.	Interest-bearing Financial Liabilities

As at December 31, 2020 and 2019, this account consists of the following:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	205,195	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	17,570	19,722
	222,765	192,556

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php1,262 million and Php491 million as at December 31, 2020 and 2019, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the year	491	418
Additions during the year	927	195
Revaluations during the year	(10)	—
Accretion during the year included as part of financing costs – net (Note 5)	(146)	(122)
Unamortized debt discount at end of the year	1,262	491

Long-term Debt

As at December 31, 2020 and 2019, long-term debt consists of:

		2020		2019
		(Unaudited)		Audited
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2020	587	28,179	—	—
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2019	—	—	—	—
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.4500% in 2020 and 2019	264	12,693	335	17,029
		851	40,872	335	17,029
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.6423% to 5.9058% in 2020 and 5.3938% to 5.9058% in 2019		3,854		6,152
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2020 and 2019		14,989		14,965
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000%); PDST-R2 + 0.5000% to 0.6000% and TDF + 0.2500% in 2020 and 3.9000% to 6.7339%; PHP BVAL + 0.6000% to 1.0000% and PDST-R2 + 0.5000% to 0.6000% in 2019		163,050		154,410
			181,893		175,527
Total long-term debt (Notes 28 and 29)			222,765		192,556
Less portion maturing within one year (Note 28)			17,570		19,722
Noncurrent portion of long-term debt (Note 28)			205,195		172,834

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2020 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2021	60	2,852	14,859	17,711
2022	44	2,131	13,000	15,131
2023	39	1,873	25,438	27,311
2024	39	1,873	13,775	15,648
2025	14	672	21,465	22,137
2026 and onwards	670	32,174	93,915	126,089
Total long-term and short-term debt (Note 28)	866	41,575	182,452	224,027

							Outstanding Amounts
				Repurchase			2020				2019
				Amount			(Unaudited)				(Audited)
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar	Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	294	(*)	14,110	(*)	—	—
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	293	(*)	14,069	(*)	—	—
							587		28,179		—	—

(1)	The purpose of this loan is to refinance debt maturing in 2020 and 2021, prepay outstanding loans and partially finance capital expenditures.
(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

									Outstanding Amounts
						Drawn	Cancelled Undrawn		2020		2019
	Date of		Terms			Amount	Amount		(Unaudited)		(Audited)
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)			(in millions)
U.S. Dollar Debts
Exportkreditnamnden, or EKN, the Export-Credit Agency of Sweden
Smart
US$45.6M(1) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	July 16, 2018 and April 15, 2019	—	—	—	—
									—	—	—	—

(1)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020		2019
	Date of				Amount	Amount		(Unaudited)		(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	March 7, 2019	—	—	—	—
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	May 14, 2019	—	—	—	—
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	August 11, 2020	—	—	95	4,826
PLDT
US$50M	August 29, 2014	Metrobank	Annual amortization rate of 1% of the issue price payable semi-annually starting on the first-year up to the fifth-year anniversary of from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	September 2, 2020	—	—	48	2,426
								—	—	143	7,252

(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020				2019
	Date of				Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	45	(*)	2,157	(*)	74	(*)	3,797	(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	March 4, 2020	—		—		22	(*)	1,128	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	30	(*)	1,469	(*)	46	(*)	2,324	(*)
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,197	(*)	25	(*)	1,265	(*)
PLDT
US$25M	January 31, 2017	NTT TC Leasing(1)	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,195	(*)	25	(*)	1,263	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	139	(*)	6,675	(*)	—		—
								264		12,693		192		9,777
								264		12,693		335		17,029

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 25 – Related Party Transactions.

							Outstanding Amounts
					Payments		2020	2019
	Date of Loan			Date of Issuance/	Amount		(Unaudited)	(Audited)
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188 282	July 29, 2013 April 29, 2019	—	—
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055 2,741	June 21, 2013 September 23, 2019	3,560	3,599
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth- year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	—	2,255
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022		2,255	November 23, 2020
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	1,644	September 23, 2019	294	298
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first-year up to the fifth- year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	1,129	April 29, 2019	—	—
							3,854	6,152

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

							Outstanding Amounts
				Date of	Payments		2020		2019
	Date of Loan			Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	14,989	(*)	14,965	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020	2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)	(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,920	1,940
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	April 10, 2019	—	—
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	January 13, 2020	—	940
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	December 3, 2020	—	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	December 20, 2019	—	—
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	August 24, 2020	—	1,880
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	September 29, 2020	—	1,199	(*)
								1,920	6,959

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020	2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)	(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	October 9, 2020	—	2,818	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	November 18, 2020	—	2,847	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	November 18, 2020	—	475
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	October 30, 2020	—	1,900
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	October 30, 2020	—	475
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	940	950
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,410	1,425
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,900	1,920
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,850	2,880
								9,600	18,190

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020		2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,750		4,800
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,737	(*)	4,785	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,736	(*)	4,784	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,736	(*)	4,784	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	4,897	(*)	5,593	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,900	(*)	2,929	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,748	(*)	5,804	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,495	(*)	7,651	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,225	(*)	6,286	(*)
								46,224		47,416

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020		2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,880		2,910
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,178	(*)	5,229	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,076	(*)	5,125	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,000		2,250
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first- year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,917	(*)	1,935	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	970		980
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,960		1,980
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,383	(*)	3,417	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth- year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,470		1,485
								24,834		25,311

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020	2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)	(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,930	1,950
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,395	3,430
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,470	1,485
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	980	990
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,960	1,980
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	980	990
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,960	1,980
								12,675	12,805

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020		2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,951	(*)	1,969	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,922	(*)	2,950	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,980	(*)	4,978	(*)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,900	(*)	7,978	(*)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,936	(*)	3,972	(*)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,968	(*)	1,985	(*)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,967	(*)	1,985	(*)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,949	(*)	7,942	(*)
								35,073		35,259

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		2020		2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,973	(*)	3,970	(*)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,424	(*)	4,500
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,979	(*)	—
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,965	(*)	—
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,972	(*)	—
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	2,484	(*)	—
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,979	(*)	—
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth- year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,970		—
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,978	(*)	—
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	—		—
								32,724		8,470
								163,050		154,410

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Short-term Debt

In March and April 2020, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million respectively with interest ranging from 5.00% to 5.75%.  In May 2020, PLDT and Smart prepaid their outstanding short-term debt amounting to Php3,000 million and Php4,000 million, respectively.  PLDT prepaid its remaining short-term debt in the aggregate amount of Php3,000 million in June 2020.  There was no outstanding balance of short-term debt as at December 31, 2020.

U.S. Dollar Global Notes

On June 23, 2020, PLDT issued US$300 million 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively. Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans and partially finance capital expenditures. The 2031 Notes will mature on January 23, 2031 and the 2050 Notes will mature on June 23, 2050.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 18% and 9% were denominated in U.S. Dollars as at December 31, 2020 and 2019, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT;
(e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.  These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2020 and 2019, we were in compliance with all of our debt covenants.

Consent Solicitation Exercise of PLDT

On October 11, 2019, PLDT announced its undertaking of a consent solicitation exercise relating to the 5.2250% 7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024, to amend PLDT’s maximum stand-alone Total Debt to EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1.  The proposed amendment seeks to provide PLDT with greater flexibility to support, if necessary, higher levels of capital expenditures and general corporate requirements.  Moreover, it will align the covenant ratio of PLDT’s outstanding debt capital market issuances with that of the existing bilateral facilities of both PLDT and Smart.

On October 30, 2019, PLDT announced the early closing of the consent solicitation exercise from its original schedule of November 15, 2019 when the Company received the required consents to effect the proposed amendment.  The new debt covenants became effective on November 8, 2019.

22.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations	2,000	1,767
Accrual of capital expenditures under long-term financing	1,542	2,118
Contract liabilities and unearned revenues (Note 5)	976	604
Others	150	68
	4,668	4,557

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

The following table summarizes the changes to provision for asset retirement obligations for the years ended December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,767	1,656
Additional liability	205	154
Accretion expenses	61	82
Revaluation due to change in IBR	39	—
Change in assumptions	(22)	—
Gain on settlement of asset retirement obligation	(50)	—
Settlement of obligations and others	—	(125)
Provision for asset retirement obligations at end of the year	2,000	1,767

23.	Accounts Payable

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	75,322	68,051
Taxes (Note 27)	2,330	1,457
Carriers and other customers (Note 28)	1,336	1,387
Related parties (Notes 25 and 28)	300	602
Others	3,125	6,348
	82,413	77,845

Accounts payable are non-interest-bearing and are normally settled within 180 days.

In 2019, one of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php1,799 million and from Smart amounting to Php3,200 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.   The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php4,999 million for the year ended December 31, 2019.

In 2020, the same supplier entered into another TFA to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php400 million and from Smart amounting to Php1,155 million.  The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php1,555 million for the year ended December 31, 2020.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	64,624	60,966
Accrued taxes and related expenses (Note 27)	11,918	11,380
Accrued employee benefits and other provisions (Notes 26 and 28)	10,397	8,700
Contract liabilities and unearned revenues (Note 5)	8,595	7,879
Liability from redemption of preferred shares (Notes 20 and 28)	7,849	7,851
Accrued interests and other related costs (Note 29)	1,872	1,531
Others	2,504	2,508
	107,759	100,815

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.  These liabilities are non-interest bearing and are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at December 31, 2020 and 2019 transactions that have been entered into with related parties:

				2020	2019
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	418	415
	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	1,916	—
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	1,589	—
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	437	—
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice	Unsecured	3	3
MPIC	Financial assets at FVOCI – net of current portion (Note 11)	Due after December 2021 for 2020 and due after December 2020 for 2019; non-interest-bearing	Unsecured	—	162
	Current portion of financial assets at FVOCI (Note 11)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019; non-interest-bearing	Unsecured	168	2,757
Transactions with major stockholders, directors and officers:
NTT TC Leasing(1)	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,401	2,540
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest-bearing	Unsecured	183	147
NTT Communications	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	11	10
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	1	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	8	6
JGSHI and Subsidiaries	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	134	168
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	114	154
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	1st month of each quarter; 30 days upon receipt of invoice; non-interest-bearing	Unsecured	62	33
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	29	20
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	18	19
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	10	5
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	5	6
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	10	1
Others:
Cignal Cable Corporation, or Cignal Cable	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of invoice	Unsecured	102	—
Various	ROU assets (Note 10)	Upon expiration or depreciation of lease	Unsecured	598	232
	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	2,036	2,082
	Lease liabilities - net of current portion (Note 10)	Due after December 2021 for 2020 and due after December 2020 for 2019	Unsecured	413	218
	Accounts payable (Note 23)	30 days non-interest-bearing; Immediately upon receipt of billing	Unsecured	1,049	1,173
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of billing	Unsecured	63	65
	Current portion of lease liabilities (Note 10)	Due on or before December 2021 for 2020 and due on or before December 2020 for 2019	Unsecured	156	92

(1)	Effective July 1, 2020, these loans were transferred from NTT Finance Corporation to NTT TC Leasing. See Note 21 – Interest-bearing Financial Liabilities.

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2020, 2019 and 2018 in relation with the table above.

		2020	2019	2018
	Classifications	(Unaudited)	(Audited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,231	2,689	2,771
	Depreciation and amortization	473	218	—
	Rent	38	29	583
MIESCOR	Repairs and maintenance	—	—	33
	Construction-in-progress	—	—	33
Transactions with major stockholders, directors and officers:
NTT TC Leasing(1)	Financing costs – net	59	103	100
NTT World Engineering Marine Corporation	Repairs and maintenance	139	169	17
NTT Communications	Professional and other contracted services	81	95	95
	Rent	—	—	5
NTT Worldwide Telecommunications Corporation	Selling and promotions	3	5	5
NTT DOCOMO	Professional and other contracted services	58	70	96
JGSHI and Subsidiaries	Rent	317	198	236
	Professional and other contracted services	2	—	—
	Repairs and maintenance	6	38	111
	Communication, training and travel	1	10	20
	Depreciation and amortization	34	—	—
	Financing costs – net	13	—	—
	Miscellaneous expenses	—	98	7
Malayan	Insurance and security services	194	295	182
Gotuaco	Insurance and security services	149	165	163
Asia Link B.V., or ALBV	Professional and other contracted services	—	—	34
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	72	156	135
Others:
TV5	Selling and promotions	112	33	409
Cignal Cable	Cost of services (iflix service agreement 2015)	—	224	372
	Cost of services (iflix service agreement 2019)	22	82	—
	Selling and promotions	23	82	—
	Other income – net	51	166	—
Various	Revenues	2,145	2,401	2,355
	Expenses	1,582	1,908	1,935

(1)	Transferred to NTT TC Leasing from NTT Finance Corp. effective July 1, 2020. See Note 21 – Interest-bearing Financial Liabilities.

a.Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,231 million, Php2,689 million and Php2,771 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php418 million and Php415 million as at December 31, 2020 and 2019, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php38 million, Php29 million and Php583 million for the years ended December 31, 2020, 2019 and 2018, respectively. Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php473 million, Php218 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.  The carrying value of the ROU assets in our consolidated statements of financial position amounted to Php1,916 million and nil as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php66 thousand as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of lease liabilities in our consolidated statements of financial position, amounted to Php2,026 million and nil as at December 31, 2020 and 2019, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which expired on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php96 thousand for the year ended December 31, 2018.  Total amounts capitalized to property and equipment amounted to nil for the years ended December 31, 2020 and 2019, and Php14 million for the year ended December 31, 2018.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php185 thousand as at December 31, 2020 and 2019, respectively.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities agreement with MIESCOR, which expired on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php33 million for the year ended December 31, 2018.  Total amounts capitalized to property and equipment amounted to nil for the years ended December 31, 2020 and 2019, and Php19 million for the year ended December 31, 2018.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at December 31, 2020 and 2019.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 are as follows:

1.	Term Loan Facility Agreements with NTT TC Leasing

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php29.5 million, Php51.5 million and Php50 million for the years ended December 31, 2020, 2019 and 2018, respectively.  On July 1, 2020, the loan was transferred to NTT TC Leasing Co., Ltd.  The amounts of US$25 million, or Php1,200.5 million, and US$25 million, or Php1,270 million, remained outstanding as at December 31, 2020 and 2019, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php29.5 million, Php51.5 million and Php50 million for the years ended December 31, 2020, 2019 and 2018, respectively.  On July 1, 2020, the loan was transferred to NTT TC Leasing Co., Ltd.  The amount of US$25 million, or Php1,200.5 million, and US$25 million, or Php1,270 million, remained outstanding as at December 31, 2020 and 2019, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php139 million, Php169 million Php17 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php183 million and Php147 million as at December 31, 2020 and 2019, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php81 million for the year ended December 31, 2020 and Php95 million for each of the years ended December 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million each as at December 31, 2020 and 2019;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to nil for the years ended December 31, 2020 and 2019, and Php5 million for the year ended December 31, 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at December 31, 2020 and 2019, respectively;

•

Backhaul Capacity Agreement.  On November 20, 2017, PLDT entered into an agreement with NTT Communications wherein each of PLDT and NTT agreed to make available its backhaul capacity (“Capacity”) to the other party in (i) the Philippines; and (ii) Japan and HongKong, SAR, respectively, on an “Indefeasible Right of Use” basis. Pursuant to the terms of the agreement, NTT and PLDT each agreed that it will equally provide its Capacity to the other party and that no payables shall be recognized by any party against the other party during the term of the agreement, except for the applicable cross-connect and interconnection charges; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php3 million for the year ended December 31, 2020 and Php5 million for each of the years ended December 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php3 million as at December 31, 2020 and 2019, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php58 million, Php70 million and Php96 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million and Php6 million as at December 31, 2020 and 2019, respectively.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php317 million, Php198 million and Php236 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php34 million for the year ended December 31, 2020 and nil for the years ended December 31, 2019 and 2018.  The carrying value of the ROU assets in our consolidated financial position amounted to Php134 million and Php168 million as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of lease liabilities in our consolidated statements of financial position, amounted to Php143 million and Php174 million as at December 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php59 million and Php31 million as at December 31, 2020 and 2019, respectively.

Total fees under these contracts, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php13 million for the year ended December 31, 2020 and nil for the years ended December 31, 2019 and 2018.  There were also other transactions such as professional and other contracted services, communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php9 million, Php146 million and Php138 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at December 31, 2020 and 2019, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php194 million, Php295 million and Php182 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php18 million and Php19 million as at December 31, 2020 and 2019 respectively, while the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php5 million as at December 31, 2020 and 2019, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php149 million, Php165 million and Php163 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php5 million and Php6 million as at December 31, 2020 and 2019, respectively, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php1 million as at December 31, 2020 and 2019, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to nil and Php34 million for the years ended December 31, 2019 and 2018, respectively.  There were no outstanding obligations under this agreement as at December 31, 2019.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of US$$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php72 million, Php156 million and Php135 million for the years ended December 31, 2020, 2019 and 2018, respectively.  There were no outstanding payable under this agreement as at December 31, 2020 and 2019.

On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020.

9.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to the SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006.  Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and
•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO.  Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock.  If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•

Limitation on Competition.  NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses.  Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•

Business Cooperation.  PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network.  In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•

Additional Rights of NTT DOCOMO.  Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;
2.

PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.

PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.

PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2020 and 2019.

•

Change in Control.  Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee.  A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT

DOCOMO in good faith whether such person should be considered a Hostile Transferee.
•

Termination.  If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate.  If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d.	Others
1.	Agreement of PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php112 million, Php33 million and Php409 million for the years ended December 31, 2020, 2019 and 2018, respectively.  There were no prepayments under this advertising placement agreements as at December 31, 2020 and 2019.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  The content cost recognized for the years ended December 31, 2020, 2019 and 2018 amounted to nil, Php224 million and Php372 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil as at December 31, 2020 and 2019.  There were no outstanding obligations under this agreement as at December 31, 2020 and 2019.

PLDT and Smart entered into a new two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019.  The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee.  iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statement under this agreement amounted to Php22 million, Php23 million and Php51 million, respectively, for the year ended December 31, 2020.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statements under this agreement amounted to Php82 million, Php82 million and Php166 million, respectively, for the year ended December 31, 2019.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php102 million and nil as at December 31, 2020 and 2019, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php2,145 million, Php2,401 million and Php2,355 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The expenses under these services amounted to Php1,582 million, Php1,908 million and Php1,935 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Under these agreements, the ROU assets in our consolidated statement of financial position amounted to Php598 million and Php232 million as at December 31, 2020 and 2019, respectively, and the trade and other receivables in our consolidated statements of financial position amounted to Php2,036 million and Php2,082 million as at December 31, 2020 and 2019, respectively. Under these agreements, the outstanding obligations, which were presented as part of lease liabilities amounted to Php569 million and Php310 million as at December 31, 2020 and 2019, respectively, accounts payable in our consolidated statements of financial position amounted to Php1,049 million and Php1,173 million as at December 31, 2020 and 2019, respectively, and accrued expenses and other current liabilities amounted to Php63 million and Php65 million as at December 31, 2020 and 2019, respectively.

See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs and Sale of PCEV’s Receivables from MPIC for other related party transactions.

e.	Material Related Party Transitions, or MRPT, Policy

On September 24, 2019, the Board of Directors approved and adopted the MRPT Policy in compliance with the Philippine SEC Memorandum Circular No. 10, Series of 2019, or the Rules on MRPT for Publicly-Listed Companies.

This MRPT Policy applies to the PLDT Group and covers related party transactions that meet the Materiality Threshold of 10% of PLDT’s total consolidated assets.  It defines the processes, controls and safeguards for the proper handling, including review, approval and disclosure, of such related party transactions in accordance with applicable laws and regulations.

Related party transactions involving an amount below the Materiality Threshold shall be covered by our Guidelines on the Proper Handling of Related Party Transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Short-term employee benefits	327	311	401
Share-based payments (Note 26)	297	138	83
Post-employment benefits (Note 26)	22	58	30
Total compensation paid to key officers of the PLDT Group	646	507	514

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php72 million, Php68 million and Php63 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

26.	Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.   For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	22,638	20,683	21,503
Actuarial losses (gains) on obligations – economic assumptions	3,507	3,829	(2,611)
Service costs	1,313	1,043	1,063
Interest costs on benefit obligation	1,056	1,338	1,227
Actuarial losses on obligations – experience	265	570	419
Actual benefits paid/settlements	(369)	(4,558)	(887)
Actuarial losses on obligations – demographic assumptions	—	4	—
Curtailments and others (Note 5)	(213)	(271)	(31)
Present value of defined benefit obligations at end of the year	28,197	22,638	20,683
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	13,724	13,539	12,534
Actual contributions	3,227	7,598	5,110
Interest income on plan assets	322	1,360	770
Actual benefits paid/settlements	(369)	(4,558)	(887)
Return on plan assets (excluding amount included in net interest)	(1,904)	(4,215)	(3,988)
Fair value of plan assets at end of the year	15,000	13,724	13,539
Unfunded status – net	(13,197)	(8,914)	(7,144)
Accrued benefit costs	13,342	8,985	7,159
Prepaid benefit costs (Note 19)	145	71	15

Components of net periodic benefit costs:
Service costs	1,313	1,043	1,063
Interest costs – net	734	(22)	457
Curtailment/settlement losses (gains) and other adjustments	(99)	(181)	21
Net periodic benefit costs (Note 5)	1,948	840	1,541

Actual net losses on plan assets amounted to Php1,582 million, Php2,855 million and Php3,218 million for the years ended December 31, 2020 and 2019 and 2018, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2021 will amount to Php1,880 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2020:

(in million pesos)
2021	3,570
2022	295
2023	433
2024	695
2025	882
2026 to 2065	125,132

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
Rate of increase in compensation	6.0%	6.0%	6.0%
Discount rate	3.5%	4.8%	7.3%

In 2019, we have changed the source of the mortality rates from the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries to the 2017 Philippine Intercompany Mortality Table developed by the Actuarial Society of the Philippines Life Insurance Committee.  Both sources provide separate rates for males and females.  The disability rates were based on the 1952 Disability Study of the U.S. Society of Actuaries for Period 2, Benefit 5 adjusted to suit local experience.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,869)
	(1%)	3,448

Future salary increases	1%	3,328
	(1%)	(2,835)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service.  For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service.  For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%.  In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,728	10,815
Shares of stock	1,903	2,077
Corporate bonds	255	145
Government securities	76	22
Mutual funds	21	9
Total noncurrent financial assets	12,983	13,068
Current Financial Assets
Cash and cash equivalents	1,771	441
Receivables	8	8
Total current financial assets	1,779	449
Total PLDT’s Plan Assets	14,762	13,517
Subsidiaries Plan Assets	238	207
Total Plan Assets of Defined Benefit Pension Plans	15,000	13,724

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at December 31, 2020 and 2019, this account consists of:

	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	9,955	10,050
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	542	544
BTFHI	100%	100%	231	221
			10,728	10,815

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation.  Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2021 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11. 6% to 11.7%.  Cash flows beyond the five-year period are determined using 0% to 5.0% growth rates.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.  See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs.

In 2018 and 2019, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php2,700 million and Php3,100 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php1,400 million to fund MediaQuest’s investment requirements.  As at December 31, 2020, MediaQuest has fully drawn the total amount of Php1,400 million.  Loss on changes in fair value of the investment for the year ended December 31, 2020 amounting to Php1,495 million were recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php423 million and Php464 million as at December 31, 2020 and 2019, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2020, 2019 and 2018.  Dividend receivables amounted to Php2 million each as at December 31, 2020 and 2019.

Shares of Stocks

As at December 31, 2020 and 2019, this account consists of:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,026	1,161
PLDT	35	26
Others	482	530
Preferred shares	360	360
	1,903	2,077

Dividends earned on PLDT common shares amounted to Php2 million for each of the years ended December 31, 2020, 2019 and 2018.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2020 and 2019.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php49 million for each of the years ended December 31, 2020, 2019 and 2018.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from January 2021 to September 2027 and fixed interest rates from 3.25% to 6.94% per annum.  Total investment in corporate bonds amounted to Php255 million and Php145 million as at December 31, 2020 and 2019, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes and Premyo Bonds bearing interest rate of 5.88% and 1.25% per annum, respectively.  These securities are fully guaranteed by the government of the Republic of the Philippines.  Total investment in government securities amounted Php76 million and Php22 million as at December 31, 2020 and 2019, respectively.

Mutual Funds

Investment in mutual funds includes local equity and offshore funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php21 million and Php9 million as at December 31, 2020 and 2019, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	86%	96%
Temporary cash investments	12%	3%
Debt and fixed income securities	2%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with R.A. 7641.  As at December 31, 2020 and 2019, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,813	2,804	2,490
Service costs	294	239	314
Interest costs on benefit obligation	118	174	—
Actuarial losses – experience	69	100	—
Actuarial losses – economic assumptions	28	13	—
Actual benefits paid/settlements	(567)	(37)	—
Curtailment and others	20	(480)	—
Present value of defined benefit obligations at end of the year	2,775	2,813	2,804
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	3,084	3,159	2,862
Actual contributions	282	281	297
Interest income on plan assets	142	190	—
Return on plan assets (excluding amount included in net interest)	143	100	—
Actual benefits paid/settlements	—	(37)	—
Others	—	(609)	—
Fair value of plan assets at end of the year	3,651	3,084	3,159
Funded status – net	876	271	355
Accrued benefit costs	—	—	23
Prepaid benefit costs (Note 19)	876	271	378

Components of net periodic benefit costs:
Service costs	294	239	314
Interest income – net	(24)	(16)	—
Curtailment/settlement gain	—	(6)	—
Others	—	(39)	—
Net periodic benefit costs (Note 5)	270	178	314

Smart’s net consolidated pension benefit costs amounted to Php224 million, Php178 million and Php314 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Actual net gains on plan assets amounted to Php143 million, Php290 million and nil for the years ended December 31, 2020, 2019 and 2018, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php299 million to the plan in 2021.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2020:

(in million pesos)
2021	75
2022	146
2023	105
2024	153
2025	215
2026 to 2060	1,395

The average duration of the defined benefit obligation at the end of the reporting period is 13 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019
	(Unaudited)	(Audited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	3.5%	7.3%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.9%)	(25)
	3.5%	96

Future salary increases	3.3%	(92)
	(0.9%)	(25)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 50%, 30% and 20% for fixed income securities, temporary placements and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,416	1,993
International equities	902	1,114
Domestic equities	832	649
Philippine foreign currency bonds	240	516
International fixed income	74	142
Total noncurrent financial assets	4,464	4,414
Current Financial Assets
Cash and cash equivalents	388	32
Receivables	—	2
Total current financial assets	388	34
Total plan assets	4,852	4,448
Less: Employee’s share, forfeitures and mandatory reserve account	1,201	1,364
Total Plan Assets of Defined Contribution Plans	3,651	3,084

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 12.0% per annum.  Total investments in domestic fixed income amounted to Php2,416 million and Php1,993 million as at December 31, 2020 and 2019, respectively.

International Equities

Investments in international equities include exchange traded funds, mutual funds and unit investment trust funds managed by BlackRock, Wellington Management and BPI Asset Management and Trust Corporation.  Total investments in international equities amounted to Php902 million and Php1,114 million as at December 31, 2020 and 2019, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php832 million and Php649 million as at December 31, 2020 and 2019, respectively.  This includes investment in PLDT shares with fair value of Php44 million and Php13 million as at December 31, 2020 and 2019, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.95% to 10.63% per annum.  Total investment in Philippine foreign currency bonds amounted to Php240 million and Php516 million as at December 31, 2020 and 2019, respectively.

International Fixed Income

Investments in international fixed income include exchange traded funds, mutual funds and unit investment trust funds managed by Pacific Investment Management.  Total investments in international fixed income amounted to Php74 million and Php142 million as at December 31, 2020 and 2019, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2020 and 2019 is as follows:

	2020	2019
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	64%	60%
Investments in listed and unlisted equity securities	36%	40%
	100%	100%

Other Long-term Employee Benefits

Cycle 1 TIP

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.  On December 11, 2018, the ECC of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at March 4, 2021, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released on March 12, 2020, April 7, 2020 and January 19, 2021 for the 2019 annual grant, and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 15, 2018 for the 2017 annual grant.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.

Cycle 2 TIP

On August 7, 2020, the ECC approved the adjusted TIP that covers the years 2020 and 2021, and will be cash-settled.  The cash grant will be for the two years covered and payment will be in 2022.  The Cycle 2 TIP will be based on the achievement of the CCNI for the years 2020 and 2021.

The expense accrued for the TIP amounted to Php1,134 million, Php638 million and Php208 million for the years ended December 31, 2020, 2019 and 2018, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php1,132 million and Php795 million as at December 31, 2020 and 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at December 31, 2020, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, the Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018 and the case is now submitted for resolution.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

Digitel is discussing with various local government units as to settlement of its franchise tax and real property tax liabilities.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively.  On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary.  The consolidated case remains pending with the Supreme Court as of the date of the report.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of R.A. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of R.A. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart.  On January 17, 2019, PLDT and Smart filed their Comment.  Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019.  On February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019.  In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings.  As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe).  The consolidated cases were assigned to the Court in charge of G.R. No. 230798, the case with the lowest docket number.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2020 and 2019:

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2020 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—	380	—	380
Debt instruments at amortized cost – net of current portion	1,153	—	—	1,153
Other financial assets – net of current portion	2,915	—	—	2,915
Current:
Cash and cash equivalents	40,237	—	—	40,237
Short-term investments	989	—	—	989
Trade and other receivables	22,053	—	—	22,053
Current portion of derivative financial assets	—	22	—	22
Current portion of financial assets at fair value through other comprehensive income	—	—	168	168
Current portion of other financial assets	200	6,972	—	7,172
Total assets	67,547	7,374	168	75,089

Liabilities as at December 31, 2020 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	205,195	—	—	205,195
Lease liabilities – net of current portion	15,982	—	—	15,982
Derivative financial liabilities – net of current portion	—	360	—	360
Customers' deposits	2,371	—	—	2,371
Deferred credits and other noncurrent liabilities	1,683	—	—	1,683
Current:
Accounts payable	80,051	—	—	80,051
Accrued expenses and other current liabilities	79,000	7,849	—	86,849
Current portion of interest-bearing financial liabilities	17,570	—	—	17,570
Current portion of lease liabilities	4,043	—	—	4,043
Dividends payable	1,194	—	—	1,194
Current portion of derivative financial liabilities	—	176	—	176
Total liabilities	407,089	8,385	—	415,474
Net assets (liabilities)	(339,542)	(1,011)	168	(340,385)

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2019 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—	3,369	—	3,369
Derivative financial assets – net of current portion	—	1	—	1
Financial assets at fair value through other comprehensive income – net of current portion	—	—	162	162
Other financial assets – net of current portion	1,986	—	—	1,986
Current:
Cash and cash equivalents	24,369	—	—	24,369
Short-term investments	314	—	—	314
Trade and other receivables	22,436	—	—	22,436
Current portion of derivative financial assets	—	41	—	41
Current portion of debt instruments at amortized cost	150	—	—	150
Current portion of financial assets at fair value through other comprehensive income	—	—	2,757	2,757
Current portion of other financial assets	1,220	6,866	—	8,086
Total assets	50,475	10,277	2,919	63,671

Liabilities as at December 31, 2019 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	172,834	—	—	172,834
Lease liabilities – net of current portion	13,100	—	—	13,100
Derivative financial liabilities – net of current portion	—	25	—	25
Customers' deposits	2,205	—	—	2,205
Deferred credits and other noncurrent liabilities	2,179	—	—	2,179
Current:
Accounts payable	76,384	—	—	76,384
Accrued expenses and other current liabilities	73,303	7,851	—	81,154
Current portion of interest-bearing financial liabilities	19,722	—	—	19,722
Current portion of lease liabilities	3,215	—	—	3,215
Dividends payable	1,584	—	—	1,584
Current portion of derivative financial liabilities	—	88	—	88
Total liabilities	364,526	7,964	—	372,490
Net assets (liabilities)	(314,051)	2,313	2,919	(308,819)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2020 and 2019:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 31, 2020 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	7,161	5,877	1,284
Domestic carriers	717	552	165
Total	7,877	6,429	1,449
Current Financial Liabilities
Accounts payable
Suppliers and contractors	75,394	72	75,322
Carriers and other customers	7,128	2,699	4,429
Total	82,522	2,771	79,751

December 31, 2019 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	5,857	4,338	1,519
Domestic carriers	1,018	219	799
Total	6,875	4,557	2,318
Current Financial Liabilities
Accounts payable
Suppliers and contractors	68,121	70	68,051
Carriers and other customers	11,437	3,706	7,731
Total	79,558	3,776	75,782

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2020 and 2019.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2020 and 2019 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	1,153	—	1,163	—
Other financial assets – net of current portion	2,915	1,986	2,561	1,657
Total	4,068	1,986	3,724	1,657
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	205,195	172,834	213,908	169,965
Customers' deposits	2,371	2,205	1,821	1,539
Deferred credits and other noncurrent liabilities	1,683	2,179	1,562	1,953
Total	209,249	177,218	217,291	173,457

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2020 and 2019.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2020				2019
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	61	294	25	380	2,442	304	623	3,369
Derivative financial assets – net of current portion	—	—	—	—	—	1	—	1
Financial assets at FVOCI – net of current portion	—	—	—	—	—	162	—	162
Current Financial Assets
Current portion of derivative financial assets	—	22	—	22	—	41	—	41
Current portion of FVOCI	—	168	—	168	—	2,757	—	2,757
Current portion of other financial assets	—	6,972	—	6,972	—	6,866	—	6,866
Total	61	7,456	25	7,542	2,442	10,131	623	13,196

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	360	—	360	—	25	—	25
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,849	—	7,849	—	7,851	—	7,851
Current portion of derivative financial liabilities	—	176	—	176	—	88	—	88
Total	—	8,385	—	8,385	—	7,964	—	7,964

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2020 and 2019, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges.  Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions.  Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement.  For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at December 31, 2020 and 2019, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2020 and 2019:

							2020		2019
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$16	Various dates in October 2020 to January 2021	U.S. Dollar Liabilities	Various dates in January to April 2021	—	Php48.40	US$13	(5)	US$22	(12)
	US$45	January to February 2021	U.S. Dollar Liabilities	Various dates in March to June 2021	—	Php48.26	—	—	—	—
	EUR5	Various dates in July and August 2019	EUR Assets	January 2020	—	Php58.65	—	—	EUR5	8
Smart
Forward foreign exchange contracts	US$144	Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php52.73	—	—	—	—
	US$260	Various dates in 2019 and 2020	U.S. Dollar Liabilities	Various dates in 2020	—	Php50.77	—	—	US$41	(22)
	US$26	Various dates in 2020	U.S. Dollar Liabilities	Various dates in 2021	—	Php48.44	US$26	(9)	—	—
	US$49	January to March 1, 2021	U.S. Dollar Liabilities	February to May 2021	—	Php48.33	—	—	—	—
PCEV
Forward foreign exchange contracts	US$22	Various dates in 2019	U.S. Dollar Cash Conversion	Various dates in 2019	—	Php52.24	—	—	—	—
								(14)		(26)
Transactions designated as hedges:
PLDT
Interest rate swaps(a)	US$100	August 2014	100 PNB	August 11, 2020	3.46%	—	—	—	US$95	(6)
	US$50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	—	—	US$48	(5)
	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	US$34	(25)	US$56	2
Long-term currency swaps(b)	US$4	January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	—	—	US$1	1
	US$6	April and June 2017	200 MUFG Bank, Ltd.	August 26,2019	1.63%	Php49.51	—	—	—	—
	US$2	January 2018	200 MUFG Bank, Ltd.	August 26,2019	1.59%	Php49.86	—	—	—	—
	US$6	February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	—	—	US$1	(2)
	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	US$16	(52)	US$17	(30)
Long-term foreign currency options(c)	US$200	Various dates in July 2020 and February 2021	300M Notes 2031	January 23, 2031	1.26%	Php50.00 Php56.00	US$200	(406)	—	—
	US$50	February 2021	300M Notes 2031	January 23, 2031	1.10%	Php48.75 Php53.75	—	—	—	—
								(483)		(40)
Smart
Interest rate swaps(d)	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	—	—	—	—
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	—	—	—	—
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	—	—	US$22	4
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$6	(2)	US$12	5
Long-term currency swaps(e)	US$18	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.76%	Php50.98	—	—	US$9	(3)
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	—	—	US$4	(6)
	US$6	February 2019	100 Mizuho	December 7, 2021	2.22%	Php51.83	US$2	(8)	US$4	(5)
	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	US$6	(7)	—	—
Long-term foreign currency options(f)	US$40	February 2021	140 PNB	December 13, 2021	1.66%	Php48.00 Php54.00	—	—	—	—
								(17)		(5)
								(514)		(71)

(a)

PLDT’s interest rate swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php16 million and Php11 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Interest accrual on the interest rate swaps amounting to Php9 million and Php2 million were recorded as at December 31, 2020 and 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(b)

PLDT’s long-term principal only-currency swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php46 million and Php23 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2020 and 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php6 million and Php7 million were recognized as at December 31, 2020 and 2019, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php2 million were recognized in our consolidated income statements for each of the years ended December 31, 2020 and 2019.

(c)

PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2020 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php50.00 and Php56.00, PLDT will purchase the U.S. dollar at Php50.00.  However, if on fixing date, the exchange rate is beyond Php56.00, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php6.00, and if the exchange rate is lower than Php50.00, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market losses amounting to Php342 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2020.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php64 million were recognized as at December 31, 2020.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php26 million were recognized in our consolidated income statement for the year ended December 31, 2020.

(d)

Smart’s interest rate swap agreements outstanding as at December 31, 2020 and, 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php2 million and mark-to-market gain amounting to Php6 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Interest accrual amounting to Php197 thousand and interest reduction amounting to Php3 million were recognized as at December 31, 2020 and 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(e)

Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2020 and 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php13 million and Php12 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2020 and 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million each was recognized as at December 31, 2020 and 2019.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php1 million each was recognized in our consolidated income statements for the years ended December 31, 2020 and 2019.

(f)

Smart’s long-term foreign currency option agreements entered on various dates in February 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php54.00, Smart will purchase the U.S. Dollar at Php48.00.  However, if on fixing date the exchange rate is beyond Php54.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php6.00, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate.

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	—	1
Current assets	22	41
Noncurrent liabilities (Note 29)	(360)	(25)
Current liabilities (Note 29)	(176)	(88)
Net liabilities	(514)	(71)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2020 and 2019 are summarized as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the year	(71)	243
Settlements, interest expense and others	429	235
Effective portion recognized in the profit or loss for the cash flow hedges	(156)	14
Losses on derivative financial instruments (Note 4)	(284)	(233)
Net fair value losses on cash flow hedges charged to other comprehensive income	(432)	(330)
Net mark-to-market losses at end of the year	(514)	(71)

Our consolidated analysis of losses on derivative financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Hedge costs	(94)	(51)	(49)
Gains (losses) on derivative financial instruments (Note 4)	(284)	(233)	1,135
Net losses on derivative financial instruments (Notes 4 and 5)	(378)	(284)	1,086

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of

Directors reviews and approves policies for managing each of these risks, which are summarized below.  We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations.  To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives.  These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php40,237 million and Php989 million, respectively, as at December 31, 2020, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2020 and 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2020 (Unaudited)
Financial instruments at amortized cost:	74,846	71,357	2,286	732	471
Other financial assets	3,689	200	2,286	732	471
Debt instruments at amortized cost	1,153	1,153	—	—	—
Temporary cash investments	30,711	30,711	—	—	—
Short-term investments	989	989	—	—	—
Retail subscribers	17,142	17,142	—	—	—
Corporate subscribers	13,318	13,318	—	—	—
Foreign administrations	1,520	1,520	—	—	—
Domestic carriers	226	226	—	—	—
Dealers, agents and others	6,098	6,098	—	—	—
Financial instruments at FVPL:	7,352	6,972	—	—	380
Financial assets at fair value through profit or loss	380	—	—	—	380
Other financial assets	6,972	6,972	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at fair value through other comprehensive income	168	168	—	—	—
Total	82,366	78,497	2,286	732	851

December 31, 2019 (Audited)
Financial instruments at amortized cost:	60,971	58,687	1,768	338	178
Other financial assets	3,504	1,220	1,768	338	178
Debt instruments at amortized cost	150	150	—	—	—
Temporary cash investments	17,663	17,663	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	17,178	—	—	—
Corporate subscribers	13,005	13,005	—	—	—
Foreign administrations	1,896	1,896	—	—	—
Domestic carriers	889	889	—	—	—
Dealers, agents and others	6,372	6,372	—	—	—
Financial instruments at FVPL:	10,235	6,866	—	—	3,369
Financial assets at fair value through profit or loss	3,369	—	—	—	3,369
Other financial assets	6,866	6,866	—	—	—
Financial instruments at FVOCI:	2,919	2,757	162	—	—
Financial assets at fair value through other comprehensive income	2,919	2,757	162	—	—
Total	74,125	68,310	1,930	338	3,547

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2020 and 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2020 (Unaudited)
Debt(1):	292,639	12,562	74,960	51,659	153,458
Principal	224,027	12,400	47,753	37,785	126,089
Interest	68,612	162	27,207	13,874	27,369
Lease obligations	23,270	4,945	8,903	5,070	4,352
Various trade and other obligations:	167,915	163,911	1,956	36	2,012
Suppliers and contractors	76,864	75,322	1,535	7	—
Utilities and related expenses	62,570	62,568	2	—	—
Employee benefits	10,112	10,112	—	—	—
Liability from redemption of preferred shares	7,849	7,849	—	—	—
Customers’ deposits	2,371	—	330	29	2,012
Carriers and other customers	1,336	1,336	—	—	—
Dividends	1,194	1,194	—	—	—
Others	5,619	5,530	89	—	—
Total contractual obligations	483,824	181,418	85,819	56,765	159,822

December 31, 2019 (Audited)
Debt(1):	243,226	19,014	66,052	54,146	104,014
Principal	193,047	15,221	44,253	40,288	93,285
Interest	50,179	3,793	21,799	13,858	10,729
Lease obligations	25,465	10,458	6,879	4,401	3,727
Various trade and other obligations:	153,255	148,839	2,405	38	1,973
Suppliers and contractors	70,169	68,051	2,118	—	—
Utilities and related expenses	51,875	51,843	32	—	—
Employee benefits	8,673	8,673	—	—	—
Liability from redemption of preferred shares	7,851	7,851	—	—	—
Customers’ deposits	2,205	—	194	38	1,973
Dividends	1,584	1,584	—	—	—
Carriers and other customers	1,387	1,387	—	—	—
Others	9,511	9,450	61	—	—
Total contractual obligations	421,946	178,311	75,336	58,585	109,714

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	5,012	10,480
After one year but not more than five years	13,906	11,258
More than five years	4,352	3,727
Total	23,270	25,465

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php167,915 million and Php153,255 million as at December 31, 2020 and 2019, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at December 31, 2020 and 2019.  These commitments will expire within one year.  See Note 11 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2020 and 2019.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars.  As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2020 (Unaudited)
Long-term currency swaps	24	—	Derivative financial assets – net of current portion
	—	(14)	Derivative financial liabilities – net of current portion
	—	(48)	Current portion of derivative financial liabilities
Long-term foreign currency options	200	(342)	Derivative financial liabilities – net of current portion
	224	(404)

December 31, 2019 (Audited)
Long-term currency swaps	36	1	Derivative financial assets – net of current portion
	—	3	Current portion of derivative financial assets
	—	(25)	Derivative financial liabilities – net of current portion
	—	(24)	Current portion of derivative financial liabilities
	36	(45)

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020		2019
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	—
US$100M PNB	(11)	—	(11)	—
US$200M MUFG Bank, Ltd.	(47)	6	(48)	8
US$300M Notes 2031	(414)	64
	(745)	70	(332)	8

Smart:
US$200M Mizuho	(1)	—	(12)	5
US$100M Mizuho	(18)	15	(22)	12
	(19)	15	(34)	17

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2020 and 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
December 31, 2020 (Unaudited)
Long-term currency swaps	(350)	Other comprehensive loss
Long-term foreign currency options	(414)	Other comprehensive loss
	(764)

December 31, 2019 (Audited)
Long-term currency swaps	(366)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2020 and 2019:

	2020		2019
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Debt instruments at amortized cost	24	1,153	—	—
Derivative financial assets – net of current portion	—	—	—	1
Other financial assets – net of current portion	—	7	—	13
Total noncurrent financial assets	24	1,160	—	14
Current Financial Assets
Cash and cash equivalents	338	16,251	122	6,181
Short-term investments	10	480	6	285
Trade and other receivables – net	131	6,290	777	39,472
Current portion of derivative financial assets	1	22	1	41
Current portion of other financial assets	—	12	—	11
Total current financial assets	480	23,055	906	45,990
Total Financial Assets	504	24,215	906	46,004
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	802	38,530	126	6,389
Derivative financial liabilities – net of current portion	7	360	—	25
Other noncurrent liabilities	1	22	—	15
Total noncurrent financial liabilities	810	38,912	126	6,429
Current Financial Liabilities
Accounts payable	670	32,201	676	34,325
Accrued expenses and other current liabilities	253	12,135	208	10,555
Current portion of interest-bearing financial liabilities	59	2,842	210	10,687
Current portion of derivative financial liabilities	4	176	2	88
Total current financial liabilities	986	47,354	1,096	55,655
Total Financial Liabilities	1,796	86,266	1,222	62,084

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php48.02 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2020.

(2)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.80 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2019.

As at March 3, 2021, the Philippine Peso-U.S. Dollar exchange rate was Php48.53 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php659 million as at December 31, 2020.

Approximately 18% and 9% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. Dollars as at December 31, 2020 and 2019, respectively.  Our consolidated foreign currency-denominated debt increased to Php40,872 million as at December 31, 2020 from Php17,029 million as at December 31, 2019, respectively.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts and long-term foreign currency options were US$224 million and US$36 million as at December 31, 2020 and 2019, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 13% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 8% (or 8%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2020 and 2019, respectively.

Approximately 16% and 15% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the years ended December 31, 2020 and 2019, respectively.  Approximately 12% and 11% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the years ended December 31, 2020 and 2019, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso appreciated by 5.47% against the U.S. Dollar to Php48.02 to US$1.00 as at December 31, 2020 from Php50.80 to US$1.00 as at December 31, 2019.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,488 million and Php424 million for the years ended December 31, 2020 and 2019, respectively, while we recognized net consolidated foreign exchange loss of Php771 million for the year ended December 31, 2018.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until March 31, 2021.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1% as compared to the exchange rate of Php48.02 to US$1.00 as at December 31, 2020.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1% as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php870 million and Php909 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2020 (Unaudited)
Interest rate swaps	40	—	Derivative financial assets – net of current portion
	—	22	Current portion of derivative financial assets
	—	(4)	Derivative financial liabilities – net of current portion
	—	(44)	Current portion of derivative financial liabilities
	40	(26)

December 31, 2019 (Audited)
Interest rate swaps	233	1	Derivative financial assets – net of current portion
	—	31	Current portion of derivative financial assets
	—	(1)	Derivative financial liabilities – net of current portion
	—	(31)	Current portion of derivative financial liabilities
	233	—

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2020 and 2019 are as follows:

	2020		2019
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	—	—	(6)	—
US$50M MBTC	—	—	(4)	—
US$200M MUFG Bank, Ltd.	(16)	—	(1)	—
	(16)	—	(11)	—

Smart:
2014 BTMU US$100M	—	—	(1)	—
2014 Mizuho US$50M	—	—	(1)	—
2015 Mizuho US$200M	(2)	—	(36)	—
2015 Mizuho US$100M	(6)	—	(19)	—
	(8)	—	(57)	—

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at December 31, 2020 and 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
December 31, 2020 (Unaudited)
Interest rate swaps	(24)	Other comprehensive loss

December 31, 2019 (Audited)
Interest rate swaps	(68)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2020 and 2019.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2020 (Unaudited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	24	—	—	—	24	1,153	—	1,153	24	1,163
Interest rate	—	0.8962% to 2.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	49	—	—	—	—	49	2,337	—	2,337	49	2,337
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	103	—	—	—	—	103	4,940	—	4,940	103	4,940
Interest rate	0.0500% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	254	—	—	—	—	254	12,222	—	12,222	254	12,222
Interest rate	0.0200% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	385	—	—	—	—	385	18,490	—	18,490	385	18,490
Interest rate	0.3200% to 1.6000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	10	—	—	—	—	10	480	—	480	10	480
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	11	—	—	—	—	11	509	—	509	11	509
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
	812	24	—	—	—	836	40,131	—	40,131	836	40,141

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	28,813	634	28,179	632	30,336
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	11	—	—	—	11	540	—	540	11	545
Interest rate	—	2.8850%	—	—		—	—	—	—	—	—
Philippine Peso	258	313	525	657	1,612	3,365	161,597	532	161,065	3,489	167,520
Interest rate	5.2250%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9500% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	—	93	39	53	70	255	12,222	69	12,153	255	12,222
Interest rate	—	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	9	4	77	344	434	20,855	27	20,828	434	20,855
Interest rate	—	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	0.6000% to 0.7500% over PHP BVAL (floor rate 4.5000%)	—	—	—	—	—	—
	258	426	568	787	2,626	4,665	224,027	1,262	222,765	4,821	231,478

As at December 31, 2019 (Audited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	3	—	—	—	—	3	150	—	150	3	150
Interest rate	4.8371%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	31	—	—	—	—	31	1,586	—	1,586	31	1,586
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	83	—	—	—	—	83	4,228	—	4,228	83	4,228
Interest rate	0.0500% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	92	—	92	2	92
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	72	—	—	—	—	72	3,645	—	3,645	72	3,645
Interest rate	0.7000% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	276	—	—	—	—	276	14,018	—	14,018	276	14,018
Interest rate	0.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	1	—	—	—	—	1	29	—	29	1	29
Interest rate	1.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	6	—	—	—	—	6	285	—	285	6	285
Interest rate	0.0000%	—	—	—	—	—	—	—	—	—	—
	474	—	—	—	—	474	24,033	—	24,033	474	24,033

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	—	15	4	—	—	19	952	—	952	19	945
Interest rate	—	2.8850%	2.8850%	—	—	—	—	—	—	—	—
Philippine Peso	42	376	302	673	1,697	3,090	156,996	408	156,588	3,024	153,644
Interest rate	4.4850% to 5.5000%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	165	76	26	50	—	317	16,124	47	16,077	317	16,123
Interest rate	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	93	69	3	70	139	374	18,975	36	18,939	374	18,975
Interest rate	1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.6000% over PHP BVAL	—	—	—	—	—	—
	300	536	335	793	1,836	3,800	193,047	491	192,556	3,734	189,687

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 15% and 18% of our consolidated debts were variable rate debts as at December 31, 2020 and 2019, respectively.  Our consolidated variable rate debt decreased to Php33,077 million as at December 31, 2020 from Php35,098 million as at December 31, 2019.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$40 million and US$233 million as at December 31, 2020 and 2019, respectively, approximately 86% and 88% of our consolidated debts were fixed as at December 31, 2020 and 2019, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2021.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 5 basis points, or bps, and 15 bps higher/lower, respectively, as compared to levels as at December 31, 2020.  If the U.S. Dollar interest rates had been 5 bps higher/lower as compared to market levels as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php1 million and Php6 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 15 bps higher/lower as compared to market levels as at December 31, 2020, with all other variables held constant, consolidated profit after tax for the year 2020 and stockholders’ equity as at year end 2020 would have been approximately Php1.9 thousand and Php34 million, respectively, lower/higher mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations.  We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties.  Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity.  Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2020 and 2019 are as follows:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	380	3,369
Derivative financial assets – net of current portion	—	1
Current portion of derivative financial assets	22	41
Total	402	3,411

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2020 and 2019.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2020 and 2019, the gross exposure to credit risk equal their carrying amount.

	December 31, 2020 (Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	45,099	8,239	—	53,338
Standard grade	563	4,443	—	5,006
Substandard grade	—	9,371	—	9,371
Default	574	3,960	12,291	16,825
Gross carrying amount	46,236	26,013	12,291	84,540
Less allowance	574	3,960	12,291	16,825
Carrying amount	45,662	22,053	—	67,715

	December 31, 2019 (Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,241	9,228	—	38,469
Standard grade	1,710	6,224	—	7,934
Substandard grade	7	6,984	—	6,991
Default	298	1,763	15,141	17,202
Gross carrying amount	31,256	24,199	15,141	70,596
Less allowance	298	1,763	15,141	17,202
Carrying amount	30,958	22,436	—	53,394

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2020 and 2019.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2020 and 2019:

	December 31, 2020 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	67,547	528	67,019
Other financial assets	3,115	—	3,115
Debt instruments at amortized cost	1,153	—	1,153
Cash and cash equivalents	40,237	173	40,064
Short-term investments	989	—	989
Retail subscribers	7,152	18	7,134
Corporate subscribers	8,460	337	8,123
Foreign administrations	1,284	—	1,284
Domestic carriers	165	—	165
Dealers, agents and others	4,992	—	4,992
Financial instruments at FVPL:	7,374	—	7,374
Financial assets at FVPL	380	—	380
Other financial assets	6,972	—	6,972
Interest rate swap	22	—	22
Financial instruments at FVOCI:	168	—	168
Financial assets at FVOCI	168	—	168
Total	75,089	528	74,561

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2020.

	December 31, 2019 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	50,475	561	49,914
Other financial assets	3,206	—	3,206
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	24,369	184	24,185
Short-term investments	314	—	314
Retail subscribers	6,486	46	6,440
Corporate subscribers	8,403	331	8,072
Foreign administrations	1,519	—	1,519
Domestic carriers	799	—	799
Dealers, agents and others	5,229	—	5,229
Financial instruments at FVPL:	10,277	—	10,277
Financial assets at FVPL	3,369	—	3,369
Other financial assets	6,866	—	6,866
Interest rate swap	31	—	31
Forward foreign exchange contracts	8	—	8
Currency swap	2	—	2
Long-term currency swap	1	—	1
Financial instruments at FVOCI:	2,919	—	2,919
Financial assets at FVOCI	2,919	—	2,919
Total	63,671	561	63,110

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2019.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2020 and 2019:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2020 (Unaudited)
Financial instruments at amortized cost:	84,372	53,170	5,006	9,371	16,825
Other financial assets	3,689	2,833	282	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—
Cash and cash equivalents	40,237	39,956	281	—	—
Short-term investments	989	989	—	—	—
Retail subscribers	17,142	3,263	2,348	1,541	9,990
Corporate subscribers	13,318	3,358	228	4,874	4,858
Foreign administrations	1,520	246	567	471	236
Domestic carriers	226	14	38	113	61
Dealers, agents and others	6,098	1,358	1,262	2,372	1,106
Financial instruments at FVPL:	7,374	7,260	114	—	—
Financial assets at FVPL	380	266	114	—	—
Other financial assets	6,972	6,972	—	—	—
Interest rate swap	22	22	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—
Financial assets at FVOCI	168	168	—	—	—
Total	91,914	60,598	5,120	9,371	16,825

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2019 (Audited)
Financial instruments at amortized cost:	67,677	35,550	7,934	6,991	17,202
Other financial assets	3,504	1,747	1,452	7	298
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	24,369	24,111	258	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	3,280	1,634	1,572	10,692
Corporate subscribers	13,005	3,652	2,041	2,710	4,602
Foreign administrations	1,896	460	414	645	377
Domestic carriers	889	374	40	385	90
Dealers, agents and others	6,372	1,462	2,095	1,672	1,143
Financial instruments at FVPL:	10,277	10,160	117	—	—
Financial assets at FVPL	3,369	3,252	117	—	—
Other financial assets	6,866	6,866	—	—	—
Interest rate swap	31	31	—	—	—
Forward foreign exchange contracts	8	8	—	—	—
Currency swap	2	2	—	—	—
Long-term currency swap	1	1	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—
Total	80,873	48,629	8,051	6,991	17,202

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2020 and 2019 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2020 (Unaudited)
Financial instruments at amortized cost:	84,372	58,176	3,090	1,139	5,142	16,825
Other financial assets	3,689	3,115	—	—	—	574
Debt instruments at amortized cost	1,153	1,153	—	—	—	—
Cash and cash equivalents	40,237	40,237	—	—	—	—
Short-term investments	989	989	—	—	—	—
Retail subscribers	17,142	5,611	884	348	309	9,990
Corporate subscribers	13,318	3,586	1,606	559	2,709	4,858
Foreign administrations	1,520	813	144	70	257	236
Domestic carriers	226	52	31	10	72	61
Dealers, agents and others	6,098	2,620	425	152	1,795	1,106
Financial instruments at FVPL:	7,374	7,374	—	—	—	—
Financial assets at FVPL	380	380	—	—	—	—
Other financial assets	6,972	6,972	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Financial instruments at FVOCI:	168	168	—	—	—	—
Financial assets at FVOCI	168	168	—	—	—	—
Total	91,914	65,718	3,090	1,139	5,142	16,825

December 31, 2019 (Audited)
Financial instruments at amortized cost:	67,677	43,484	2,006	1,247	3,738	17,202
Other financial assets	3,504	3,199	—	—	7	298
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	24,369	24,369	—	—	—	—
Short-term investments	314	314	—	—	—	—
Retail subscribers	17,178	4,914	994	150	428	10,692
Corporate subscribers	13,005	5,693	705	770	1,220	4,617
Foreign administrations	1,896	874	41	26	578	377
Domestic carriers	889	414	103	240	43	89
Dealers, agents and others	6,372	3,557	163	61	1,462	1,129
Financial instruments at FVPL:	10,277	10,277	—	—	—	—
Financial assets at FVPL	3,369	3,369	—	—	—	—
Other financial assets	6,866	6,866	—	—	—	—
Interest rate swap	31	31	—	—	—	—
Forward foreign exchange contracts	8	8	—	—	—	—
Currency swap	2	2	—	—	—	—
Long-term currency swap	1	1	—	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—	—
Total	80,873	56,680	2,006	1,247	3,738	17,202

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2020, 2019 and 2018.

29.	Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities for the years ended December 31, 2020, 2019 and 2018:

	January 1, 2020		Foreign exchange movement		December 31, 2020
	(Unaudited)	Cash flows		Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	192,556	31,979	(1,917)	147	222,765
Lease liabilities (Notes 3 and 10)	16,315	(2,541)	—	6,251	20,025
Derivative financial liabilities	113	(430)	—	853	536
Accrued interests and other related costs (Note 24)	1,531	(8,348)	—	8,689	1,872
Dividends (Note 20)	1,584	(16,721)	—	16,331	1,194
	212,099	3,938	(1,917)	32,270	246,390

	January 1, 2019		Foreign exchange movement		December 31, 2019
	(Audited)	Cash flows		Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	176,276	16,811	(653)	122	192,556
Lease liabilities (Notes 3 and 10)	15,233	(5,399)	—	6,481	16,315
Derivative financial liabilities	80	(50)	—	83	113
Accrued interests and other related costs (Note 24)	1,347	(7,143)	—	7,327	1,531
Dividends (Note 20)	1,533	(15,592)	—	15,643	1,584
	194,469	(11,373)	(653)	29,656	212,099

	January 1, 2018		Foreign exchange movement		December 31, 2018
	(Audited)	Cash flows		Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities	172,611	1,722	1,723	220	176,276
Derivative financial liabilities	149	886	—	(955)	80

Accrued interests and other related costs (Note 24)	1,176	(6,614)	—	6,785	1,347
Dividends (Note 20)	1,575	(13,928)	—	13,886	1,533
	175,511	(17,934)	1,723	19,936	179,236

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Additions to ROU assets (Note 10)	9,335	5,072

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2020 and 2019:

	2020	2019
	(Unaudited)	(Audited)
	(in million pesos)
Additions to lease liabilities (Note 10)	11,122	5,065